   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1998.
                                                    REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         HORIZON MEDICAL PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            GEORGIA                           5047                          58-1882343
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                                ONE HORIZON WAY
                                P.O. DRAWER 627
                           MANCHESTER, GEORGIA 31816
                                 (706) 846-3126
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MARSHALL B. HUNT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                ONE HORIZON WAY
                                P.O. DRAWER 627
                           MANCHESTER, GEORGIA 31816
                                 (706) 846-3126
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                JEFFREY M. STEIN                                    LEONARD A. SILVERSTEIN
                KING & SPALDING                                   LONG ALDRIDGE & NORMAN LLP
              191 PEACHTREE STREET                             303 PEACHTREE STREET, SUITE 5300
          ATLANTA, GEORGIA 30303-1763                               ATLANTA, GEORGIA 30308
             PHONE: (404) 572-4600                                   PHONE: (404)527-4000
           FASCIMILE: (404) 572-5100                              FACSIMILE: (404) 527-4198

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                 TITLE OF EACH CLASS OF                            AMOUNT TO BE                   AMOUNT OF
               SECURITIES TO BE REGISTERED                     REGISTERED(1)(2)(3)             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share..................          $55,000,000                     $16,225
=====================================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Includes $8,250,000 of Common Stock which the Underwriters have the option to purchase solely to cover over-allotments, if any.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(C), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1998
                                            Shares

    [LOGO]                    HORIZON MEDICAL PRODUCTS, INC.
    HMP                           Common Stock
                               ($.001 par value)
                             ---------------------
Of the shares of Common Stock ("Common Stock") offered hereby (the "Offering"), shares are being sold by Horizon Medical Products, Inc. ("HMP") and shares are being sold by the Selling Shareholders named herein under
 "Principal and Selling Shareholders" (the "Selling Shareholders"). The Company will not receive any of the proceeds of shares sold by the Selling Shareholders. Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between
$          and $          per share. For information relating to the factors to
   be considered in determining the initial offering price to the public, see
                                "Underwriting."

Application has been made to list the Common Stock on The Nasdaq Stock Market's
                   National Market under the symbol "HMPS."
FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGE 7 HEREIN.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING                               PROCEEDS TO
                                              PRICE            DISCOUNTS AND         PROCEEDS TO            SELLING
                                            TO PUBLIC           COMMISSIONS          COMPANY(1)          SHAREHOLDERS
                                       -------------------  -------------------  -------------------  -------------------
Per Share............................           $                    $                    $                    $
Total(2).............................           $                    $                    $                    $

(1) Before deduction of expenses payable by the Company, estimated at
    $1,000,000.
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of additional shares of Common Stock to cover over-allotments of shares. If the
    option is exercised in full, the total Price to Public will be $         ,
    Underwriting Discounts and Commissions will be $         , and Proceeds to
    Company will be $         .

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about                     , 1998, against
payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
                         BANCAMERICA ROBERTSON STEPHENS
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                 Prospectus dated                       , 1998.

             [PHOTOGRAPHS OF PRODUCTS INDICATING BENEFITS AND USES]

                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ------------------

     CIRCLE C(R), HMP (AND DESIGN), INFUSE-A-PORT(R), LIFEPORT (STYLIZED), NEOSTAR MEDICAL(R) AND TRIUMPH-1(R) ARE REGISTERED TRADEMARKS OF THE COMPANY. BAYONET(TM), HMP(TM), HORIZON(TM), HORIZON MEDICAL PRODUCTS(TM),
INFUSE-A-CATH(TM), LIFEPORT(TM) AND PHERES-FLOW(TM) ARE TRADEMARKS OF THE COMPANY. ALL OTHER TRADE NAMES, TRADEMARKS AND SERVICE MARKS REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the conversion of all shares of the Company's Class B Common Stock, $.001 par value per share, and Class A Common Stock, $.001 par value per share, into shares of Common Stock, $.001 par value per share,
concurrently with a           -for-          stock split upon consummation of
the Offering. See "Underwriting" and "Description of Capital Stock."

                                  THE COMPANY

     HMP(TM) is a leading specialty medical device company focused on manufacturing and marketing vascular access products. Vascular access products comprised an estimated $1.8 billion worldwide market in 1997 and industry sources estimate that worldwide sales of vascular access products will grow at a rate of approximately 10.5% per annum over the next three years to $2.4 billion in sales by the year 2000. The Company's vascular access product lines include implantable ports, which are used primarily in cancer treatment protocols, and specialty catheters, which are used in hemodialysis and stem cell apheresis procedures. The Company believes it offers the broadest available product lines in each of these product categories and that it has the largest sales force focused exclusively on vascular access products.

     The Company's vascular access ports are used primarily in systemic or regional short- and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents, antibiotics or analgesics) and frequent blood samplings. The Company believes that the worldwide market for vascular access ports will continue to grow primarily due to the increased utilization of chemotherapy protocols, driven by (i) aging population demographics and the higher incidence of cancer among persons 60 years of age and older relative to other age groups and (ii) the increasing patient population for whom chemotherapy has become an appropriate treatment protocol due to earlier detection and intervention and the increased efficacy of chemotherapy treatments.

     The Company expects that its specialty hemodialysis and apheresis families of catheters will continue to benefit from the unique Circle C(R) and Pheres-Flow(TM)designs and the growth of underlying markets. Growth in the number of hemodialysis patients is expected to result primarily from (i) the aging of the general population, (ii) the increased effectiveness of treatments for and higher survival rates of patients suffering from hypertension, diabetes and other illnesses which lead to renal failure and (iii) increasingly efficient hemodialysis procedures which have enabled older patients and others that previously could not tolerate hemodialysis to benefit from this treatment. The Company believes that stem cell apheresis procedures will continue to experience significant growth primarily from increasing awareness and acceptance of apheresis as part of the treatment protocol for various cancers and improvements in apheresis procedures.

     The Company believes that the strength of its marketing, manufacturing, and management infrastructure, together with the experience of its management team in developing strategic partnerships and acquiring and integrating product lines, positions it to become a leading supplier in the vascular access product market. The Company will seek to achieve this objective and capitalize on favorable industry dynamics by pursuing the following strategies.

     - Focus on the Vascular Access Market. The Company has developed a highly-specialized sales force that focuses exclusively on vascular access products and believes it offers its customers the broadest available lines in each of the Company's three major categories of products. By offering broad product lines, including proprietary products, the Company is able to take advantage of cross-selling opportunities within its targeted customer base. The Company believes that its customers benefit from its broad knowledge of vascular access products and procedures, comprehensive customer support and responsiveness to their changing needs.

     - Exploit Unique Products. The Company manufactures and markets certain lines of products that utilize unique technologies which offer superior performance compared with competing products. Such products include the Circle C(R) dual lumen hemodialysis catheters and the Pheres-Flow(TM)stem cell apheresis catheter. The Company will seek to increase its sales of these unique products and utilize cross-selling to increase sales of its other product lines.

     - Pursue Strategic Acquisitions/Partnerships. The Company has enhanced its product lines through completion of the acquisition (the "NeoStar Medical(R) Acquisition") of NeoStar Medical(R) Technologies, Inc. ("NeoStar Medical(R)") in October 1995, which gave the Company its first line of catheters, and the acquisition (the "Strato(R)/Infusaid(TM) Acquisition") of Strato(R)/Infusaid(TM) Inc. ("Strato(R)/Infusaid(TM)") in July 1997, which significantly expanded the Company's line of vascular access ports. The Company believes that the vascular access products industry remains highly fragmented, and that there will continue to be attractive strategic partnering and acquisition opportunities in the industry. The Company will seek to acquire products that: (i) will broaden its lines of vascular access products or increase its penetration of existing markets, (ii) can be effectively marketed by its sales organization and (iii) can be manufactured at the Company's recently opened manufacturing facility.

     - Increase Efficiency of Manufacturing Operations. The Company believes that it can achieve significant cost efficiencies through transitioning the manufacturing of all its product lines to its recently expanded Manchester, Georgia manufacturing facility. The Company will also seek to leverage its manufacturing infrastructure by adding newly acquired or developed vascular access products to its product lines.

     - Develop and Expand Distribution Capabilities. The Company plans to continue to build upon the success of its sales organization by expanding its marketing efforts internationally, by entering into group purchasing contracts and by enhancing its direct sales force. In 1997, approximately 17% of the Company's revenues were generated outside the United States, despite the fact that approximately 50% of the vascular access device market is outside the United States. The Company will also seek to enter into additional group purchasing contracts with national purchasing groups, which are playing an increasingly significant role in the decisions of hospitals and other health care organizations to purchase certain medical devices. In connection with such efforts, the Company has recently agreed to enter into a Group Purchasing Agreement (the "Premier Purchasing Agreement") with Premier Purchasing Partners, L.P. ("Premier"), a purchasing group comprising over 1,800 owned, leased, managed and affiliated hospitals, pursuant to which the Company will be an approved vendor for such hospitals.
                               ------------------

     HMP(TM) was incorporated in Georgia in 1990. The Company's principal executive offices are located at One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816. The Company's telephone and facsimile numbers are (706) 846-3126 and (706) 846-3146, respectively.

                                  THE OFFERING

Common Stock offered by:
The Company..........................         shares
The Selling Shareholders.............         shares
                                       -----
          Total......................         shares
                                       =====
Common Stock to be outstanding after
  the Offering(1)....................         shares
Use of Proceeds......................  Repayment of outstanding indebtedness and for working capital and general corporate purposes, including the
                                       acquisition of complementary businesses, products or
                                       technologies and certain additional office space in
                                       Atlanta, Georgia. The Company will not receive any
                                       proceeds from the sale of Common Stock by the Selling
                                       Shareholders. See "Use of Proceeds."
Proposed Nasdaq National Market
  Symbol.............................  HMPS

---------------

(1) Does not include (i)        shares of Common Stock reserved for issuance
    upon the exercise of outstanding stock options issued under the Company's
    1998 Stock Incentive Plan (the "Stock Incentive Plan"), (ii)        shares
    of Common Stock reserved for issuance upon the exercise of stock options
    which may be granted under the Stock Incentive Plan, (iii)        shares of
    Common Stock reserved for issuance upon the exercise of a warrant to purchase Common Stock granted by the Company to Premier in connection with the Premier Purchasing Agreement and (iv) certain shares of Common Stock which may become issuable to two affiliates of the Company as consulting fees. See "Management -- Stock Incentive Plan", "Description of Capital Stock -- Premier Warrants", "Certain Transactions -- Consulting Agreements with Directors" and "-- Consulting Agreement with HealthCare Alliance."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                         1995     1996                1997
                                                        ------   ------   ----------------------------
                                                                                         PRO FORMA
                                                                           ACTUAL    AS ADJUSTED(1)(2)
                                                                          --------   -----------------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.............................................  $5,003   $7,052   $ 15,798        $22,818
Cost of goods sold....................................   2,227    2,997      6,273          8,660
                                                        ------   ------   --------        -------
Gross profit..........................................   2,776    4,055      9,525         14,158
Selling, general and administrative expenses..........   2,706    4,240      6,111          8,111
                                                        ------   ------   --------        -------
Income (loss) from operations.........................      70     (185)     3,414          6,047
Interest (expense) income.............................    (242)    (733)    (3,971)            55
Accretion of value of put warrant repurchase
  obligation(3).......................................      --       --     (8,000)            --
Other income..........................................      --       54         70             70
                                                        ------   ------   --------        -------
Income (loss) before income taxes and extraordinary
  item................................................    (172)    (864)    (8,487)         6,172
Income tax benefit (expense)..........................       7       --       (320)        (2,379)
Effect of conversion to C Corporation status..........      (7)      --         --             --
Extraordinary loss on early extinguishment of debt....     (70)      --         --             --
                                                        ------   ------   --------        -------
Net income (loss).....................................  $ (242)  $ (864)  $ (8,807)       $ 3,793
                                                        ======   ======   ========        =======
Loss per share before extraordinary item -- basic and
  diluted.............................................  $(1.61)      --         --
Net loss per share -- basic and diluted...............  $(2.26)  $(7.83)  $ (79.80)
Weighted average common shares outstanding............  107,069  110,360   110,365

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  2,894      $ 5,318
Working capital.............................................     6,842       11,363
Total assets................................................    31,577       34,211
Long-term debt, net of current maturities...................    23,972           43
Total shareholders' equity (deficit)........................   (11,150)      29,972

---------------

The unaudited pro forma as adjusted consolidated financial information presented does not purport to represent what the consolidated results of operations or financial condition of the Company would have been if the transactions reflected therein had occurred on the assumed dates or to project the future consolidated results of operations or financial condition of the Company.

(1) Gives effect to the Strato(R)/Infusaid(TM) Acquisition as if it had been completed on January 1, 1997. The pro forma adjustments include (i) a reduction of cost of goods sold for eliminated overhead allocation, (ii) adjustment of selling, general and administrative expenses to increase for amortization of intangible assets and to decrease for elimination of salaries, (iii) an increase in interest expense due to financial costs of the acquisition, (iv) removal of accretion of value of the put warrant repurchase obligation and (v) related tax effects.
(2) Adjusted to reflect net proceeds of $31,600 from the sale of      shares of
    Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company) and the application thereof as set forth herein. See "Use of Proceeds." The adjustments include a reduction of interest expense, an increase in compensation costs following the Offering and related tax effects.

(3) See Notes 6 and 8 of Consolidated Financial Statements of the Company for a discussion of this non-recurring item.

                                  RISK FACTORS

     An investment in the Common Stock involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

HISTORY OF LOSSES

     Since its inception in 1990, the Company has incurred substantial costs to develop, acquire and enhance its product lines, establish marketing and distribution relationships, recruit and train its sales force, establish its manufacturing capabilities and build a management infrastructure. As a result, from its inception through December 31, 1997, the Company sustained cumulative net losses of $14.4 million, which includes $13.5 million in interest expense incurred in 1997 in connection with the warrant issued to NationsCredit Commercial Corporation ("NationsCredit") in July 1997 (the "NationsCredit Warrant"). The Company incurred net losses of $242,113, $864,211 and $8.8 million during fiscal 1995, 1996 and 1997, respectively ($3.8 million income on a pro forma as adjusted basis giving effect to the Strato(R)/Infusaid(TM)Acquisition as if it had been completed in January 1, 1997
and as adjusted to reflect the sale of           shares of Common Stock offered
hereby and the application of the net proceeds therefrom as set forth herein). No assurance can be given that the Company will not continue to incur losses in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED MANUFACTURING EXPERIENCE

     The Company's success will depend in part on its ability to manufacture its products in compliance with international and domestic standards such as ISO 9001, the United States Food and Drug Administration's (the "FDA") Good Manufacturing Practices ("GMP") regulations and other applicable licensing and regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The Company has historically outsourced the manufacturing of most of its product lines to third parties while remaining responsible for that work. In the fourth quarter of 1996, the Company transitioned the manufacturing of its Circle C(R) and Pheres-Flow(TM) specialty catheter product lines into its manufacturing facility in Manchester, Georgia. The Company is currently transitioning the manufacturing of its LifePort(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM) product lines to the Manchester facility from a facility in Norwood, Massachusetts. The Company has the right to use the Norwood facility until April 1998, and there is currently no assurance that the Company will be able to continue using this facility after April 1998, even if the Company has not completed its transition to the Manchester facility. If such an event were to occur, the Company could be unable to meet its customers' product needs, resulting in lost business. Before the Company's right to use the Norwood facility expires, the Company expects to move its inventory and remaining manufacturing equipment to the Manchester facility. The Company is currently building inventory in anticipation of this transition, however, there can be no assurance that the inventory level built up by the Company will be sufficient to meet customer demands during this period. The Norwood facility is certified under ISO 9001 and has received the Community European Mark (the "CE Mark"), thus allowing the products produced at this facility to be sold in the European Community. The Company is seeking certification as an ISO 9001 medical device manufacturing facility for the Manchester facility and a CE Mark for the products currently manufactured at the Manchester facility and the products in the LifePort(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM) product lines. Although the Company expects to receive ISO 9001 certification and the CE Mark by June 1998, there can be no assurance that such certification and the CE Mark will be received by such time, if at all. If the Company does not receive these certifications for its Manchester facility, it will ultimately be unable to sell its products in Europe. See
"Business -- Backlog." The Company has undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at the Company's facilities. The Company's success will depend, among other things, on its ability to efficiently manufacture different products and to integrate newly acquired products with existing products. There can be no assurance that the Company will not encounter difficulties in transitioning the manufacturing of the LifePort(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM) product lines to the Manchester facility and in increasing production of new products, including problems involving production yields, quality control and assurance and component supply. The Company's failure to successfully commence the manufacturing of new products, to maintain or increase production volumes of new or existing products in a timely or cost-effective manner or to achieve or maintain compliance with ISO 9001, the CE Mark, GMP regulations or other applicable licensing or regulatory requirements could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Manufacturing."

MANAGEMENT OF GROWTH; RISKS ASSOCIATED WITH ACQUISITIONS

     The rapid growth experienced by the Company to date has placed, and could continue to place, significant demands on the Company's management, operational and financial resources. In October 1995 and July 1997, respectively, the Company completed the NeoStar Medical(R) and Strato(R)/Infusaid(TM) Acquisitions. Although the Company has no present commitments or agreements with respect to any additional material acquisitions, the Company expects to pursue additional strategic acquisitions of complementary businesses, products or technologies as a means of expanding its existing product lines and distribution channels. As the medical devices industry continues to consolidate, the Company expects to face increasing competition from other companies for available acquisition opportunities. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company or that such acquisitions will be successfully completed. Acquisitions entail numerous risks, including (i) the potential inability to successfully integrate acquired operations and products or to realize anticipated synergies, economies of scale or other value, (ii) diversion of management's attention, (iii) responsibility for undiscovered or contingent liabilities and (iv) loss of key employees of acquired operations. The relocation of manufacturing operations for acquired product lines to the Company's manufacturing facility in Manchester, Georgia may also result in interruptions in production and back orders. See "Business -- Backlog." No assurance can be given that the Company will not incur problems in integrating any future acquisition and there can be no assurance that the Strato(R)/Infusaid(TM) Acquisition or any future acquisition will increase the Company's profitability. Further, the Company's results of operations in fiscal quarters immediately following a material acquisition may be materially adversely affected while the Company integrates the acquired business into its existing operations. Any such problems could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time charges and the creation of goodwill or other intangible assets that could result in significant amortization expense.

DEPENDENCE ON PATENTS, TRADEMARKS, LICENSES AND PROPRIETARY RIGHTS

     The Company believes that its competitive position and success has depended, in part, on and will continue to depend on the ability of the Company and its licensors to obtain patent protection for its products, to defend patents once obtained, to preserve its trade secrets and to operate without infringing upon patents and proprietary rights held by third parties, both in the United States and in foreign countries. The Company's policy is to protect its proprietary position by, among other methods, filing United States and foreign patent applications relating to technology, inventions and improvements that are important to the development of its business. The Company owns numerous United States and foreign patents and United States and foreign patent applications. The Company also is a party to several license agreements with third parties pursuant to which it has obtained, for varying terms, the right to make, use and/or sell products that are covered under such license agreement in consideration for royalty payments. Many of the Company's major products, including its Circle C(R) acute and chronic catheters and its Infuse-A-Cath(TM) catheters are subject to such license agreements. There can be no assurance that the Company or its licensors have or will develop or obtain additional rights to products or processes that are patentable, that patents will issue from any of the pending patent applications filed by the Company or that claims allowed will be sufficient to protect any technology that is licensed to the Company. In addition, no assurances can be given that any patents issued or licensed to the Company or other licensing arrangements will not be challenged, invalidated, infringed or circumvented or that the rights granted thereunder will provide competitive advantages for the Company's business or products. In such event the business, results of operations and financial condition of the Company could be materially adversely affected.

     A number of medical devices companies, physicians and others have filed patent applications or received patents to technologies that are similar to technologies owned or licensed by the Company. There can be no assurance that the Company is aware of all patents or patent applications that may materially affect the Company's ability to make, use or sell any products. United States patent applications are confidential while pending in the United States Patent and Trademark Office ("PTO"), and patent applications filed in foreign countries are often first published six or more months after filing. Any conflicts resulting from third-party patent applications and patents could significantly reduce the coverage of the patents owned or licensed by the Company and limit the ability of the Company or its licensors to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, the Company may be required to obtain licenses to those patents or to develop or obtain alternative technology. There can be no assurance that the Company would not be delayed or would be prevented from pursuing the development or commercialization of its products, which could have a material adverse effect on the Company.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical devices industry. Although the Company has not been a party to any material litigation to enforce any intellectual property rights held by the Company, or a party to any material litigation seeking to enforce any rights alleged to be held by others, future litigation may be necessary to protect patents, trade secrets, copyrights or "know-how" owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of the Company and others. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any such litigation could result in substantial cost to and diversion of effort by the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets.

     The Company also relies upon trademarks and trade names for the development and protection of brand loyalty and associated goodwill in connection with its products. The Company's policy is to protect its trademarks, trade names and associated goodwill by, among other methods, filing United States and foreign trademark applications relating to its products and business. The Company owns numerous United States and foreign trademark registrations and applications. The Company also relies upon trademarks and trade names for which it does not have pending trademark applications or existing registrations, but in which the Company has substantial trademark rights. The Company's registered and unregistered trademark rights relate to the majority of the Company's products, including products comprising the Circle C(R), Infuse-A-Port(R), Triumph-1(R), Infuse-A-Cath(TM), LifePort(TM) and Pheres-Flow(TM) product lines. There can be no assurance that any registered or unregistered trademarks or trade names of the Company will not be challenged, canceled, infringed, circumvented, or be declared generic or infringing of other third-party marks or provide any competitive advantage to the Company. See "Business -- Trademarks, Patents, Proprietary Rights and Licenses."

POTENTIAL PRODUCT LIABILITY

     Because its products are intended to be used in healthcare settings on patients who are physiologically unstable and may be seriously or critically ill, the Company's business exposes it to potential product liability risks which are inherent in the medical devices industry. In addition, many of the medical devices manufactured and sold by the Company are designed to be implanted in the human body for extended periods of time. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to these or other products manufactured or sold by the Company could result in injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims and/or a recall of, safety alert relating to, or other FDA or private civil action against one or more of the Company's products or responsible officials. The Company maintains product liability coverage in amounts that it deems sufficient for its business. There can be no assurance, however, that such coverage will be available with respect to or sufficient to satisfy all claims made against the Company or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Product Liability Claims and Insurance."

FUTURE CAPITAL REQUIREMENTS

     During 1997 and in prior years, the Company's cash flow from operations was insufficient to cover its operating expenses, and the Company relied on external financing to meet its operating cash flow needs. The Company expects that its current cash and cash equivalents, together with additional cash from operations and the proceeds of the Offering, will be sufficient to meet its current operating cash requirements at least through December 31, 1998. However, depending upon the Company's acquisition activity and results of operations, there can be no assurance that such resources will be sufficient, in which case the Company would need to obtain additional financing. Adequate additional funds, whether from the financial markets or from other sources, may not be available on a timely basis, on terms acceptable to the Company or at all. Insufficient funds may cause the Company to delay or abandon some or all of its product acquisition, licensing, marketing or research and development programs or opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

NEW PRODUCT INTRODUCTIONS

     Although the vascular access product industry has not experienced rapid technological change historically, as the Company's existing products become more mature, the importance of developing or acquiring, manufacturing and introducing new products that address the needs of its customers will increase. The development or acquisition of any such products will entail considerable time and expense, including acquisition costs, research and development costs, and the time and expense required to obtain necessary regulatory approvals, which approvals are not assured, and any of which could adversely affect the business, results of operations or financial condition of the Company. There can be no assurance that such development activities will yield products that can be commercialized profitably or that any product acquisition can be consummated on commercially reasonable terms or at all. To date, substantially all of the Company's products have been developed in conjunction with third parties or acquired as a result of acquisitions consummated by the Company. The inability of the Company to develop or acquire new products to supplement the Company's existing product lines could have an adverse impact on the Company's ability to fully implement its business strategy and further develop its operation.

CUSTOMER CONCENTRATION

     The Company's net sales to its five largest customers accounted for 9.5%, 10.7% and 18.3% of net sales during 1995, 1996 and 1997, respectively. The loss of, or significant curtailments of purchases by, any of the Company's significant customers could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY SUPPLIERS

     The Company purchases raw materials and components for use in manufacturing its products from approximately 80 suppliers. In fiscal 1997, products purchased from its three largest suppliers accounted for 40%, 15% and 8%, respectively, of the Company's total raw material and component purchases. There can be no assurance that the Company will be able to maintain its existing supplier relationships or secure additional suppliers as needed. The loss of a major supplier, the deterioration of the Company's relationship with a major supplier, changes by a major supplier in the specifications of the components used in the Company's products, or the failure of the Company to establish good relationships with major new suppliers could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Manufacturing."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent on the performance, contributions and expertise of its executive officers and key employees. The Company's success to date has been significantly dependent on the contributions of Marshall B. Hunt, its Chairman and Chief Executive Officer, and William E. Peterson, Jr., its President, each of whom will enter into an employment agreement with the Company at the time of the Offering and on each of whom the Company maintains key man life insurance in the amount of $1 million. The Company is also dependent on its ability to attract, retain and motivate additional personnel. The loss of the services of any of its executive officers or other key employees or the Company's inability to attract, retain or motivate the necessary personnel could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

CONTROL BY CERTAIN SHAREHOLDERS

     After the Offering, Marshall B. Hunt, William E. Peterson, Jr., and Roy C.
Mallady, Jr. will own approximately      %,      % and      % of the outstanding
Common Stock (approximately      %,      % and      % if the Underwriters'
over-allotment option is exercised in full). These shareholders, if they were to act together, would have the power to elect all of the members of the Company's Board of Directors, amend the Amended and Restated Articles of Incorporation of the Company (the "Articles") and the Amended and Restated Bylaws of the Company (the "Bylaws") and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of proposals relating to a merger of the Company or the acquisition of the Company by another entity. Accordingly, these shareholders are able to exert significant influence over the Company, including the ability to control decisions on matters on which shareholders are entitled to vote. See "Certain Transactions," "Principal and Selling Shareholders" and "Description of Capital Stock."

YEAR 2000 ISSUES

     The approaching year 2000 could result in challenges related to the Company's computer software, accounting records and relationships with suppliers and customers. Management of the Company is studying year 2000 issues and is seeking to avoid such problems, but there can be no assurance that such problems will not be encountered or that the costs incurred to resolve such problems will not be material.

HEALTHCARE REFORM/PRICING PRESSURE

     The healthcare industry in the United States continues to experience change. In recent years, several healthcare reform proposals have been formulated by members of Congress. In addition, state legislatures periodically consider healthcare reform proposals. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative healthcare delivery systems and payment methodologies, and ongoing public debate of these issues can be expected. Cost containment initiatives, market pressures and proposed changes in applicable laws and regulations may have a dramatic effect on pricing or potential demand for medical devices, the relative costs associated with doing business and the amount of reimbursement by both government and third-party payors to persons providing medical services. In particular, the healthcare industry is experiencing market-driven reforms from forces within the industry that are exerting pressure on healthcare companies to reduce healthcare costs. Managed care and other healthcare provider organizations have grown substantially in terms of the percentage of the population in the United States that receives medical benefits through such organizations and in terms of the influence and control that they are able to exert over an increasingly large portion of the healthcare industry. Managed care organizations are continuing to consolidate and grow, increasing the ability of these organizations to influence the practices and pricing involved in the purchase of medical devices, including certain of the products sold by the Company, which is expected to exert downward pressure on product margins. Both short- and long-term cost containment pressures, as well as the possibility of continued regulatory reform, may have an adverse impact on the Company's business, results of operations and financial condition. See "Business -- Healthcare Reform; Third-Party Reimbursement."

GOVERNMENT REGULATION

     The Company's products and operations are subject to extensive regulation by numerous governmental authorities, including, but not limited to, the FDA and, in some jurisdictions, by state and foreign governmental authorities. In particular, the Company must obtain specific clearance or approval from the FDA before it can market new products or certain modified products in the United States. The FDA administers the Federal Food, Drug and Cosmetics Act (the "FDC Act"). Under the FDC Act, medical devices must receive FDA clearance through the
Section 510(k) notification process ("510(k)") or the more lengthy premarket approval ("PMA") process before they can be sold in the United States. To obtain 510(k) marketing clearance, a company must show that a new product is "substantially equivalent" to a product already legally marketed and which does not require PMA approval. Therefore, it is not always necessary to prove the safety and effectiveness of the new product in order to obtain 510(k) clearance for such product. To obtain PMA approval, a company must submit extensive data, including clinical trial data, to prove the safety, effectiveness and clinical utility of its products. FDA regulations also require companies to adhere to certain GMP's, which include testing, quality control, storage, and documentation procedures. Compliance with applicable regulatory requirements is monitored through periodic site inspections by the FDA. The process of obtaining such clearances or approvals can be time-consuming and expensive, and there can be no assurance that all clearances or approvals sought by the Company will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of the Company's products. In addition, the Company is required to comply with FDA requirements for labeling and promotion of its products. The Federal Trade Commission also regulates most device advertising.

     In addition, international regulatory bodies often establish varying regulations governing product testing and licensing standards, manufacturing compliance (e.g., compliance with ISO 9001 standards), packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements and pricing and reimbursement levels. The inability or failure of the Company to comply with the varying regulations or the imposition of new regulations could restrict the Company's ability to sell its products internationally and thereby adversely affect the Company's business, results of operations and financial condition.

     Subsequent to an FDA inspection in 1996, the Company received a warning letter alleging particular deficiencies in its compliance with the FDA's medical device reporting requirements. Under these requirements, the Company must report certain malfunctions and adverse events that may be associated with its devices. In response to this warning letter, the Company has implemented specific corrective actions which were proposed to and reviewed by the FDA without objection. The Company believes that it has substantially addressed the concerns delineated in the warning letter. At the conclusion of a follow-up inspection in 1997, the Company was advised of various inspectional observations. These inspectional observations allege various objectionable conditions that may or may not result in the issuance of a warning letter or other enforcement action. The Company has responded to these observations and, in each case, either believes that it is acting in substantial compliance with applicable laws and regulations or it has implemented corrective actions that achieve substantial compliance. While the FDA has taken no enforcement action with respect to these observations, there can be no assurance that such action will not ensue at a future time or will not adversely impact the Company's business. Failure to comply with applicable federal, state or foreign laws or regulations could subject the Company to enforcement actions, including, but not limited to, product seizures, recalls, withdrawal of clearances or approvals, and civil and criminal penalties against the Company or its responsible officials, any one or more of which could have a material adverse effect on the Company's business, results of operations and financial condition. Federal, state and foreign laws and regulations regarding the manufacture and sale of medical devices are subject to future changes, as are administrative interpretations of regulatory agencies. No assurance can be given that such changes will not have a material adverse effect on the Company's business, results of operation and financial condition. See "Business -- Government Regulation."

LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

     In the United States, the Company's products are purchased primarily by hospitals and medical clinics, which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans, for the healthcare services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group ("DRG") established by the United States Health Care Financing Administration ("HCFA"). The fixed rate of reimbursement is based on the procedure performed and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, third-party payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of procedures implanting the Company's vascular access ports and catheter products is currently covered under a DRG. There can be no assurance that reimbursement for such implantation will continue to be available, or that future reimbursement policies of third-party payors will not adversely affect the Company's ability to sell its products on a profitable basis. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing the Company's products, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Healthcare Reform; Third-Party Reimbursement."

COMPETITION

     The medical devices industry is highly competitive and fragmented. The Company currently competes with many companies in the development, manufacturing and marketing of vascular access ports, dialysis and apheresis catheters and related ancillary products. Some of these competitors have substantially greater capital resources, management resources, research and development staffs, sales and marketing organizations and experience in the medical devices industry than the Company. These competitors may succeed in marketing their products more effectively, pricing their products more competitively, developing technologies and products that are more effective than those sold or produced by the Company currently or in the future or that would render some products offered by the Company noncompetitive. See "Business -- Competition."

NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE; VOLATILITY OF COMMON STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiations between the Company and Credit Suisse First Boston Corporation ("CSFBC"), BancAmerica Robertson Stephens and NationsBanc Montgomery Securities LLC based on several factors and may not be indicative of the market price of the Common Stock after the Offering. The market price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations which could affect the market price of the Common Stock offered hereby. These broad market fluctuations may adversely affect the market price of the Common Stock. The market prices of the common stock of many publicly-held medical devices companies have been in the past, and are expected to continue to be, volatile. Announcements of technological or medical innovations or new commercial products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, changes in regulatory or medical reimbursement policies, and economic and other external factors may have a significant impact on the market price and marketability of the Common Stock. See "Underwriting."

FACTORS INHIBITING TAKEOVER

     Certain provisions of the Articles and Bylaws may delay or prevent a takeover attempt that a shareholder might consider in its best interest. Among other things, these provisions establish certain advance notice procedures for shareholder proposals to be considered at shareholders' meetings, provide for the classification of the Board of Directors, provide that only the Board of Directors or shareholders owning 75% or more of the outstanding Common Stock may call special meetings of the shareholders and establish supermajority voting requirements with respect to the amendment of certain provisions of the Articles and Bylaws. In addition, the Board of Directors can authorize and issue shares of Preferred Stock, no par value (the "Preferred Stock"), issuable in one or more series, with voting or conversion rights that could adversely affect the voting or other rights of holders of the Common Stock. The terms of the Preferred Stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of all or substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of such stock. Furthermore, certain provisions of the Georgia Business Corporation Code (the "Georgia Code") may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

DILUTION

     The initial public offering price of the Common Stock offered hereby is substantially higher than the net tangible book value per share of the Common Stock. Therefore, purchasers of Common Stock offered hereby will incur immediate and substantial dilution, and may incur additional dilution upon the future exercise of stock options. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The Company, its directors and officers and certain of its shareholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CSFBC (the "Lock-Up"), except issuances by the Company to optionees pursuant to the exercise of stock options granted under the Stock Incentive Plan. Notwithstanding the foregoing, the officers and directors of the Company and certain of its shareholders will be permitted to transfer shares of Common Stock or other securities convertible into or exchangeable or exercisable for any shares of Common Stock of which such persons are the beneficial owner to (i) the Company, (ii) shareholders of the Company who are bound by the terms of a similar Lock-Up, and (iii) any donees of such persons who receive such securities of the Company as a bona fide gift or any affiliate of such persons provided that such donees or affiliates agree in writing to be bound by the terms of a similar Lock-Up (each a "Permitted Transfer"). Beginning 180 days after the date of this Prospectus, assuming that CSFBC does not consent to any sales prior to such time or a Permitted Transfer
does not occur, all           shares of Common Stock outstanding on the date of
this Prospectus and not otherwise offered and sold in this Offering will become eligible for sale in the public market, subject to compliance with the provisions of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended
(the "Securities Act"). Of such           shares,           shares are held by
Mr. Hunt, the Chairman of the Board and Chief Executive Officer of the Company, shares are held by Mr. Mallady, the Vice Chairman of the Board, and shares are held by Mr. Peterson, the President and a director of the
Company, each of whom is an affiliate of the Company within the meaning of Rule 144, and may, therefore, only be sold in the public market in compliance with the volume limitations and other requirements of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be
approximately $31.6 million (approximately $          million if the
Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering as follows: (i) an aggregate of $23.5 million to repay indebtedness of the Company expected to be outstanding under a $26.5 million credit facility with NationsCredit (the "Credit Facility") and a $1.5 million acquisition note originally issued to Sirrom Capital Corporation ("Sirrom") in connection with the NeoStar Medical(R)Acquisition (the "Acquisition Note") and presently owned by NationsCredit; (ii) an aggregate of $3.3 million to repay indebtedness incurred in connection with the NeoStar
Medical(R) Acquisition; and (iii) the balance of approximately $     million for
working capital and general corporate purposes including, among other things, the funding of acquisitions of complementary businesses, products or technologies, although the Company has no present commitments or agreements with respect to any additional material acquisitions, as well as the acquisition of certain additional office space in Atlanta, Georgia from an affiliated party. See "Certain Transactions."

     Borrowings under the Credit Facility were used to finance the Strato(R)/Infusaid(TM) Acquisition and to redeem warrants to purchase Common Stock issued to a former lender. Outstanding indebtedness under the Credit Facility bears interest at floating rates based on NationsCredit's Commercial Paper Rate plus 4.25% to 5.25% (9.836% to 10.836% at December 31, 1997) and
matures upon the earlier of the receipt by the Company of the proceeds from the Offering or July 1, 2004. The Acquisition Note bears interest at a rate of 13.75% per annum. Pending use of the net proceeds as described above, the Company will invest the net proceeds in investment grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company anticipates that following the completion of the Offering earnings will be retained for use in developing and growing its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, restrictions in financing arrangements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of HMP(TM) as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale
of           shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company) and the application of the net proceeds to the Company from the Offering as set forth herein. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in this Prospectus.

                                                               AT DECEMBER 31, 1997
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(2)
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Short-term debt, including current portion of long-term
  debt......................................................  $  1,959    $    199
                                                              ========    ========
Long-term debt..............................................  $ 23,971    $     43
Shareholders' equity(1):
  Preferred Stock, par value $.001 per share; (1,000,000)
     shares authorized; no shares issued and outstanding
     (actual); and no shares issued and outstanding (as
     adjusted)..............................................        --          --
  Common Stock, par value $.001 per share; 5,000,000 shares
     authorized; 101,919 shares outstanding (actual); and
     [       ] shares outstanding (as adjusted).............        --          --
  Additional paid-in capital................................                51,200
  Shareholders' notes receivable............................      (398)       (398)
  Accumulated deficit.......................................   (10,752)    (15,328)
                                                              --------    --------
          Total shareholders' equity (deficit)..............   (11,150)     35,474
                                                              --------    --------
          Total capitalization..............................  $ 12,821    $ 35,517
                                                              ========    ========

---------------

(1) Does not include (i) up to           shares of Common Stock reserved for
    issuance upon the exercise of outstanding stock options issued under the
    Stock Incentive Plan, (ii)           shares of Common Stock reserved for
    issuance upon the exercise of stock options which may be granted under the
    Stock Incentive Plan, (iii)           shares of Common Stock reserved for
    issuance upon the exercise of the NationsCredit Warrant, (iv) shares of Common Stock reserved for issuance upon the exercise of a warrant to purchase Common Stock granted by the Company to Premier in connection with the Premier Purchasing Agreement and (v) certain shares of Common Stock which are issuable to two affiliates of the Company as consulting fees. See "Management -- Stock Incentive Plan", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources", "Description of Capital Stock -- Premier Warrants", "Certain Transactions -- Consulting Agreement with Directors" and "-- Consulting Agreement with HealthCare Alliance."
(2) Gives effect to (i) the Strato(R)/Infusaid(TM) Acquisition as if it had been
    completed on January 1, 1997 and (ii) the sale of           shares of Common
    Stock offered hereby at the initial public offering price of $       per
    share and the application of the net proceeds to the Company from the Offering as set forth herein. See "Use of Proceeds."

                                    DILUTION

     Net tangible book value per share is equal to the Company's tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. The net tangible book value of the Company as of December 31, 1997
was approximately $          million, or $          per share. After giving
effect to the sale of           shares of Common Stock offered by the Company
hereby (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company resulting in estimated net proceeds of
$          million), the net tangible book value of the Company as of December
31, 1997 would have been approximately $          million, or $          per
share. This represents an immediate increase of $          per share to existing
shareholders and an immediate dilution of $          per share to purchasers of
shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $
  Net tangible book value per share at December 31, 1997....  $
  Increase attributable to the Offering.....................
                                                              --------
Net tangible book value per share after the Offering........
Dilution per share to purchasers in the Offering (1)........             $
                                                                         ========

     The following table summarizes, on a pro forma basis as of December 31, 1997, the number of shares of Common Stock acquired from the Company, the aggregate cash consideration paid and the average price per share paid by the existing shareholders and to be paid by investors purchasing shares of Common Stock from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                            SHARES PURCHASED    TOTAL CONSIDERATION     AVERAGE
                                            -----------------   --------------------   PRICE PER
                                            NUMBER    PERCENT    AMOUNT     PERCENT      SHARE
                                            -------   -------   ---------   --------   ---------
Existing Shareholders(1)(2)...............                 %     $                %    $
New Investors(2)..........................
                                            -------     ---      --------      ---
          Total...........................              100%     $             100%
                                            =======     ===      ========      ===

---------------

(1) Does not include (i)      shares of Common Stock reserved for issuance upon
    the exercise of outstanding stock options issued under the Stock Incentive
    Plan, (ii)      shares of Common Stock reserved for issuance upon the
    exercise of stock options which may be granted under the Stock Incentive
    Plan, (iii)        shares of Common Stock reserved for issuance upon the
    exercise of the NationsCredit Warrant, (iv) shares of Common Stock reserved for issuance upon the exercise of a warrant to purchase Common Stock granted by the Company to Premier in connection with the Premier Purchasing Agreement and (v) certain shares of Common Stock which are issuable to two affiliates of the Company as consulting fees. See "Management -- Stock Incentive Plan", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources", "Description of Capital Stock -- Premier Warrants", "Certain
    Transactions -- Consulting Agreement with Directors" and "-- Consulting Agreement with HealthCare Alliance."
(2) Sales by the Selling Shareholders in the Offering will reduce the number of
    shares held by existing shareholders to           shares, or approximately
              % of the total shares of Common Stock outstanding, and will
    increase the number of shares held by new investors to           shares, or
    approximately           % of the total shares of Common Stock outstanding
    after the Offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and as of December 31, 1993, 1994, 1995, 1996
and 1997 are derived from, and are qualified by reference to, the Consolidated Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and which are included elsewhere in this Prospectus. The unaudited pro forma as adjusted information presented below has been prepared based upon the audited financial statements of the Company and unaudited financial data for Strato(R)/Infusaid(TM) for the period ended July 15, 1997. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and notes thereto included in this Prospectus.

                                                                             YEARS ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------
                                                        1993     1994      1995       1996                 1997
                                                       ------   ------   --------   --------   ----------------------------
                                                                                                              PRO FORMA
                                                                                                ACTUAL    AS ADJUSTED(1)(2)
                                                                                               --------   -----------------
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $3,629   $4,147   $  5,003   $  7,052   $ 15,798        $22,818
Cost of goods sold...................................   1,786    1,997      2,227      2,997      6,273          8,660
                                                       ------   ------   --------   --------   --------        -------
Gross profit.........................................   1,843    2,150      2,776      4,055      9,525         14,158
Selling, general and administrative expenses.........   2,176    2,226      2,706      4,240      6,111          8,111
                                                       ------   ------   --------   --------   --------        -------
Income (loss) from operations........................    (333)     (76)        70       (185)     3,414          6,047
Interest (expense) income............................     (55)    (160)      (242)      (733)    (3,971)            55
Accretion of value of put warrant repurchase
  obligation(3)......................................      --       --         --         --     (8,000)            --
Other income.........................................       5      101         --         54         70             70
                                                       ------   ------   --------   --------   --------        -------
Income (loss) before income taxes and extraordinary
  item...............................................    (383)    (135)      (172)      (864)    (8,487)         6,172
Income tax benefit (expense).........................      --       --          7         --       (320)        (2,379)
Effect of conversion to C Corporation status.........      --       --         (7)        --         --             --
Extraordinary loss on early extinguishment of debt...      --       --        (70)        --         --             --
                                                       ------   ------   --------   --------   --------        -------
Net income (loss)....................................  $ (383)  $ (135)  $   (242)  $   (864)  $ (8,807)       $ 3,793
                                                       ======   ======   ========   ========   ========        =======
Loss per share before extraordinary item -- basic and
  diluted............................................                    $  (1.61)  $     --
Net loss per share -- basic and diluted..............  $(3.94)  $(1.38)  $  (2.26)  $  (7.83)  $ (79.80)
Weighted average common shares outstanding...........  97,297   97,474    107,069    110,360    110,365

                                                                                   DECEMBER 31,
                                                       --------------------------------------------------------------------
                                                        1993     1994      1995       1996                 1997
                                                       ------   ------   --------   --------   ----------------------------
                                                                                                ACTUAL     AS ADJUSTED(2)
                                                                                               --------        -------
BALANCE SHEET DATA:
Cash and cash equivalents............................  $   62   $  600   $    394   $    218   $  2,894        $ 5,318
Working capital......................................    (415)     238      1,500      1,018      6,842         11,363
Total assets.........................................   1,449    2,222      6,894      6,176     31,577         34,211
Long-term debt, net of current maturities............     379    1,227      4,907      5,053     23,972             43
Total shareholders' equity (deficit).................    (303)    (438)      (680)    (1,916)   (11,150)        29,972

---------------

The unaudited pro forma as adjusted consolidated financial information presented does not purport to represent what the consolidated results of operations or financial condition of the Company would have been if the transactions reflected therein had occurred on the assumed dates or to project the future consolidated results of operations or financial condition of the Company.

(1) Gives effect to the Strato(R)/Infusaid(TM) Acquisition as if it had been completed on January 1, 1997. The pro forma adjustments include (i) a reduction of cost of goods sold for eliminated overhead allocation, (ii) adjustment of selling, general and administrative expenses to increase for amortization of intangible assets and to decrease for elimination of salaries, (iii) an increase in interest expense due to financial costs of the acquisition, (iv) removal of accretion value of the put warrant repurchase obligation, and (v) related tax effects.
(2) Adjusted to reflect net proceeds of $31,600 from the sale of      shares of
    Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company) and the application thereof as set forth herein. See "Use of Proceeds." The adjustments include a reduction of interest expense, an increase in compensation costs following the Offering and related tax effects.

(3) See Notes 6 and 8 of Consolidated Financial Statements of the Company for information on this non-recurring charge.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, and other financial information included elsewhere in this Prospectus.

BACKGROUND

     The Company began its operations in February 1990 as a distributor of medical devices and began to distribute vascular access devices in the first quarter 1990. In November 1992, the Company entered into a collaborative effort with a leading heart valve manufacturer to design and develop a new line of vascular access ports. This new line of ports, the Triumph-1(R) line, was introduced in September 1994. The Company continues to market the Triumph-1(R) line of vascular access ports, with this product line having cumulative sales of over 30,000 units to date. In May 1995, the Company began to distribute the NeoStar Medical(R) line of hemodialysis catheters, and in October 1995 the Company exercised its option to acquire NeoStar Medical(R) for an aggregate purchase price of $4.0 million payable in a combination of cash and promissory notes. In March 1996, the Company began the construction of a 20,000 square foot manufacturing, distribution and administrative facility in Manchester, Georgia. The Company began manufacturing the NeoStar Medical(R) product line at this facility in October 1996 and recently expanded this facility to 45,000 square feet. In July 1997, the Company acquired the port business of Strato(R)/Infusaid(TM) for $19.5 million in cash. The primary product lines obtained in the Strato(R)/Infusaid(TM) Acquisition included the LifePort(TM) and Infuse-A-Port(R) vascular access ports, and the Infuse-A-Cath(TM) line of catheters. The Company had revenues of $7.1 million from these products from the date of acquisition through December 31, 1997.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items contained in the Company's statements of operations expressed as a percentage of net sales:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1995      1996      1997
                                                              ------    ------    ------
Net sales...................................................   100.0%    100.0%    100.0%
Cost of goods sold..........................................    44.5      42.5      39.7
                                                               -----     -----     -----
Gross profit................................................    55.5      57.5      60.3
Selling, general and administrative expenses................    54.1      60.1      38.7
                                                               -----     -----     -----
  Operating income (loss)...................................     1.4      (2.6)     21.6
                                                               -----     -----     -----
Other income (expense):
  Interest expense..........................................    (4.8)    (10.4)    (25.1)
  Accretion value of put warrant repurchase obligation......      --        --     (50.6)
  Other income..............................................      --       0.7       0.4
                                                               -----     -----     -----
Loss before income taxes and extraordinary item.............    (3.4)    (12.3)    (53.7)
Income tax benefit (expense)................................     0.1        --      (2.0)
Effect of conversion to C Corporation status................    (0.1)       --        --
Extraordinary loss on early extinguishment of debt..........    (1.4)       --        --
                                                               -----     -----     -----
Net income (loss)...........................................    (4.8)%   (12.3)%   (55.7)%
                                                               =====     =====     =====

  Year Ended December 31, 1997 compared to Year Ended December 31, 1996

     Net Sales. Net sales increased 124.0% to $15.8 million in 1997, from $7.1 million in 1996. This increase is primarily attributable to (i) an overall increase in sales of ports of $7.3 million, with $7.0 million of this increase from sales of the port product lines acquired in the Strato(R)/Infusaid(TM) Acquisition, and (ii) an overall increase in sales of catheters of $1.3 million, with triple lumen catheter sales increasing $900,000 primarily due to the expansion of this product to the Company's full sales force in 1996.

     Gross Profit. Gross profit increased 134.9% to $9.5 million in 1997, from $4.1 million in 1996. Gross margin increased to 60.3% in 1997, from 57.5% in 1996. The margin increase is attributable to the port product line acquired in the Strato(R)/Infusaid(TM) Acquisition having a higher margin than the Company's existing port product line and an increase in sales of triple lumen catheters which have a higher margin than the Company's other catheters. This margin increase was offset somewhat by increased overall international sales, which have lower profit margins than domestic sales generally.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 44.1% to $6.1 million in 1997, from $4.2 million in 1996. This increase is primarily attributable to increased compensation expenses associated with the development of the Company's sales force. Selling, general and administrative expenses declined as a percentage of net sales to 38.7% in 1997 from 60.1% in 1996 due to substantial revenue growth in 1997.

     Interest Expense. Net interest expense increased to $4.0 million in 1997 from $700,000 in 1996. Such expense increased as a percentage of net sales to 25.1% in 1997 from 10.4% in 1996. The increase is primarily a result of the amortization of deferred loan costs and interest expense in connection with the Credit Facility.

     Accretion of Value of Put Warrant Repurchase Obligation. In connection with the Credit Facility, the Company issued warrants that contain a put feature. The Company recorded a charge of $8.0 million equalling the estimated increase in the value of these put warrants. See Notes 6 and 8 of Notes to Consolidated Financial Statements of the Company.

     Taxes. Income taxes increased to $300,000 in 1997 from $0 in 1996. This was due to the Company generating taxable income in 1997. Prior to 1997, the Company recorded a full valuation allowance against its net deferred tax assets which were primarily attributable to its net operating loss carryforwards. During 1997, the Company generated taxable income sufficient to fully utilize the net operating loss carryforwards. The provision for income taxes in 1997 differs from the amount which would have been calculated by applying the federal statutory rate of 34% due primarily to non-deductible interest and accretion of the put warrant repurchase obligation of approximately $9.8 million.

  Year Ended December 31, 1996 compared to Year Ended December 31, 1995

     Net Sales. Net sales increased 40.9% to $7.1 million in 1996, from $5.0 million in 1995. This increase was attributable primarily to a $2.3 million increase in catheter sales resulting from sales of proprietary products acquired in the NeoStar Medical(R) Acquisition and includes $300,000 in sales resulting from the introduction of triple lumen catheters. The increase in catheter sales is partially offset by a $300,000 decline in port sales which resulted primarily from the Company's shifting resources to establish the catheter line of business and commence manufacturing this product line at its newly opened facility in Manchester, Georgia and a decline in sales to a significant customer.

     Gross Profit. Gross profit increased 46.1% to $4.1 million in 1996, from $2.8 million in 1995. Gross margin increased to 57.5% in 1996 from 55.5% in 1995, primarily as a result of (i) a shift in the focus of the Company's operations from distribution to manufacturing achieved through consummation of the NeoStar Medical(R) Acquisition, (ii) increased sales of higher margin catheter products as part of the overall mix of sales and (iii) increased sales of higher margin port products resulting in improved margins in the port product line.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 56.7% to $4.2 million in 1996, from $2.7 million in 1995, and such expenses increased as a percentage of net sales to 60.1% in 1996 from 54.1% in 1995. These increases resulted primarily from the full year effect during 1996 of the NeoStar Medical(R) Acquisition, including the cost of moving the NeoStar Medical(R) business to Manchester, Georgia and the amortization of the goodwill arising from this transaction.

     Interest Expense. Net interest expense was $700,000 in 1996 compared to $200,000 in 1995, due to borrowings under promissory notes issued to Sirrom and Columbus Bank and Trust Company ("CB&T") and the former shareholders of NeoStar Medical(R).

     Taxes. Effective January 1, 1995, the shareholders of the Company elected to be taxed as a C Corporation and, accordingly, revoked its S Corporation status. As a result, the Company recorded a deferred tax liability and recognized income tax expense at the effective date of the change.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary sources of liquidity have been from financing activities. Net cash provided by (used in) financing activities, derived primarily from bank lines of credit was $1.8 million, $(200,000) and $20.4 million during 1995, 1996 and 1997, respectively.

     On July 15, 1997, the Company entered into a $26.5 million Credit Facility with NationsCredit. The Credit Facility provides the Company with a term loan in the amount of $21.5 million repayable in 24 quarterly installments ranging from $537,500 to $1.075 million (the "Tranche A Loan"), a term loan in the amount of $2.0 million repayable in four quarterly installments of $500,000 each (the "Tranche B Loan") a revolving line of credit (the "Working Capital Line") of up to $3.0 million repayable on the earlier of July 1, 2004 or the date on which all amounts outstanding under the Tranche A Loan and the Tranche B Loan have been repaid in full. Additionally, NationsCredit effectively purchased the Acquisition Note. Borrowings under the Working Capital Line and Tranche A Loan bear interest at NationsCredit's Commercial Paper Rate plus 4.25% (9.836% at December 31, 1997). Borrowings under the Tranche B Loan bear interest at NationsCredit's Commercial Paper Rate plus 5.25% (10.836% at December 31, 1997). The Acquisition Note bears an interest rate of 13.75% per annum. Subject to certain limitations, amounts outstanding under each of the Tranche A Loan, the Tranche B Loan and the Working Capital Line may be prepaid at the Company's option subject, in certain cases, to the payment of a prepayment premium of 3.00%. Amounts outstanding under the Tranche A Loan and the Tranche B Loan are mandatorily prepayable, without penalty, in increments upon the occurrence of certain events, including, without limitation, issuances by the Company of Common Stock and other equity securities the proceeds of which exceed $250,000 and consummation by the Company of certain asset sales. The Credit Facility prohibits or restricts the Company from many actions, including paying dividends and incurring or assuming other indebtedness or liens.

     The Company's obligations under the Credit Facility are secured by liens on substantially all of the Company's assets, including inventory, accounts receivable and general intangibles and a pledge of the stock of the Company's subsidiaries. The Company's obligations under the Credit Facility are also guaranteed by each of the Company's subsidiaries (the "Guarantees"). The obligations of such subsidiaries under the Guarantees are secured by liens on substantially all of their respective assets, including inventory, accounts receivable and general intangibles. As additional security, each of Marshall B. Hunt, William E. Peterson, Jr. and Roy C. Mallady, Jr. has pledged all shares of Common Stock of the Company owned by him.

     As of January 31, 1998, there was $21.5 million outstanding under the Tranche A Loan, $2.0 million outstanding under the Tranche B Loan and zero outstanding under the Working Capital Line.

     As additional consideration for the Credit Facility, the Company granted to NationsCredit the NationsCredit Warrant, expiring in 2007, to purchase up to,
assuming the consummation by the Company of the Offering,           shares of
Common Stock at an exercise price of $.01 per share representing approximately 7.5% of the outstanding Common Stock on a fully-diluted basis. NationsCredit has indicated to the Company that it intends to exercise the NationsCredit Warrant and sell the shares of Common Stock issuable thereunder in the Offering.

     All amounts outstanding under the Credit Facility will become immediately due and payable upon consummation of the Offering and the Credit Facility will terminate. The Company intends to enter into a new credit facility after the Offering.

     In connection with the closing of the Credit Facility, on July 15, 1997 NationsCredit purchased the $1.5 million Acquisition Note from Sirrom. The Acquisition Note bears interest at the rate of 13.75% per annum, matures September 25, 2000 and repayment thereof is guaranteed by Horizon Acquisition Corp, one of the Company's wholly-owned subsidiary. As additional security, Horizon Acquisition Corp. originally granted to Sirrom a security interest, which was transferred to NationsCredit, in its accounts receivable and inventory. At January 31, 1998, there was $1.5 million outstanding under the Acquisition Note. All amounts outstanding under the Acquisition Note will be repaid upon consummation of the Offering and the Acquisition Note will be extinguished.

     The Company has established a capital expenditure budget of approximately $1,000,000 during 1998, including approximately $100,000 for computer hardware and software, approximately $50,000 for warehouse improvements, approximately $50,000 for additional leasehold improvements related to planned increases in personnel, approximately $300,000 for additional equipment, $25,000 for additional office furniture and equipment and approximately $475,000 for additional office space.

     The Company's principal working capital requirements relate to the acquisition of inventory and carrying of receivables. The Company believes that the current level of working capital and the proceeds to the Company of the Offering will enable it to meet its liquidity requirements through December 31, 1998.

     Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these standards in 1998. The Company does not expect the impact of these pronouncements to be material.

QUARTERLY RESULTS

     The following table sets forth quarterly statement of operations data for 1996 and 1997. This quarterly information is unaudited but has been prepared on a basis consistent with the Company's audited financial statements presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                      THREE MONTHS ENDED,
                                                      ---------------------------------------------------
                                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                        1996        1996         1996            1996
                                                      ---------   --------   -------------   ------------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...........................................   $1,696      $1,765       $ 1,848        $ 1,743
Cost of goods sold..................................      722         736           791            748
                                                       ------      ------       -------        -------
Gross profit........................................      974       1,029         1,057            995
Selling, general and administrative expenses........    1,005       1,071         1,043          1,121
                                                       ------      ------       -------        -------
Operating income (loss).............................      (31)        (42)           14           (126)
Interest expense....................................     (166)       (169)         (195)          (204)
Other income (expense)..............................       13          56            --            (14)
                                                       ------      ------       -------        -------
Loss before income taxes............................     (184)       (155)         (181)          (344)
Income tax benefit (expense)........................       --          --            --             --
                                                       ------      ------       -------        -------
Net loss............................................   $ (184)     $ (155)      $  (181)       $  (344)
                                                       ======      ======       =======        =======
Net loss per share -- basic and diluted.............   $(1.67)     $(1.40)      $ (1.64)       $ (3.11)
                                                       ======      ======       =======        =======

                                                                      THREE MONTHS ENDED
                                                      ---------------------------------------------------
                                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                        1997        1997         1997            1997
                                                      ---------   --------   -------------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........................................   $1,941      $2,216       $ 5,161        $ 6,480
Cost of goods sold..................................      814         990         2,005          2,465
                                                       ------      ------       -------        -------
Gross profit........................................    1,127       1,226         3,156          4,015
Selling, general and administrative expenses........    1,025       1,103         1,867          2,115
                                                       ------      ------       -------        -------
Operating income (loss).............................      102         123         1,289          1,900
Interest expense....................................     (175)       (172)       (1,668)        (1,955)
Accretion of value of put warrant repurchase
  obligation........................................       --          --        (3,636)        (4,364)
Other income (expense)..............................       11          11            36             11
                                                       ------      ------       -------        -------
Loss before income taxes............................      (62)        (38)       (3,979)        (4,408)
Income tax benefit (expense)........................       --          --            --           (320)
                                                       ------      ------       -------        -------
Net loss............................................   $  (62)     $  (38)      $(3,979)       $(4,728)
                                                       ======      ======       =======        =======
Net loss per share -- basic and diluted.............   $(0.56)     $(0.34)      $(36.05)       $(42.84)
                                                       ======      ======       =======        =======

                                    BUSINESS

GENERAL

     HMP(TM) is a leading specialty medical device company focused on manufacturing and marketing vascular access products. Vascular access products comprised an estimated $1.8 billion worldwide market in 1997 and industry sources estimate that worldwide sales of vascular access products will grow at a rate of approximately 10.5% per annum over the next three years to $2.4 billion in sales by the year 2000. The Company's vascular access product lines include implantable ports, which are used primarily in cancer treatment protocols, and specialty catheters, which are used in hemodialysis and stem cell apheresis procedures. The Company believes it offers the broadest available product lines in each of these product categories and that it has the largest sales force focused exclusively on vascular access products.

     The Company believes that it derives significant competitive advantage from its sales and marketing organization of over 50 full-time sales representatives and six distributors employing approximately 70 sales representatives and that this organization will enable the Company to effectively market a broader line of vascular access products and achieve greater penetration in its existing product markets. The Company's direct sales force focuses primarily on vascular surgeons who implant vascular access devices and other physicians and clinicians who utilize vascular access devices in the delivery of treatments. The Company's marketing strategy emphasizes the importance of building relationships with these medical professionals in order to provide such professionals with the benefits of the Company's broad knowledge of vascular access products and procedures and focused clinical support. These relationships also facilitate the Company's ability to modify its product lines in response to new clinical protocols and to meet its customers' changing needs. The Company also has a network of distributors which enhances its domestic marketing efforts and markets the Company's products in 53 countries outside the United States.

     The vascular access product industry is highly fragmented and is comprised of several larger medical supply companies with diversified product lines and a number of smaller niche manufacturers with limited vascular access product lines. The Company believes there will be significant acquisition opportunities in the vascular access product industry in the future as larger companies seek to divest non-core business segments and certain smaller niche manufacturers seek to combine with larger vascular access product companies. The Company has grown significantly through the completion of two strategic acquisitions and intends to continue to pursue strategic opportunities to acquire new and complementary products and technologies. In October 1995, the Company entered the market for hemodialysis catheters by acquiring NeoStar Medical(R), the maker of the Circle C(R) line of catheters, and in July 1997 the Company significantly expanded its line of vascular access ports by acquiring Strato(R)/Infusaid(TM), a subsidiary of Pfizer, Inc., the maker of the LifePort(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM) lines of vascular access products. As a result of the successful integration of the acquired product lines from these acquisitions and the growth of its own product lines, the Company's net sales have increased from $3.6 million in 1993 to $15.8 million in 1997 ($22.8 million in 1997 on a pro forma basis).

     The Company's vascular access ports are used primarily in systemic or regional short- and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents, antibiotics or analgesics) and frequent blood samplings. The Company's lines of vascular access ports, which it believes are the most comprehensive in the industry, consist of the following families of products: (i) Triumph-1(R), which the Company believes contains one of the highest strength silicone catheter systems available in the market; (ii) LifePort(TM), certain models of which include the patented Bayonet(TM) locking system to ensure the integrity of the port/catheter connection; and (iii) Infuse-A-Port(R), which was one of the first implantable ports introduced to the market and continues to enjoy significant brand loyalty among physicians.

     The Company's catheters are used primarily in hemodialysis and apheresis procedures and include the following families of products: (i) dual lumen hemodialysis catheters, which utilize the Company's unique Circle C(R) technology to obtain the highest flow rates of comparably sized catheters; (ii) Pheres-Flow(TM) triple lumen catheters, which are the only triple lumen catheters designed exclusively for the stem cell apheresis protocol and have streamlined the surgical procedures required to complete such protocols; and (iii) Infuse-A-Cath(TM) catheters, which include the Company's patented Bayonet(TM) locking system on certain models.

BACKGROUND

     The vascular access product market is comprised of six major categories of vascular access products: vascular access ports, dialysis catheters, central venous catheters, critical care catheters, intravenous grafts and peripheral inserted catheters. The Company believes that there is presently no medical supply company offering vascular access products from each of these six product categories. The vascular access product industry is highly fragmented and is comprised of several larger medical supply companies with diversified product lines which include certain vascular access products and a number of smaller niche manufacturers offering a single or limited number of vascular access products. In recent years, as medical supply companies have continued to evaluate their ability to operate their vascular access product divisions efficiently and focus on their core businesses, there have been divestitures by such companies of their vascular access product divisions. In addition, certain small manufacturers of specialty medical devices have encountered difficulty in developing sufficient distribution or marketing channels for their products because of their size and limited product line and have sought to combine with larger vascular access product companies.

     The Company currently manufactures and markets products in three vascular access product categories: vascular access ports, dialysis catheters and central venous catheters.

     THE MARKET FOR VASCULAR ACCESS PORTS. Vascular access ports are implantable devices utilized for the central venous administration of a variety of medical therapies, including chemotherapy, infusion of fluids and nutrients and administration of drugs and blood products. Vascular access ports are also used for blood sampling for diagnostic purposes. Access to the central vascular system has become an essential element in the treatment of many critically ill patients, particularly those with various forms of cancer. Central venous access facilitates a more systemic delivery of treatment agents, while mitigating certain of the harsh side effects of chemotherapy protocols and eliminating the need for repeated access to peripheral veins. A central venous catheter can be accessed either through a port that is implanted in a patient's subcutaneous tissue beneath the clavicle, or through an external catheter which extends several inches outside the patient's body. Once implanted in a patient's body, a port can be utilized for up to approximately 2,000 accesses. Ports have become the preferred method of central vascular access for both physicians and patients because the use of ports generally results in (i) lower infection rates, (ii) less interference with patients' day-to-day activities, since ports do not extend outside the body, are visually undetectable, can remain in place for extended periods and do not require the frequent extension line flushing and dressing changes required for external catheters and (iii) lower overall cost. For these reasons, domestic sales of vascular access ports have increased significantly in recent years, from approximately $52 million in 1991 to an estimated $92 million in 1997.

     The Company believes that the worldwide market for vascular access ports will continue to grow significantly primarily due to the increased utilization of chemotherapy protocols. The utilization of these protocols is being driven primarily by (i) aging population demographics and the higher incidence of cancer among persons 60 years of age and older relative to other age groups and
(ii) the increasing patient population for whom chemotherapy has become an appropriate treatment protocol due to earlier detection and intervention and the increased efficacy of chemotherapy treatments.

     THE MARKET FOR HEMODIALYSIS CATHETERS. Hemodialysis catheters are used in the treatment of patients suffering from renal failure who are required to undergo short-term (acute) or long-term (chronic) hemodialysis, a process involving the removal of waste products from the blood by passing a patient's blood through a dialysis machine. Both short-term and long-term hemodialysis treatments require vascular access. Patients requiring short-term hemodialysis may receive an acute catheter placed in a central vein. When hemodialysis procedures are required on a long-term basis, synthetic grafts are often surgically implanted into the patient's arm to provide a more permanent access point. Such graft procedures generally require four to ten weeks to heal, during which time the hemodialysis patient continues to require the use of a catheter for treatment. In addition, certain patients are unable to tolerate the surgery required to implant the graft or have had repeated graft procedures and no longer are suitable graft candidates and, therefore, must utilize hemodialysis catheters for their treatment.

     A typical hemodialysis treatment lasts three to four hours and is administered three times per week. The efficiency of a dialysis procedure is measured by the amount of urea which is removed from the patient's blood stream during the treatment. Because hemodialysis treatment is burdensome to the patient and often covered by third-party payors on a fixed-fee basis, the ability to complete a hemodialysis procedure quickly and efficiently is important to both patients and clinicians. The time required to complete a treatment and the efficiency of such treatment is affected by the rate at which blood may be continuously withdrawn from the patient, circulated through a hemodialysis filter and reintroduced into the patient, with these processes affected by the flow rate of the patient's catheter.

     According to United States government sources, the number of patients requiring chronic hemodialysis services in the United States increased from 171,000 patients in 1993 to over 200,000 patients in 1995. Industry sources project that the worldwide market for hemodialysis catheters will grow at an annual rate of approximately 8.5% to over $135 million in sales in 2000. Growth in the number of hemodialysis patients is expected to result primarily from (i) the aging of the general population, (ii) the increased effectiveness of treatments for and higher survival rates of patients suffering from hypertension, diabetes and other illnesses which lead to renal failure and (iii) increasingly efficient hemodialysis procedures which have enabled older patients and others that previously could not tolerate hemodialysis to benefit from this treatment.

     THE MARKET FOR APHERESIS CATHETERS. Stem cell apheresis is a newly-developed protocol for treating certain forms of mid- and late-stage cancers, particularly breast cancer. The typical apheresis procedure involves the insertion of multiple catheters into the patient through which (i) blood is withdrawn from the patient, cycled through an apheresis machine in which stem cells (cells which perform a key role in the body's immune system) are removed from the blood and the blood is then reinfused into the patient, (ii) chemotherapy agents, as well as antibiotics and blood products, are administered to the patient over extended periods of time and (iii) the previously removed stem cells are subsequently reintroduced into the patient. Such procedures historically have required the use of multiple catheters, multiple surgical procedures and extensive treatment duration.

     In 1990, approximately 6,000 stem cell apheresis procedures were performed worldwide, with this protocol generally being considered an experimental procedure (and therefore not covered by most health insurers). Management estimates that by 1995 stem cell apheresis grew to approximately 18,000 procedures. The Company believes that such procedures will continue to experience significant growth primarily from increasing awareness and acceptance of apheresis as part of the treatment protocol for various cancers and improvements in apheresis procedures and as apheresis procedures increasingly become reimbursable by third-party payors as a treatment for many cancers.

BUSINESS STRATEGY

     The Company believes that the strength of its marketing, manufacturing, and management infrastructure, together with the experience of its management team in developing strategic partnerships and acquiring and integrating product lines, positions it to become a leading supplier in the vascular access product market. The Company will seek to achieve this objective and capitalize on favorable industry dynamics by pursuing the following strategies.

     - Focus on the Vascular Access Market. The Company has developed a highly-specialized sales force that focuses on addressing the needs of vascular surgeons and other physicians and clinicians who utilize vascular access products in providing medical treatments. Management believes its sales force is the largest sales force focused exclusively on vascular access products and that it offers the Company's customers the broadest available lines in each of the Company's three major categories of products -- vascular access ports, hemodialysis catheters and stem cell apheresis catheters. By offering broad product lines, including proprietary products, the Company is able to take advantage of cross-selling opportunities. The Company believes that its customers benefit from its broad knowledge of vascular access products and procedures, comprehensive customer support and responsiveness to their changing needs.

     - Exploit Unique Products. The Company manufactures and markets certain lines of products that utilize unique technologies which offer superior performance compared with competing products. With a unique Circle C(R) design, the Company's dual lumen hemodialysis catheters provide the highest flow rates available in the market for comparably sized catheters, yielding significant benefits for patients and practitioners. In addition, the Company believes its proprietary Pheres-Flow(TM) catheter is the only triple lumen catheter designed solely for the purpose of stem cell apheresis procedures and has significantly improved this newly-emerging protocol. The Company will seek to increase its sales of these unique products and utilize cross-selling to increase sales of its other product lines.

     - Pursue Strategic Acquisitions/Partnerships. The Company has enhanced its product lines through completion of the NeoStar Medical(R) Acquisition, in October 1995, which gave the Company its first line of catheters, and the Strato(R)/Infusaid(TM) Acquisition, in July 1997, which significantly expanded the Company's line of vascular access ports. The Company believes that the vascular access products industry remains highly fragmented. Accordingly, the Company believes that there will be attractive strategic partnering and acquisition opportunities. The Company will seek to acquire products that: (i) will broaden its lines of vascular access products or increase its penetration of existing markets; (ii) can be effectively marketed by its sales organization; and (iii) can be manufactured at the Company's recently opened manufacturing facility.

     - Increase Efficiency of Manufacturing Operations. In 1996, the Company opened a 20,000 square foot manufacturing facility in Manchester, Georgia. The Company recently increased the size of the facility to 45,000 square feet, and is currently manufacturing its Circle C(TM) and Pheres-Flow(TM) lines of catheters at this facility. In early 1998, the Company began transitioning the manufacturing of all of its LifePort()(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM) product lines to this facility and expects to complete this transition during the second quarter of 1998. The Company expects to be able to manufacture all of its product lines at the Manchester facility without incurring significant future personnel or capital expenditures and believes that its manufacturing capacity and space will be able to support substantial future growth. The Company believes that it can achieve significant cost efficiencies through transitioning the manufacturing of all its product lines to this facility and that it will be able to leverage its manufacturing infrastructure by adding newly acquired or developed vascular access products to its product lines.

     - Develop and Expand Distribution Capabilities. The Company plans to continue to build upon the success of its sales organization by expanding its marketing efforts internationally, by entering into group purchasing contracts and by enhancing its direct sales force. In particular, the Company plans to expand its relationships with international distributors, a process which will be coordinated by the Company's newly hired director of international sales. In 1997, approximately 17% of the Company's revenues were generated from sales to end-users outside the United States, despite the fact that approximately 50% of the vascular access device market is outside the United States. The Company will also seek to enter into additional group purchasing contracts with national purchasing groups, which are playing an increasingly significant role in the decisions of hospitals and other health care organizations to purchase certain medical devices. In connection with such efforts, the Company recently agreed to enter into the Premier Purchasing Agreement with Premier, a purchasing group comprising over 1,800 owned, leased, managed and affiliated hospitals pursuant to which the Company will be an approved vendor for such hospitals.

PRODUCTS

     VASCULAR ACCESS PORTS

     The Company manufactures and markets high quality, technologically advanced, implantable vascular access ports and attached or attachable catheter products intended to afford safe and simple vascular access and catheter placement and greater patient convenience. The Company seeks to introduce new products and to extend the applications of its existing products through innovations in safety, effectiveness, ease of use and reliability in response to the specific, unmet needs of vascular surgeons and other physicians and clinicians.

     The Company's lines of vascular access ports, which it believes are the most comprehensive in the industry, consist of three distinct families: (i) Triumph-1(R); (ii) LifePort(TM); and (iii) Infuse-A-Port(R). Through the sale and distribution of these three product lines, the Company has become one of the largest suppliers of vascular access ports in the United States, having an estimated 20% of the domestic market for such products by the end of 1997.

     TRIUMPH-1(R). The Triumph-1(R) family of vascular access ports was developed and engineered by the Company in collaboration with CarboMedics, Inc. and first marketed by the Company in September 1994. All Triumph-1(R) ports are constructed from titanium or polysulfone with a factory-attached or attachable silicone catheter system designed to ensure a safe transition into the vascular system, while lowering the risk of a ruptured catheter. The Company tests each Triumph-1(R) port and catheter system in its product line to a rigorous 100 psi standard and the Company believes that Triumph-1(R) provides the highest strength silicone catheter system in the market.

     LIFEPORT(TM). LifePort(TM), is a family of titanium and plastic ports acquired by the Company in the Strato(R)/ Infusaid(TM) Acquisition. The product line is marketed with either a factory-attached or attachable catheter system, with certain models utilizing the Company's patented Bayonet(TM) locking system. The catheter of certain LifePort(TM) products is secured to the port upon insertion into the patient by twisting the locking system into place and the locking mechanism and port are then sutured into place. This Bayonet(TM) locking system enhances the integrity of the port/catheter connection, substantially eliminating the medical risks of possible disconnection.

     INFUSE-A-PORT(R). The Infuse-A-Port(R) line is a family of ports constructed with a polysulfone port body for durability and a self-sealing silicone septum. Introduced into the market in the early 1980s, Infuse-A-Port(R) products were the first implantable ports to enter the vascular access device market and, due to their proven reliability, continue to enjoy significant physician loyalty.

     Each of the Triumph-1(R), LifePort(TM) and Infuse-A-Port(R) families of vascular access ports is marketed with a diverse array of product selections to accommodate the requirements and preferences of the surgeon inserting the port, the physician treating the patient and the clinicians administering drugs and monitoring the patient's condition, and to suit the patient's specific anatomy. Dual port systems have two separate reservoirs connected to a dual lumen catheter which allow the clinician to deliver non-compatible drugs simultaneously or, in chemotherapy treatments, allow the clinician to deliver two complementary drugs that cannot be mixed in an oxygenated environment. A single chamber port accommodates patients without these specific needs. Petite ports are designed to provide full-size performance in a small port for pediatric or petite patients with very little subcutaneous tissue. The choice of port materials can be dependent on the needs or anatomy of the patient or the preference of the physician. Because of its diversity and durability, the titanium port is currently the most commonly used of all ports available on the market. However, ports made of polysulfone plastic have been experiencing increased acceptance as a result of their lower per unit pricing.

     SPECIALTY CATHETER PRODUCTS

     CIRCLE C(R) HEMODIALYSIS CATHETERS. The Company's hemodialysis catheter product lines consist of Circle C(R) acute and chronic catheters. The Company's Circle C(R) design utilizes differentiated lumen sizes and a unique dividing wall to support the catheter's chambers, which improves the resistance of the catheter's chambers to negative pressure and collapse. Because of their Circle C(R) design, these catheters provide the highest flow rates of comparably sized catheters, thus providing patients the most thorough filtration treatment obtainable and clinicians administering dialysis treatments increased productivity. The Company's Circle C(R) catheters are used for both acute and chronic hemodialysis. The Company's Circle C(R) acute catheters are made of polyurethane (a rigid material which is temperature sensitive and softens once inserted in the patient's body) and can remain implanted in a patient for up to 21 days. The Company's Circle C(R) chronic catheters are made of silicone and can remain in a patient's body for as long as 18 months. The Company manufactures its Circle C(R) acute and chronic catheters using an injection molding process which provides a continuous, one-piece design that helps to eliminate turbulence in blood flow, thereby providing additional gains in flow rates.

     PHERES-FLOW(TM) APHERESIS CATHETERS. The Company's proprietary Pheres-Flow(TM) catheter is a central venous triple lumen silicone catheter that was designed and developed by NeoStar Medical(R) and introduced by the Company in 1996. The Pheres-Flow(TM) catheter is the only triple lumen catheter designed exclusively for the purpose of apheresis/bone marrow transplant procedures. The Pheres-Flow(TM) catheter has significantly improved the process utilized by clinicians in performing stem cell apheresis procedures and has streamlined the surgical procedure required to complete such protocols. The Pheres-Flow(TM) catheter can be inserted in the apheresis/stem cell transplant patient and utilized for the entire duration of the apheresis/stem cell protocol, including blood removal/reinfusion, chemotherapy, nutritional therapy, antibiotics, medications, and cell re-implantation. As a result, no further surgical procedures are required after the initial placement of the catheter. This reduction in the required surgical procedures greatly reduces the risk of infection for the apheresis patient, which is crucial since the patient's ability to fight infection is reduced through the removal of stem cells in the blood stream. The triple lumen design also allows for multi-line simultaneous administration of medications and the flexibility to use a single catheter, rather than multiple catheters, thus, also providing less chance of infection during critical patient treatment time. These factors also reduce the total costs of an apheresis procedure.

     INFUSE-A-CATH(TM) CATHETERS. Infuse-A-Cath(TM) catheters are a family of external central venous catheters that are differentiated by their use of the Bayonet(TM) locking system patented by the Company. The Bayonet(TM) locking system is secured by a simple twist of the lock once the catheter is placed onto its connection plug. The Bayonet(TM) locking system ensures the integrity of the extension legs on the catheter and allows glue free repair, an easier repair method than those applicable to competing products. These products are also differentiated by being available in either silicone, which is widely used, or polyurethane, which the Company believes is preferred by many physicians because of its ease of insertion and durability.

     OTHER CATHETERS. In addition, the Company markets and sells peritoneal, continuous arterial venous hemophiltration, shunts and single lumen catheters, all of which are used in connection with alternative methods in treating renal failure patients.

SALES AND MARKETING

     The Company utilizes a highly-specialized direct sales force which focuses exclusively on vascular surgeons and other physicians and clinicians. This direct sales force has been developed by the Company since its formation in 1990, is trained extensively regarding vascular access products and the procedures and treatments in which they are utilized, and emphasizes a "relationship first" approach in the marketing of the Company's products. The Company markets and sells its product lines domestically through approximately 50 full-time direct sales and marketing employees and six distributors employing approximately 70 sales representatives. The Company distributes its products internationally exclusively through independent distributors, whose distribution efforts will be coordinated and overseen, commencing April 1, 1998, by the Company's recently-hired international sales manager based in Brussels, Belgium. In 1997, the Company marketed and sold its product lines in 53 countries outside the United States through approximately 50 distributors. The Company believes that it derives significant competitive advantages from its sales and marketing organization and that this organization will allow the Company to effectively market a broader line of vascular access products and achieve greater penetration in its existing product markets.

     Within each hospital or other healthcare organization, the Company's marketing efforts are directed to those physicians responsible for implanting and utilizing ports and catheters, particularly vascular surgeons, general surgeons, oncologists, nephrologists, interventional radiologists, nurses, clinicians and other healthcare professionals. The Company believes that the input of all of these healthcare professionals is critical to the decision of a hospital or a healthcare organization to purchase a particular brand of vascular access product. The Company's sales personnel develop ongoing relationships by communicating regularly with vascular surgeons, and other physicians and clinicians in the hospitals where the Company's products are sold, devoting approximately 40% to 50% of their sales time to visiting hospital operating rooms and dialysis wards. The

Company also participates in trade shows, advertises in trade journals, funds clinical studies of vascular access products, administers continuing education programs and consults with clinical advisory committees of physicians and nurses. The Company believes that its "relationship first" approach provides significant benefits to its customers and promotes customer loyalty.

     Hospital chains and large buying groups have played, and are expected to continue to play, an increasingly significant role in the purchase of medical devices. In recent years, these groups have sought to narrow their list of suppliers. As a result, the Company has increased its focus on marketing its products to these buying groups, while the Company's direct sales force continues to call on physicians associated with these buying groups in order to improve compliance with these group purchasing agreements and improve market share, generally.

     As a result of such efforts, the Company recently agreed to enter into the Premier Purchasing Agreement with Premier, a national purchasing group comprising over 1,800 owned, leased, managed and affiliated hospitals. Pursuant to the Purchasing Agreement, the Company will be an approved vendor for the hospitals participating in Premier's purchasing program (the "Premier Hospitals") and will pay to Premier an administrative fee equal to a specified percentage of the aggregate amount of sales of the Company's products to Premier Hospitals. In connection with the Purchasing Agreement, the Company and Premier will also enter into a Warrant Agreement pursuant to which the Company will grant to Premier a warrant to acquire, subject to certain conditions, up to 500,000 shares of Common Stock. See "Description of Capital Stock -- Premier Warrant."

     In 1997, 83.0% of the Company's net sales were derived from sales in the United States. In the international market, sales have increased from $200,000, or 4.2% of net sales, in 1995, to $2.7 million, or 17.0% of net sales, in 1997. A significant portion of the Company's 1997 international sales were derived from sales of the products acquired in the Strato(R)/Infusaid(TM) Acquisition, and this acquisition significantly increased the size of the Company's network of international distributors.

RESEARCH AND PRODUCT DEVELOPMENT

     The Company is engaged in limited ongoing research and development activities. The principal focus of the Company's research and development effort is to identify and analyze the needs of vascular surgeons, physicians and clinicians, and to develop products that address these needs. The Company views proposals from physicians and other healthcare professionals as an important source of potential research and development projects. The Company believes that those end-users are often in the best position to conceive of new products and to recommend ways to improve the performance of existing products. Many of the Company's product improvements have resulted from collaborative efforts with physicians and other healthcare professionals or other medical device manufacturers.

     In 1995, 1996 and 1997, research and development expenses accounted for $65,800 (1.3% of net sales), $58,700 (0.8% of net sales), and $7,000 (.04% of net sales), respectively. Such amounts were used primarily to improve existing products and implement new technology to produce these products.

MANUFACTURING

     The Company manufactures and packages substantially all of its specialty catheter products at its 45,000 square foot manufacturing facility in Manchester, Georgia, which it opened in August 1996. The Company currently manufactures its LifePort(TM) and Infuse-A-Port(R) vascular access port product lines and its Infuse-A-Cath(TM) specialty catheter product line in 20,000 square feet of manufacturing space at a 55,000 square foot ISO 9001 production facility located in Norwood, Massachusetts. The Company has the right to use the Norwood space until April 15, 1998. The Company is presently transitioning its Norwood operations to the Manchester facility and expects to complete this transition during the second quarter of 1998. The Company is currently building inventory in anticipation of this transition. In addition, the Company contracts with a third party for the manufacture of certain portions of its Triumph-1(R) vascular access port product line and plans to continue to do so for the foreseeable future.

     The Company believes that its manufacturing capacity at the Manchester facility will be sufficient to support significant future production and growth. The Company has applied for certification as an ISO 9001 medical device manufacturer for the Manchester, Georgia facility and a CE Mark for its product lines and expects to receive such certification and CE Mark by June 1998. See "Business -- Government Regulation."

     The Company's manufacturing processes consist primarily of the assembly of standard and custom component parts, the injection molding of polyurethane or silicone used in its Circle C(R) and Pheres-Flow(TM) lines of catheters and the testing of completed products. The Company has arrangements with various suppliers to provide it with the quantity of component parts necessary to assemble its products. Almost all of the components and materials used in its injection molding process are available from a number of different suppliers, although certain components are purchased from a limited number of sources. The Company believes that there are alternative and satisfactory sources for limited-sourced components, although a sudden disruption in supply from one of these suppliers could adversely affect the Company's ability to deliver its product in a timely manner.

     The Company devotes significant attention to quality control. Its quality control measures begin at the manufacturing level where components are molded and assembled in an "environmentally controlled area" designed and maintained to reduce product exposure to particulate matter. Products are tested throughout the manufacturing process for adherence to specifications.

     Skills of assembly workers required for the manufacture of medical products are similar to those required in typical assembly operations. The Company believes that workers with these skills are readily available in the Manchester and Norwood areas. See "Risk Factors -- Limited Manufacturing Experience."

PATENTS, TRADEMARKS, LICENSES AND PROPRIETARY RIGHTS

     The Company believes that patents and other proprietary rights are important to its business. The Company also relies upon trade secrets, "know-how," continuing technological innovations and licensing opportunities to develop and maintain its competitive position.

     The Company currently owns numerous United States patents and patent applications, as well as numerous foreign patents and patent applications, which relate to aspects of the technology used in certain of the Company's products, including the LifePort(TM) family of vascular access ports, the Infuse-A-Cath(TM) family of hemodialysis catheters and the Bayonet(TM) locking system used in the LifePort(TM) family of products and in the Infuse-A-Cath(TM) family of products. The Company also is a party to several license agreements with third parties pursuant to which it has obtained, for varying terms, the right to make, use and/or sell products that are covered under such license agreements in consideration for royalty payments. Many of the Company's major products, including its Circle C(R) acute and chronic catheters and its Infuse-A-Cath(TM) catheters are subject to such license agreements. There can be no assurance that the Company or its licensors have or will develop or obtain additional rights to products or processes that are patentable, that patents will issue from any of the pending patent applications filed by the Company or that claims allowed will be sufficient to protect any technology that is licensed to the Company. In addition, no assurances can be given that any patents issued or licensed to the Company or other licensing arrangements will not be challenged, invalidated, infringed or circumvented or that the rights granted thereunder will provide competitive advantages for the Company's business or products. In such event the business, results of operations and financial condition of the Company could be materially adversely effected.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical devices industry. Although the Company has not been a party to any material litigation to enforce intellectual property rights held by the Company, or a party to any material litigation seeking to enforce rights alleged to be held by others, future litigation may be necessary to protect patents, trade secrets or "know-how" owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of the Company and others. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions. Any such litigation could result in substantial cost to and diversion of effort by the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products, any of which could have a material adverse effect on the business, results of operation and financial condition of the Company. Accordingly, the Company may, in the future, be subject to legal actions involving patent and other intellectual property claims.

     The Company also relies upon trade secrets and proprietary technology for protection of its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques or that third parties will not otherwise gain access to the Company's trade secrets or disclose such technology.

     The Company also relies upon trademarks and trade names for the development and protection of brand loyalty and associated goodwill in connection with its products. The Company's policy is to protect its trademarks, trade names and associated goodwill by, among other methods, filing United States and foreign trademark applications relating to its products and business. The Company owns numerous United States and foreign trademark registrations and applications. The Company also relies upon trademarks and trade names for which it does not have pending trademark applications or existing registrations, but in which the Company has substantial trademark rights. The Company's registered and unregistered trademark rights relate to the majority of the Company's products, including the Circle C(R), Infuse-A-Port(R), Triumph-1(R), Infuse-A-Cath(TM), LifePort(TM) and Pheres-Flow(TM)product lines. There can be no assurance that any registered or unregistered trademarks or trade names of the Company will not be challenged, canceled, infringed or circumvented, or be declared generic, or be declared infringing on other third-party marks, or provide any competitive advantage of the Company.

GOVERNMENT REGULATION

     As a manufacturer of medical devices, the Company is subject to regulation by, among other governmental entities, the FDA and the corresponding agencies of the states and foreign countries in which the Company sells its products. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the manufacture, testing and labeling of such devices, the maintenance of certain records, the tracking of devices, and other matters. These regulations may have a material impact on the Company. Recently, the FDA has pursued a more rigorous enforcement program to ensure that regulated businesses, like the Company's, comply with applicable laws and regulations. The Company believes that it is in substantial compliance with such governmental regulations.

     All medical devices introduced to the United States market since 1976, which includes all of the Company's products, are required to be covered by a premarket notification clearance pursuant to Section 510(k) of the FDC Act or an approved PMA. Obtaining approval of a PMA can take up to several years or more and involve preclinical studies and clinical testing. In contrast, the process of obtaining a 510(k) clearance typically requires the submission of substantially less data and generally involves a shorter review period, although obtaining a 510(k) clearance may involve the submission of a substantial volume of data, including clinical data, and may require a substantial review period. A 510(k) premarket notification clearance indicates that the FDA agrees with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that has been previously marketed but does not indicate that the product is safe and effective and does not require a PMA. An approved PMA indicates that the FDA has approved as safe and effective a product to be marketed for the uses described in the approved labeling.

     In addition to requiring clearance or approval for new products, the FDA may require clearance or approval prior to marketing products that are modifications of existing products. The FDC Act provides that new 510(k) clearances are required when, among other things, there is a major change or modification in the intended use of the device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. A manufacturer is expected to make the initial determination as to whether a proposed change to a cleared device or to its intended use is of a kind that would necessitate the filing of a new 510(k) notification. The Company has made certain modifications to its cleared devices for which it has determined that new 510(k) clearances are not required. There can be no assurance, however, that the FDA would concur with the Company's conclusion that a particular change does not necessitate a new 510(k) application. If the FDA were to investigate and disagree with the Company's determinations and conclude that one or more implemented changes requires a new 510(k), the FDA could take regulatory actions such as issuance of a warning letter or requiring that the Company cease marketing affected devices until new 510(k) notifications are cleared.

     In order to conduct clinical trials of an uncleared or unapproved device, companies generally are required to comply with IDE regulations. The IDE regulations generally require FDA approval before clinical study may begin. Devices subject to the IDE regulations are subject to various restrictions imposed by the FDA. The number of patients that may be treated with the device is limited, as is the number of institutions at which the device may be used. Patients must give informed consent to be treated with an investigational device. The institutional review board of each institution where a study is being conducted must also approve the clinical study. The device may not be advertised or otherwise promoted. Unexpected adverse experiences must be reported to the FDA. The company sponsoring the investigation must ensure that the investigation is being conducted in accordance with the IDE regulations.

     To date, the Company's products have received FDA marketing clearances only through the 510(k) process. Certain future product applications, however, could require approval through the PMA process. In addition, future products may require approval of an IDE. There can be no assurance that all necessary 510(k) clearances or PMA or IDE approvals will be granted on a timely basis or at all. The FDA review process may delay the Company's product introductions in the future. It is possible that delays in receipt of or failure to receive any necessary clearance or approval could have a material adverse effect on the Company.

     The Company is also required to register with the FDA as a device manufacturer and to comply with the FDA's GMP regulations. These regulations require that the Company manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and control activities. Further, the Company is required to comply with FDA requirements for labeling and promotion of its products. For example, the FDA prohibits cleared or approved devices from being marketed for uncleared or unapproved uses. The medical device reporting regulation requires that the Company provide information to the FDA whenever there is evidence to reasonably suggest that one of its devices may have caused or contributed to a death or serious injury, or that there has occurred a malfunction that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. The Company intends to transfer completely its manufacturing from Norwood, Massachusetts to Manchester, Georgia in the second quarter of 1998. As a result of this transfer, the Manchester facility will be subject to a GMP inspection by the FDA. The Company cannot predict at this time what impact, if any, this inspection will have on its business.

     Medical device manufacturers are generally subject to periodic inspections by the FDA. If the FDA believes that a company is not in compliance with applicable laws and regulations, it can, among other things, institute proceedings to issue a warning letter apprising of violative conduct, detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the company, its officers or its employees. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse effect on the Company.

     Subsequent to an FDA inspection in 1996, the Company received a warning letter alleging particular deficiencies in its compliance with the FDA's medical device reporting requirements. Under these requirements, the Company must report certain malfunctions and adverse events that may be associated with its devices. In response to this warning letter, the Company has implemented specific corrective actions which were proposed to and reviewed by FDA without objection. The Company believes that it has substantially addressed the concerns delineated in the warning letter. At the conclusion of a follow-up inspection in 1997, the Company was advised of various inspectional observations. These inspectional observations allege various objectionable conditions that may or may not result in the issuance of a warning letter or other enforcement action. The Company has responded to these observations and, in each case, either believes that it is acting in substantial compliance with applicable laws and regulations or it has implemented corrective actions that achieve substantial compliance. While the FDA has taken no enforcement action with respect to these observations, there can be no assurance that such action will not ensue at a future time or will not adversely impact the Company's business.

     Medical device laws and regulations are also in effect in many of the countries in which the Company does business outside the United States. These range from comprehensive device approval requirements for some or all of the Company's medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. Medical device laws and regulations are also in effect in many of the states in which the Company does business. State and foreign medical device laws and regulations may have a material impact on the Company. In addition, international sales of certain medical devices manufactured in the United States but not approved by the FDA for distribution in the United States are subject to FDA export requirements, which require the Company to obtain documentation from the medical device regulatory authority of such country stating that the sale of the device is not in violation of that country's medical device laws. This documentation is then submitted to the FDA with a request for a permit for export to that country.

     Federal, state and foreign laws and regulations regarding the manufacture and sale of medical devices are subject to future changes. For example, Congress recently enacted the Food and Drug Administration Modernization Act of 1997, which included several significant amendments to the prior law governing medical devices. Additionally, the FDA has recently made significant changes to its GMP regulations and may make changes to other regulations as well. The Company cannot predict what impact, if any, such changes might have on its business; however, such changes could have a material impact on the Company. See "Risk Factors -- Government Regulation."

HEALTHCARE REFORM; THIRD-PARTY REIMBURSEMENT

     In recent years, several comprehensive healthcare reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While none of the proposals were adopted, healthcare reform may again be addressed by the current United States Congress. Certain states have made significant changes to their Medicaid programs and have adopted various measures to expand coverage and limit costs. Implementation of government healthcare reform and other efforts to control costs may limit the price of, or the level at which reimbursement is provided for, the Company's products. In addition, healthcare reform may accelerate the growing trend toward involvement by hospital administrators, purchasing managers and buying groups in purchasing decisions. This trend would likely include increased emphasis on the cost-effectiveness of any treatment regimen. These changes may also cause the marketplace in general to place increased emphasis on the utilization of minimally invasive surgical procedures and the delivery of more cost-effective medical therapies. Regardless of which additional reform proposals, if any, are ultimately adopted, the trend toward cost controls and the requirements of more efficient utilization of medical therapies and procedures will continue and accelerate. The Company is unable at this time to predict whether any such additional healthcare initiatives will be enacted, the final form such reforms will take or when such reforms would be implemented. See "Risk
Factors -- Healthcare Reform/Pricing Pressure."

     The Company's products are purchased principally by hospitals, hospital networks and hospital buying groups. During the past several years, the major third-party payors of hospital services (Medicare, Medicaid, private healthcare indemnity insurance and managed care plans) have substantially revised their payment methodologies to contain healthcare costs. These cost pressures are leading to increased emphasis on the price and cost-effectiveness of any treatment regimen and medical device. In addition, third party payors, such as governmental programs, private indemnity insurance and managed care plans which are billed by hospitals for such healthcare services, are increasingly negotiating the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental or was used for an unapproved indication. There can be no assurance that in the future, hospital purchasing decisions or third party reimbursement levels will not adversely affect the profitability of the Company's products.

COMPETITION

     The markets for the Company's product lines are highly competitive. The Company faces substantial competition from a number of other manufacturers and suppliers of vascular access ports, dialysis and apheresis catheters and related ancillary products, including companies with more extensive research and manufacturing capabilities and greater technical, financial and other resources. In response to increased concerns about the rising costs of healthcare, United States hospitals and physicians are placing increasing emphasis on cost-effectiveness in the selection of products to perform medical procedures. The Company believes that its products compete primarily on the basis of: (i) product design, development and improvement; (ii) customer support; (iii) brand loyalty; and (iv) price. The Company believes that Bard Access Systems, a division of C.R. Bard, Inc., is the only company which competes with the Company in each of the Company's product categories. See "Risk Factors -- Competition."

PRODUCT LIABILITY CLAIMS AND INSURANCE

     The design, manufacture and marketing of medical devices of the types produced by the Company entail an inherent risk of product liability. The Company's products are often used in intensive care settings with seriously ill patients. While the Company believes that it maintains an adequate amount of product liability insurance, there can be no assurance that the amount of such insurance will be sufficient to satisfy claims made against the Company in the future or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls could result in costly litigation and could have a material adverse effect on the business, results of operation and financial condition of the Company. In addition, the Company is required under certain of its licensing agreements to indemnify its licensors against certain product liability claims by third parties. See "Risk Factors -- Potential Product Liability."

ENVIRONMENTAL COMPLIANCE

     The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. In the course of its business, the Company is involved in the handling, storing and disposal of materials which are classified as hazardous. The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. While the Company continues to make capital and operational expenditures for protection of the environment, it does not anticipate that those expenditures will have a material adverse effect on its business, financial condition or results of operations.

BACKLOG

     Delivery lead times for the Company's products are very short at times and, consequently, the Company routinely maintains a backlog of orders which are generally filled within 60 days of the order date. As of December 31, 1997 the Company had $198,000 of backlog for product orders, as compared with $96,300 for the previous year. Management currently believes that its backlog is not a reliable indicator of future financial or operating performance. If, however, the Company does not receive ISO 9001 certification and a CE Mark for products manufactured at the Manchester facility by June 1998, then the Company may not be able to fill European orders and could experience substantial backlog, which could have a material adverse effect on the Company.

PROPERTIES

     The Company's principal executive and administrative offices and research and manufacturing center is located in Manchester, Georgia in a 45,000 square foot facility. The Company leases the Manchester facility and the 10.5 acre lot on which it is located from The Development Authority of the City of Manchester (the "Manchester Development Authority") pursuant to operating leases which expire in 2009 and 2010 (collectively, the "Manchester Leases") and under which the Company pays monthly lease payments of approximately $9,500 in the aggregate. The Company has an option to extend each of the Manchester Leases for an additional five-year term and to purchase the facility and/or the adjacent lot containing approximately 9 acres. The Company considers the Manchester facility to be in good condition and adequate to meet the present and reasonably foreseeable needs of the Company.

     The Company manufactures a portion of the acquired Strato(R)/Infusaid(TM) product line (LifePort(TM), Infuse-A-Port(R) and Infuse-A-Cath(TM)) in approximately 20,000 square feet of space at a 55,000 square foot production facility in Norwood, Massachusetts. The Company currently occupies the Norwood facility under an agreement which gives the Company the right to use such space until April 15, 1998. Management plans to transition all of the manufacturing of the acquired Strato(R)/Infusaid(TM) product line to the Manchester, Georgia facility in the second quarter of 1998.

     The Company also maintains certain administrative offices in a 3,300 square foot floor of an office condominium located in Atlanta, Georgia (the "Atlanta Office"). See "Certain Transactions -- Agreements with CMI."

EMPLOYEES

     At January 31, 1998, the Company had approximately 100 full-time employees, none of which are represented by a union. The Company maintains compensation, benefit, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. The Company believes that the success of its business will depend, in significant part, on its ability to attract and retain such personnel. The Company has never experienced an organized work stoppage or strike and considers its relations with its employees to be good.

LEGAL PROCEEDINGS AND INSURANCE

     The Company is from time to time a party to litigation arising in the ordinary course of its business. Based upon information presently available to the Company, the Company believes that it is not currently involved in any litigation that will have a material adverse effect on its financial condition or results of operation.

     The Company maintains insurance in such amounts and against such risks as it deems prudent, although no assurance can be given that such insurance will be sufficient under all circumstances to protect the Company against significant claims for damages. The occurrence of a significant event not fully insured against could materially and adversely affect the Company's financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at commercially reasonable rates or on acceptable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information concerning each of the executive officers, directors and key employees of the Company as of February 10, 1998.

EXECUTIVE OFFICERS AND DIRECTORS:           AGE                    POSITION
---------------------------------           ---                    --------
Marshall B. Hunt..........................  41    Director, Chairman of the Board and Chief
                                                    Executive Officer
Roy C. Mallady, Jr........................  53    Director and Vice Chairman
William E. Peterson, Jr...................  41    Director and President
J. Ronald Hager...........................  54    Vice President of Operations
Mark A. Jewett............................  32    Vice President of Finance
L. Bruce Maloy............................  34    Vice President of Administration
Charles E. Adair..........................  50    Director
Robert Cohen..............................  40    Director
Robert J. Simmons.........................  55    Director
Gordon Tunstall...........................  54    Director
KEY EMPLOYEES:
Michael A. Crouch.........................  35    National Accounts Manager
Frank D. DeBartola........................  34    Director of Marketing
Robert R. Singer..........................  32    National Sales Manager

     Marshall B. Hunt is a co-founder of the Company and has served as a director and Chief Executive Officer of the Company since its inception in 1990. Mr. Hunt has served as the Chairman of the Board of the Company since 1997. Prior to co-founding the Company, Mr. Hunt co-founded Cardiac Medical, Inc. ("CMI"), a distributor of cardiac pacemakers, in 1987, and served as its Chief Executive Officer until October 1997. Mr. Hunt currently serves as Secretary of CMI. In 1981, Mr. Hunt founded Hunt Medical Systems, Inc., a distributor of pacemaker products, and served as its President from 1981 to 1987. From 1979 through 1981, Mr. Hunt held various sales and management positions with American Hospital Supply Corporation.

     Roy C. Mallady, Jr. is a co-founder of the Company and has served as a director and Vice Chairman since 1997. Mr. Mallady served as Chairman of the Company and a director of the Company from its inception to 1997. Prior to co-founding the Company, Mr. Mallady co-founded CMI in 1987 and served as its President until October 1997. He currently serves as CMI's President and Chief Executive Officer. Mr. Mallady has served as a consultant to Sulzer Intermedics, a medical technology company, since October 1997.

     William E. Peterson, Jr. is a co-founder of the Company and has served as President of the Company since its inception in 1990. Mr. Peterson joined the Company's Board of Directors in January 1998. Mr. Peterson served as Vice President of Finance of CMI from 1987 to 1997. From 1981 through 1987 he served as a financial officer of Copolymer Rubber & Chemical Corporation, a manufacturer of synthetic rubber. From 1978 to 1981, Mr. Peterson held various positions with the public accounting firm of Coopers & Lybrand L.L.P., rising to the position of Audit Senior. Mr. Peterson is a Certified Public Accountant.

     J. Ronald Hager joined the Company as Vice President of Operations in July 1997 in connection with the Strato(R)/Infusaid(TM) Acquisition. From 1992 to 1997, Mr. Hager held various management positions with Strato(R)/Infusaid(TM), including Vice President of Quality and Regulatory Affairs in 1992, Executive Vice President -- Operations in 1993 and General Manager from 1993 to 1997. Prior to joining Strato(R)/Infusaid(TM),

Mr. Hager was employed for 17 years with Abbott Laboratories in various management positions, including Group V.P., Group Director and Regulatory Director.

     Mark A. Jewett joined the Company as Vice President of Finance in December 1997. Prior to joining the Company, Mr. Jewett served as Director of Finance for ProMedCo Management Company, a physician management company, from 1996 to 1997. From 1995 to 1996, he served as the Controller for Alliance Medical Practices, a physician management company. From 1992 to 1995, Mr. Jewett held various accounting management positions with HealthInfusion, Inc., an alternate site healthcare company, and Coram Healthcare, Inc., an alternate site healthcare company that was formed by the merger of HealthInfusion and three other publicly-owned companies. From 1989 to 1992, he held various positions, most recently as a senior accountant, for the public accounting firm of Arthur Andersen L.L.P. Mr. Jewett is a Certified Public Accountant and a Certified Internal Auditor.

     L. Bruce Maloy joined the Company in 1990 in its sales and marketing department and has served as the Vice President of Administration of the Company since 1996. Prior to joining the Company, Mr. Maloy served as a Sales Manager of Ryder, Inc., a transportation company, from 1989 to 1990 and a Key Account Manager of Noxell Corporation, a subsidiary of The Proctor & Gamble Company, from 1987 to 1989.

     Charles E. Adair joined the Company's Board of Directors in January 1998. From 1993 until present, Mr. Adair has been a principal of Cordova Capital, a venture capital and fund management company, where he serves as manager of venture capital funds. Mr. Adair was associated with Durr-Fillauer Medical, Inc., a pharmaceutical and medical products distribution company, where he served in various capacities, including President and Chief Operating Officer from 1981 to 1992. Mr. Adair currently serves on the Board of Directors of Performance Food Group Company, a food distributor, and Tech Data Corporation, a personal computer products distributor. Mr. Adair also serves on the Boards of Directors of numerous privately-held companies associated with Cordova Capital's venture capital fund investments. Mr. Adair is a Certified Public Accountant.

     Robert Cohen joined the Company's Board of Directors in January 1998. Since 1992, Mr. Cohen has served as Group Vice President of Sulzer Medica Ltd., a medical technology company serving the orthopedic and cardiovascular markets. Mr. Cohen is engaged in the areas of mergers and acquisitions, corporate accounts, business development, corporate marketing and strategic planning. Prior to joining Sulzer Medica, Mr. Cohen served as President and Chief Executive Officer of GCI Medical, a medical device venture capital and management organization during 1992, and held a variety of positions at Pfizer Inc. and the Pfizer Hospital Products Group from 1981 to 1991.

     Robert J. Simmons joined the Company's Board of Directors in January 1998. Since 1995, Mr. Simmons has served as a director and Chairman and Chief Executive Officer of Healthcare Alliance, Inc., a consortium of healthcare manufacturers, and since 1990 he has been a director and President of RJS Healthcare, Inc., a healthcare consulting company. Mr. Simmons is also a director and Chairman of Healthcare Logistics, a company focused on supply chain initiatives, founded in 1996. From 1985 to 1990, Mr. Simmons served as a director and Executive Vice President of Baxter International, Inc. Before joining Baxter International, Mr. Simmons held various positions at American Hospital Supply Corporation. Mr. Simmons presently serves as a director of American Health Products and serves on Lake Forest Hospital's Board of Directors. Mr. Simmons has served on the hospital Boards of Directors of Ancilla Systems, Inc., the Evanston Hospital Corporation and Wheaton Franciscan Services, Inc.

     Gordon Tunstall joined the Company's Board of Directors in January 1998. Mr. Tunstall is the founder of and has served, since 1970, as President of Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of Romac International, Inc., a professional and technical placement firm; Orthodontic Centers of America, Inc., a manager of orthodontic practices; Discount Auto Parts, Inc., a retail chain of automotive aftermarket parts stores; and Advanced Lighting Technologies, a specialty lighting manufacturer.

     Michael A. Crouch joined the Company in 1992 as a sales representative in Dallas, Texas. Mr. Crouch has served as National Accounts Manager of the Company since 1997. From 1995 to 1996, Mr. Crouch served as a Sales Representative for renal dialysis equipment and supplies for Cobe Renal Care, a renal device company.

     Frank D. DeBartola has served as Director of Marketing of the Company since 1996. Mr. DeBartola joined the Company in 1991 as a sales representative and thereafter held various management positions with the Company, including Sales Manager and Product Manager for the Circle C(R) and Pheres-Flow(TM) lines of catheters.

     Robert R. Singer joined the Company in 1990. Prior to assuming his current position as National Sales Manager in 1996, Mr. Singer served in the Company's sales and marketing department, holding the position of Sales Representative from 1990 to 1993 and Regional Sales Manager from 1993 to 1996.

     Pursuant to the Company's Articles and Bylaws, the Board of Directors of the Company is divided into three classes, with each director serving a three-year term (after the initial term). The directors of Class I, Messrs. Mallady and Adair, hold office until the first scheduled annual meeting of shareholders following the Offering, the directors of Class II, Messrs. Simmons and Cohen, hold office until the second scheduled annual meeting of shareholders following the Offering and the directors of Class III, Messrs. Hunt, Peterson and Tunstall, hold office until the third scheduled annual meeting of shareholders following the Offering. Shareholders will elect the directors of each Class for three-year terms at the appropriate succeeding annual meetings of shareholders. Executive officers are elected by and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has established an Executive Committee, Audit Committee and Compensation Committee. The Executive Committee is authorized to exercise the power and authority of the Board of Directors in the management of the business and affairs of the Company subject to certain limitations, including statutory restraints under Georgia Law, as well as the lack of Board authority to approve (i) acquisitions or other business combinations, (ii) material changes in the strategic plan of the Company and
(iii) Company borrowings in excess of $7.0 million. The members of the Executive Committee are Messrs. Hunt, Peterson, Tunstall and Adair. The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Board of Directors, reviewing the scope, results and costs of the audit with the Company's independent auditors, and reviewing the financial statements and accounting practices of the Company. The members of the Audit Committee are Messrs. Adair and Simmons. The Compensation Committee is responsible for recommending compensation decisions for the Company's executive officers to the Board of Directors and for administering the Stock Incentive Plan. The Members of the Compensation Committee are Messrs. Tunstall and Cohen.

COMPENSATION OF DIRECTORS

     Directors of the Company who are not officers or employees of the Company ("Outside Directors") receive a fee of $1,000 for each meeting of the Board of Directors attended and each meeting of a committee of the Board of Directors attended (except for committee meetings held on the same days as Board meetings). Directors are reimbursed for travel and other expenses incurred in connection with attendance at meetings of the Board of Directors or committees thereof. Each Outside Director will automatically be granted, under the Stock Incentive Plan, options to acquire up to 10,000 shares of Common Stock at the initial offering price concurrently with the consummation of the Offering. See "Stock Incentive Plan."

EXECUTIVE COMPENSATION

     No executive officer of the Company earned in excess of $100,000 for services rendered to the Company during 1997. In 1997, each of Messrs. Hunt and Peterson received compensation from the Company for services rendered in the amount of $3,000 in the form of an automobile allowance. After the completion of the Offering Messrs. Hunt and Peterson will be compensated in accordance with the terms of their Employment Agreements (as defined below). See "-- Employment Agreements."

EMPLOYMENT AGREEMENTS

     The Company intends to enter into employment agreements with each of Marshall B. Hunt and William E. Peterson, Jr. (collectively, the "Employment Agreements") in connection with the Offering which will provide for Mr. Hunt's employment as Chairman of the Board of Directors and Chief Executive Officer and Mr. Peterson's employment as President. The Employment Agreements each will have a five-year term (subject to the right of either the Company or Messrs. Hunt and Peterson to terminate the Employment Agreement upon 90 days notice) and provide for initial annual base salaries for Messrs. Hunt and Peterson of $220,000 and $190,000, respectively, with the opportunity to earn an annual bonus of 100% of base salary if the annual increase in the Company's earnings per share is 35% or more and up to 50% of base salary if the annual increase in earnings per share is 25% or more. The Employment Agreements will provide that Messrs. Hunt and Peterson are entitled to participate in all compensation, benefit and insurance programs maintained by the Company in which executive officers are eligible to participate and for certain other benefits, including reimbursement for family medical and dental expenses which are not covered by insurance, automobile leases and certain reimbursements for country club dues. In the event Mr. Hunt or Mr. Peterson's employment is terminated without cause (as defined), he would be entitled to receive his base salary and benefits for the remaining term of the Employment Agreement, but in any event for no less than three years following the date of termination, as well as bonus compensation payable with respect to the calender year in which he is terminated on a prorated basis. In the event of a change in control (as defined) of the Company, Messrs. Hunt and Peterson would be entitled to receive, in lieu of salary and benefits, a lump-sum payment equal to the base salary for the remaining term of employment under the Employment Agreements, but in no event for a period less than three years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1997, the Company did not have a Compensation Committee of the Board of Directors. In January 1998, the Company designated a Compensation Committee whose function is to recommend to the Board of Directors compensation decisions for the Company's executive officers and to administer the Company's Stock Incentive Plan. In 1997, executive officer compensation decisions were made by Messrs. Hunt and Peterson. See " -- Committees of the Board of Directors."

STOCK INCENTIVE PLAN

     The Company has adopted the Stock Incentive Plan and has reserved 500,000 shares of Common Stock for issuance thereunder to key employees and Outside Directors. The Stock Incentive Plan aims to (i) attract and retain the services of key employees and Outside Directors, (ii) provide an additional incentive to each key employee or Outside Director to work to increase the value of the Company's Common Stock and (iii) provide each key employee or outside director with a stake in the future of the Company which corresponds to the stake of each of the Company's shareholders.

     The Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, either incentive stock options ("ISOs"), which are intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-incentive stock options ("Non-ISOs") may be granted to key employees. Only Non-ISOs may be granted to Outside Directors under the Stock Incentive Plan, and each person who is an Outside Director upon consummation of this Offering will automatically be granted a Non-ISO to purchase 10,000 shares of Common Stock at an option price equal to the initial public offering price per share.

     Each option granted under the Stock Incentive Plan is exercisable in whole or in part from time to time as set forth in the related option certificate, but no option may be exercised: (i) before the end of the six-month period which starts on the date such option is granted or (ii) on or after the earliest of
(A) the date which is the fifth anniversary of the date the option is granted, if the option is an ISO and the key employee is a ten-percent shareholder of the Company on the date the option is granted or (B) the date which is the tenth anniversary of the date such option is granted, if such option is granted to a key employee who is not a ten-percent shareholder of the Company on the date the option is granted or if the option is a Non-ISO.

     The Compensation Committee may grant SARs to key employees (but not Outside Directors) in tandem with an option or as an independent grant. The Compensation Committee may also grant restricted stock to key employees. No option, SAR or restricted stock granted under the Stock Incentive Plan is transferable by a key employee or outside director other than by will or by the laws of descent and distribution, and any option or SAR is only exercisable during a key employee's or Outside Director's lifetime only by the key employee or Outside Director.

     The Stock Incentive Plan provides for adjustment of the number of shares of Common Stock available for the grant of options or SARs, the option price of such options and the SAR value of such SARs and the number, kind or class of shares of restricted stock granted by the Compensation Committee in an equitable manner to reflect any change in the capitalization of the Company.

     If the Compensation Committee determines that there has been a "Change of Control" of the Company (as defined) or a bona fide tender or exchange offer for shares of Common Stock (other than a tender offer by the Company or an employee benefit plan established and maintained by the Company), the Compensation Committee has the right to take such action, if any, with respect to any or all then outstanding options, SARs and restricted stock grants under the Stock Incentive Plan as it deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of such grants under the Stock Incentive Plan.

1995 STOCK APPRECIATION RIGHTS PLAN

     Pursuant to the Company's 1995 Stock Appreciation Rights Plan (the "SAR Plan"), from June 1995 to date the Company has granted an aggregate 124,200 SARs to eligible employees and eligible sales representatives based on their achievement of certain performance targets. At January 31, 1997, 99,600 SARs were outstanding. The Compensation Committee has approved, effective the day immediately prior to consummation of the Offering, (i) the cancellation of all outstanding SARs, (ii) the grant of an aggregate 99,600 options (the "SAR Conversion Options") to purchase Common Stock under the Stock Incentive Plan to holders of SARs who are then employed by the Company and (iii) the payment of cash compensation equal to one dollar for each SAR held by holders of SARs who are not employed by the Company upon consummation of the Offering. The SAR Conversion Options will be exercisable, in increments of 25% per year over four years, commencing on the first anniversary of the date of grant, at an exercise price per share equal to the initial pubic offering price.

                              CERTAIN TRANSACTIONS

LOANS TO FOUNDERS

     In connection with the purchase by Messrs. Hunt, Mallady and Peterson, the Chairman and Chief Executive Officer, Vice Chairman and President of the Company, respectively, of an aggregate of 8,091 shares of Common Stock from Cordova, a former lender to the Company, on September 28, 1995, the Company loaned each of Messrs. Hunt, Mallady and Peterson $77,612.43 (the "September Loans"). The September Loans to Messrs. Hunt, Mallady and Peterson mature on September 20, 2000 and bear interest at a rate of 8% per annum, payable annually. In addition, on October 12, 1995, the Company loaned each of Messrs. Hunt, Mallady and Peterson $35,000 (the "October Loans"). The October Loans to Messrs. Hunt, Mallady and Peterson mature on October 12, 2000 and bear interest at a rate of 8% per annum, payable annually.

GUARANTEE OF OBLIGATIONS UNDER LOAN AGREEMENTS BY FOUNDERS

     Pursuant to Guaranty Agreements dated April 26, 1994 in favor of Cordova, each of Messrs. Hunt, Mallady and Peterson guaranteed all amounts payable by the Company to Cordova under the terms of a Loan Agreement dated April 26, 1994 between Cordova and the Company (the "Cordova Loan"). The Cordova Loan was in the aggregate principal amount of $1 million and bore interest at 10% per annum. The Cordova Loan was repaid in full by the Company in September 1995 and the guarantees of Messrs. Hunt, Mallady and Peterson with respect thereto were terminated.

     Pursuant to Guaranty Agreements dated October 24, 1995 in favor of CB&T, each of Messrs. Hunt, Mallady and Peterson guaranteed all amounts payable by the Company to CB&T under a $1.7 million promissory note bearing interest at CB&T's prime rate of interest plus 1% per annum issued by the Company to CB&T (the "CB&T Note") in connection with the NeoStar Medical(R) Acquisition. The CB&T Note was repaid in full by the Company in July 1997 and the guarantees of Messrs. Hunt, Mallady and Peterson with respect thereto were terminated.

GUARANTEE OF OBLIGATIONS UNDER LOAN AGREEMENTS BY CMI

     Pursuant to a Guaranty Agreement dated September 25, 1995 in favor of Sirrom, CMI, a corporation co-founded by and of which Messrs. Hunt and Mallady are the principal executive officers and shareholders and of which Mr. Peterson is a ten-percent shareholder, guaranteed all amounts payable by the Company to Sirrom under a 13.75% Secured Promissory Note due September 25, 2000 in the original principal amount of $1.5 million (the "Sirrom Note"). On July 15, 1997, NationsCredit purchased the Sirrom Note in connection with the Credit Facility and CMI's guarantee with respect thereto was terminated.

     In connection with the NeoStar Medical(R) Acquisition, pursuant to a Guaranty Agreement dated October 24, 1995 in favor of CB&T, CMI guaranteed all amounts payable by the Company to CB&T under the CB&T Note. The CB&T Note was repaid in full in July 1997 and CMI's guarantee with respect thereto was terminated.

GUARANTEE OF REPAYMENT OF REVENUE BOND FINANCING BY CMI AND FOUNDERS

     The development of the Manchester facility was financed with approximately $705,000 in proceeds of an industrial development revenue bond issuance in July 1996 by the Manchester Development Authority for the benefit of the Company. In connection with and as a condition to such bond financing, the Company entered into a lease with the Manchester Development Authority. All payments due on the bonds have been guaranteed, jointly and severally, by CMI and Messrs. Hunt, Peterson and Mallady.

PLEDGE OF COMMON STOCK BY FOUNDERS

     Pursuant to Pledge Agreements dated July 15, 1997 each of Messrs. Hunt, Mallady and Peterson have pledged all shares of capital stock of the Company currently owned, or acquired by them in the future, to secure the obligations of the Company under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONSULTING AGREEMENT WITH HEALTHCARE ALLIANCE, INC.

     On February 1, 1996, the Company entered into a Consulting and Services Agreement with HealthCare Alliance, an affiliate of Robert J. Simmons, a director of the Company. The agreement provides for an initial three-year term (which is automatically renewable for a successive three-year term unless the Company notifies HealthCare Alliance of its intention not to renew the agreement 30 days prior to the beginning of the third year of the original term) during which HealthCare Alliance will assist the Company in marketing its products through the negotiation of purchasing agreements with hospital purchasing groups, physicians' organizations and other medical service and healthcare providers. The agreement provides for (i) the payment to HealthCare Alliance of an annual consulting fee of $36,000, (ii) the payment to HealthCare Alliance of an annual performance incentive fee equal to 5% of any annual sales increase achieved by the Company that results from HealthCare Alliance's efforts and
(iii) the grant of an option to HealthCare Alliance to acquire from the Company at a nominal price up to the number of shares equal to 1.5% of the outstanding shares of Common Stock owned by Messrs. Hunt, Mallady and Peterson at the time such payment becomes due, subject to the execution and delivery of certain targeted group purchasing agreements, including the Premier Agreement.

CONSULTING AGREEMENTS WITH DIRECTORS

     On May 8, 1997, the Company entered into a letter agreement with Robert Cohen, a director of the Company, pursuant to which Mr. Cohen has agreed to provide acquisition consulting and related services to the Company. In the event such services result in an acquisition or merger of the Company and a third party, Mr. Cohen will be entitled to receive a fee (a "General Consulting Fee") equal to 2.5% of the acquisition purchase price (x) payable by the Company with respect to a company acquired by the Company or (y) payable to the Company or its shareholders in the event the Company or any of the Company's assets are acquired. Such General Consulting Fee is conditioned upon, and is not payable until, there has occurred an initial public offering of the Company's capital stock or substantially all of the Company's business or outstanding shares of capital stock are acquired. Such General Consulting Fee is payable, at Mr. Cohen's option, (i) in shares of Common Stock, (ii) by the Company's issuance to Mr. Cohen of warrants or options to purchase, at a nominal exercise price, that number of shares of Common Stock (valued at the initial public offering price) which equals the General Consulting Fee, (iii) in shares of the company which acquires the Company, in the event the Company is acquired or (iv) in cash. The letter agreement also provides for payments to Mr. Cohen for his consulting services in connection with the Strato(R)/Infusaid(TM) Acquisition and a second strategic venture of $375,000 and $250,000, respectively (the "Specific Consulting Fees"). The Specific Consulting Fee relating to the Strato(R)/Infusaid(TM) Acquisition is payable upon consummation of the Offering in shares of the Common Stock or warrants or options to purchase, at a nominal exercise price, that number of shares of the Common Stock (valued at the initial public offering price) which equals $375,000, at Mr. Cohen's option. The Specific Consulting Fee for the second strategic venture is payable only if such venture is completed and is payable in warrants or options to purchase, at a nominal exercise price, that number of shares of Common Stock (valued at the initial public offering price) which equals $250,000. Such Specific Consulting Fees are to be paid in lieu of and not in addition to the General Consulting Fees described above with respect to the strategic ventures.

     During 1997, Tunstall Consulting, Inc., an affiliate of Gordon Tunstall, a director of the Company, provided consulting services to the Company with respect to the Offering and certain related matters. In consideration for such services, the Company paid to Tunstall Consulting a fee of $235,699.

AGREEMENTS WITH CMI

     The Company and CMI jointly own and occupy office space in the Atlanta Office and also share certain administrative employees. Pursuant to an agreement between CMI and the Company dated January 1, 1995, CMI agreed to provide, until December 31, 1997, certain management, administrative and secretarial services to the Company from time to time when requested by the Company. In January 1995, the Company paid CMI $150,000 for all services to be rendered by CMI to the Company during the term of the agreement.

     The Company has agreed to purchase from CMI for $472,000 the 3,300 square foot portion of the Atlanta Office currently owned by CMI. See "Use of Proceeds."
                               ------------------

     Following the Offering, the Company does not intend to enter into any material transactions with officers or directors, their family members or affiliates of such officers or directors without the approval of a majority of the directors who do not have an interest in any such transactions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Company's capital stock prior to the Offering, and as adjusted to give effect to the sale of shares of Common Stock in the Offering, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Named Executive Officer of the Company, (iii) each director of the Company, (iv) all executive officers and directors of the Company as a group and (v) each Selling Shareholder. Unless otherwise specified, the named beneficial owner claims sole investment and voting power as to the shares indicated. The table assumes (i) the persons it lists will not acquire shares directly from the Underwriters in connection with the Offering, and (ii) no other person will acquire beneficial ownership of more than 5% of the outstanding Common Stock as a result of the Offering. See "Description of Capital Stock."

                                                                 SHARES BENEFICIALLY OWNED
                                         -------------------------------------------------------------------------
                                            NUMBER OF      % OF CLASS     NUMBER OF       NUMBER OF     % OF CLASS
                                         SHARES PRIOR TO    PRIOR TO    SHARES OFFERED   SHARES AFTER     AFTER
                                           OFFERING(1)      OFFERING        HEREBY         OFFERING      OFFERING
                                         ---------------   ----------   --------------   ------------   ----------
NAME(2)
----------
Marshall B. Hunt.......................                                        --
Roy C. Mallady, Jr.....................                                        --
William E. Peterson, Jr................                                        --
Charles E. Adair.......................                                        --
Robert Cohen...........................                                        --
Robert J. Simmons......................                                        --
Gordon Tunstall........................                                        --
All executive officers and directors as
  a group (13 persons).................                                        --
SELLING SHAREHOLDERS
----------------------
NationsCredit Commercial
  Corporation(3).......................
  201 Broad Street
  One Canterbury Green
  Stanford, Connecticut 06901
Roy C. Mallady, Jr.....................
  Seven North Parkway Square
  4200 Northside Parkway, N.W.
  Atlanta, Georgia 30327
Cordova Capital Partners,
  L.P. -- Enhanced Appreciation........
  c/o 3350 Cumberland Circle, Suite 970
  Atlanta, Georgia 30339

---------------

(1) Includes shares of Common Stock that may be acquired upon the exercise of stock options or warrants exercisable within 60 days.
(2) Except as otherwise indicated, the address of each of the executive officers and directors is the address of the Company, which is One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816.
(3) NationsCredit is an indirect subsidiary of NationsBank Corporation. NationsBank Corporation is the parent corporation of NationsBanc Montgomery Securities LLC.

                            DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 55,000,000 shares of capital stock, comprised of (i) 5,000,000 shares of Preferred Stock, no par value, issuable in one or more series, and (ii) 50,000,000 shares of Common Stock, $.001 par value, of which shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. As of the date of the Offering,
an aggregate of           shares of Common Stock were issued and outstanding and
no shares of Preferred Stock were issued and outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock contained in the Articles and Bylaws is qualified in its entirety by reference to the Articles and Bylaws which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock have one vote on any matter submitted to the vote of shareholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, share for share on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on Preferred Stock, if any. Holders of Common Stock are entitled to receive dividends share for share on a pro rata basis when, as and if declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of Preferred Stock, if any).

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue Preferred Stock.

PREMIER WARRANTS

     In connection with the Premier Purchasing Agreement, the Company has agreed to enter into a Warrant Agreement with Premier pursuant to which the Company will grant Premier warrants to acquire up to 500,000 shares of Common Stock at the initial public offering price. Such warrants will vest annually in increments of 100,000 based upon the achievement of certain specified minimum annual sales (the "Minimum Annual Sales Targets") and/or minimum cumulative sales (the "Cumulative Sales Targets") of the Company's products to Premier Hospitals. The vesting of the warrants will be subject to acceleration in any given year in the event that both the Minimum Annual Sales Targets and Cumulative Sales Targets with respect to such year are achieved. Warrants vesting on the first anniversary of the Purchasing Agreement will become exercisable on the third anniversary of the Purchasing Agreement. Warrants vesting in subsequent years will become exercisable one year after their respective vesting dates. All unexercised warrants will expire on the fifth anniversary of their respective vesting dates.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF GEORGIA LAW

     The Georgia Code restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute") and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, the Company must elect in its Articles or Bylaws to be covered by the restrictions imposed by these statutes. The Company has elected to be covered by such restrictions.

     The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an interested shareholder of the corporation, unless either (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder, or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

     The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, or
(iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than 1% in any 12-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

CERTAIN NOTICE AND VOTING PROVISIONS CONTAINED IN THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Articles and Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Special Meeting of Shareholders. The Articles provide that special meetings of shareholders of the Company may be called only by the Board of Directors or upon the written demand of the holders of not less than 75% of all votes entitled to be cast on any issue proposed to be considered at a special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors and can only be amended with the approval of 75% of the outstanding shares entitled to be cast on the issue.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the prior year's annual meeting. The

Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

     Staggered Board. The Company's Articles and Bylaws provide for an eight member Board of Directors to be elected, initially, to staggered one, two and three-year terms and, thereafter for successive three-year terms. In addition, directors may only be removed from office for cause upon a vote of 70% of the Common Stock outstanding.

     Amendments of Articles and Bylaws. The Company's Articles and Bylaws provide that they may not be amended in certain respects except pursuant to the vote of 70% of the Common Stock represented at a shareholders' meeting. These provisions of the Articles and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price.

     Upon completion of the Offering, the Company will have outstanding
shares of Common Stock. All        shares of Common Stock (       shares if the
Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by affiliates may generally only be sold in compliance with applicable provisions of Rule 144. The remaining shares of Common Stock (the "Restricted Shares") held by existing shareholders upon completion of the Offering will be "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including sales pursuant to Rule 144.

     The Company, its directors and officers and certain of its shareholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock during the Lock-Up, except for a Permitted Transfer, issuances by the Company pursuant to the exercise of employee stock options granted under the Stock Incentive Plan and issuances in connection with acquisitions where the person receiving the Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus. See "Underwriting." Beginning 180 days after the date of this Prospectus, assuming that CSFBC does not consent to any sales prior to such time or a Permitted
Transfer does not occur, an additional        shares will become eligible for
sale in the public market, subject to compliance with the provisions of Rule
144. Of such        shares,        shares are held by Mr. Hunt, the Chairman of
the Board and Chief Executive Officer of the Company,        shares are held by
Mr. Mallady, the Vice Chairman of the Board of the Company, and        shares
are held by Mr. Peterson, the President and a director of the Company, each of whom are "affiliates" of the Company within the meaning of Rule 144, and may, therefore, only be sold in the public market in compliance with the volume limitations and other requirements of Rule 144. CSFBC may, in its sole discretion and at any time without notice, waive the provisions of the lock-up agreements.

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year (including the holding period of certain prior owners), will be entitled to sell in "restricted brokers' transactions" or to market makers, within any three-month period commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, a number of Restricted Shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (approximately shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with respect to such sales and certain other limitations and restrictions. In addition, a person (or persons whose shares are aggregated), who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the Restricted Shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding options and future grants under the Stock Incentive Plan. As of the
date hereof,        options have been granted at the initial public offering
price of the Common Stock offered hereby, and options to purchase an additional shares of Common Stock remain available for issuance pursuant to the Stock Incentive Plan. See "Management -- Stock Incentive Plan." In addition, pursuant to the Warrant Agreement entered into by the Company with Premier, the Company has granted to Premier warrants to purchase, subject to the satisfaction of certain conditions, up to 500,000 shares of Common Stock at the initial public offering price of the Common Stock offered hereby. Sales of shares of Common Stock issuable upon exercise of stock options under the Stock Incentive Plan and warrants issued to Premier generally are subject to the limitations and restrictions under Rule 144.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated ________ (the "Underwriting Agreement") among the Company, the Selling Shareholders and the underwriters named below (the "Underwriters"), for whom CSFBC, BancAmerica Robertson Stephens and NationsBanc Montgomery Securities LLC are acting as the representatives (the "Representatives"), the Underwriters have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           -----------
Credit Suisse First Boston Corporation......................
BancAmerica Robertson Stephens..............................
NationsBanc Montgomery Securities LLC.......................
                                                              -----------
  Total.....................................................
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this
Prospectus, to purchase up to           additional shares of Common Stock at the
initial public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain dealers
at such price less a concession of $          per share, and the Underwriters
and such dealers may allow a discount of $          per share on sales to
certain other dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Representatives have informed the Company and the Selling Shareholders that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

     The Company, its officers and directors and certain of its shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, without the prior written consent of CSFBC during the Lock-Up, except for a Permitted Transfer, issuances by the Company pursuant to the exercise of stock options granted under the Stock Incentive Plan and issuances in connection with acquisitions where the person receiving the Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock will be the Company's historic performance, estimates of the business potential and earnings prospects of the Company and its industry in general, an assessment of the Company's management, the market valuation of companies in related businesses, the general condition of the equity securities market and other relevant factors. There can be no assurance that the initial public offering price of the Common Stock will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active public market for the Common Stock will develop and continue after the Offering.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase in the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     NationsCredit, the beneficial owner of approximately 7.5% of the outstanding Common Stock of the Company on a fully-diluted basis, is an indirect subsidiary of NationsBank Corporation. NationsBank Corporation is the parent corporation of NationsBanc Montgomery Securities LLC.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state, (iii) an estate the income of which is subject to U.S. federal income tax, regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period that includes the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not Non-U.S. Holders for purposes of this discussion.

     This discussion is based on the Code existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to Non-U.S. Holders in light of their particular circumstances (including tax consequences applicable to Non-U.S. Holders that are, or hold interests in Common Stock through, partnerships or other fiscally transparent entities) and does not address United States state and local or non-United States tax consequences. Prospective Non-U.S. Holders should consult their own tax advisors with respect to the particular U.S. federal income and estate tax consequences to them of owning and disposing of Common Stock, as well as the tax consequences arising under the laws of any other taxing jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders (and in the case of Non-U.S. Holders that are treated as partnerships or other fiscally transparent entities, partners, shareholders or other beneficiaries of such Non-U.S. Holders) may be required to satisfy certain certification requirements and provide certain information in order to claim treaty benefits. Special rules regarding the availability of treaty benefits apply with respect to entities that are treated as partnerships or other fiscally transparent entities for U.S. federal income tax purposes but treated as corporations for purposes of the tax laws of an applicable treaty country (or, conversely, treated as corporations for U.S. federal income tax purposes but treated as partnerships or other fiscally transparent entities for purposes of the tax laws of an applicable treaty country). Any such entities that hold Common Stock, and partners, beneficiaries and shareholders of such entities, should consult their tax advisors as to the applicability of such rules to their particular circumstances.

     Dividends paid to a Non-U.S. Holder that are either (i) effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or (ii) if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, will not be subject to the withholding tax (provided in either case the Non-U.S. Holder files the appropriate documentation with the Company or its Paying Agent), but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax in the case of a Non-U.S. Holder that is a corporation, effectively connected dividends or, if a tax treaty applies, dividends attributable to a U.S. permanent establishment of the corporate Non-U.S. Holder, may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States or, if a tax treaty applies, attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of certain Non-U.S. Holders who are nonresident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" within the meaning of the Code and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market within the meaning of the Code) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

     If a Non-U.S. Holder who is an individual falls under clause (i) of the preceding paragraph, he or she will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) of the preceding paragraph, he or she will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States-source capital losses. If a Non-U.S. Holder that is a corporation falls under clause (i) in the preceding paragraph, it will be taxed on the net gain from the sale at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report annually to the Internal Revenue Service the amount of dividends paid to a Non-U.S. Holder and the amount, if any, of tax withheld with respect to, such Non-U.S. Holder. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Currently, United States backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has actual knowledge that the payee is a U.S. Holder. Backup withholding tax generally will apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders who fail to provide certain identifying information in the manner required.

     In addition, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder, under penalties of perjury, certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or
(iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 1998, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide certain presumptions under which a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless the Company receives certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (iii) by certain qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual holder who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States and at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected.

Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Long Aldridge & Norman LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, and the financial statements of Strato(R)/Infusaid(TM) at December 31, 1995 and 1996, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement of which this Prospectus forms a part, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
HORIZON MEDICAL PRODUCTS, INC.
  Report of Independent Accountants for the Years Ended
     December 31, 1995, 1996 and 1997.......................   F-2
  Consolidated Balance Sheets at December 31, 1996 and
     1997...................................................   F-3
  Consolidated Statements of Operations for Each of the
     Three Years in the Period Ended December 31, 1997......   F-4
  Consolidated Statements of Shareholders' Deficit for Each
     of the Three Years in the Period Ended December 31,
     1997...................................................   F-5
  Consolidated Statements of Cash Flows for Each of the
     Three Years in the Period Ended December 31, 1997......   F-6
  Notes to Consolidated Financial Statements................   F-7
STRATO/INFUSAID INC.
  Report of Independent Accountants for the Years Ended
     December 31, 1995 and 1996.............................  F-19
  Balance Sheets............................................  F-20
  Statements of Operations for Each of the Years Ended
     December 31, 1995 and 1996.............................  F-21
  Statements of Shareholder's Equity for Each of the Years
     Ended December 31, 1995 and 1996.......................  F-22
  Statements of Cash Flows for Each of the Years Ended
     December 31, 1995 and 1996.............................  F-23
  Notes to Financial Statements.............................  F-24
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS
  Introduction to Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................  F-29
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the Year Ended December 31, 1997........  F-30
  Unaudited Pro Forma Condensed Consolidated Balance Sheet
     at December 31, 1997...................................  F-31
  Notes to the Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................  F-32

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Horizon Medical Products, Inc.

     We have audited the accompanying consolidated balance sheets of Horizon Medical Products, Inc. (the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Medical Products, Inc. as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Birmingham, Alabama
January 29, 1998

                         HORIZON MEDICAL PRODUCTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------   ------------
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   217,753   $  2,893,924
  Accounts receivable -- trade (net of allowance for
     doubtful accounts of $6,997 and $308,239 in 1996 and
     1997, respectively)....................................      959,093      3,720,031
  Inventories...............................................    1,155,214      5,405,861
  Prepaid expenses and other current assets.................      167,648        366,942
  Deferred taxes............................................                     569,393
                                                              -----------   ------------
          Total current assets..............................    2,499,708     12,956,151
Property and equipment, net.................................      769,938      2,341,508
Intangible assets, net......................................    2,877,803     15,726,406
Deferred taxes..............................................                     254,988
Other assets................................................       28,068        297,852
                                                              -----------   ------------
          Total assets......................................  $ 6,175,517   $ 31,576,905
                                                              ===========   ============
                         LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Cash overdraft............................................  $    31,637   $         --
  Accounts payable -- trade.................................      680,604      1,722,183
  Accounts payable -- affiliate.............................        5,191          4,212
  Accrued salaries and commissions..........................      140,758        240,682
  Accrued royalties.........................................       59,622        109,304
  Accrued interest..........................................       80,812        218,525
  Accrued acquisition liabilities...........................           --        762,859
  Other accrued expenses....................................       23,023        350,344
  Income taxes payable......................................           --        409,726
  Current portion of long-term debt.........................      219,413      1,959,482
  Current portion of payable under non-compete and
     consulting agreements..................................      240,839        336,268
                                                              -----------   ------------
          Total current liabilities.........................    1,481,899      6,113,585
Long-term debt, net of current portion......................    5,052,822     23,970,805
Payable under non-compete and consulting agreements, net of
  current portion...........................................    1,366,815      1,463,319
Put warrant repurchase obligation (Note 8)..................           --     11,000,000
Other liabilities...........................................      189,748        178,951
                                                              -----------   ------------
          Total liabilities.................................    8,091,284     42,726,660
                                                              -----------   ------------
Commitments and contingent liabilities (Notes 8, 10 and 11)
SHAREHOLDERS' DEFICIT:
  Preferred stock, $.001 par value per share; 1,000,000
     shares authorized, none issued and outstanding (Note
     8).....................................................           --             --
  Common stock:
  Class A, $.001 par value per share; 4,500,000 authorized,
     101,919 shares issued and outstanding in 1996 and 1997
     (Note 8)...............................................          102            102
  Class B, $.001 par value per share; 500,000 authorized,
     none issued and outstanding (Note 8)...................           --             --
  Additional paid-in capital................................           88             88
  Shareholders' notes receivable............................     (371,497)      (398,525)
  Accumulated deficit.......................................   (1,544,460)   (10,751,420)
                                                              -----------   ------------
          Total shareholders' deficit.......................   (1,915,767)   (11,149,755)
                                                              -----------   ------------
          Total liabilities and shareholders' deficit.......  $ 6,175,517   $ 31,576,905
                                                              ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         HORIZON MEDICAL PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        DECEMBER 31,
                                                           --------------------------------------
                                                              1995         1996          1997
                                                           ----------   ----------   ------------
Net sales................................................  $5,003,633   $7,051,858   $ 15,798,123
Cost of goods sold.......................................   2,227,165    2,996,741      6,273,418
                                                           ----------   ----------   ------------
Gross profit.............................................   2,776,468    4,055,117      9,524,705
Selling, general and administrative expenses.............   2,706,383    4,239,700      6,110,827
                                                           ----------   ----------   ------------
  Operating income (loss)................................      70,085     (184,583)     3,413,878
                                                           ----------   ----------   ------------
Other income (expense):
  Interest expense (Notes 6 and 8).......................    (242,153)    (733,961)    (3,970,734)
  Accretion of value of put warrant repurchase obligation
     (Note 8)............................................          --           --     (8,000,000)
  Other income...........................................          --       54,333         69,727
                                                           ----------   ----------   ------------
                                                             (242,153)    (679,628)   (11,901,007)
                                                           ----------   ----------   ------------
  Loss before income taxes and extraordinary item........    (172,068)    (864,211)    (8,487,129)
Income tax benefit (expense).............................       7,305           --       (319,831)
Effect of conversion to C Corporation status.............      (7,305)          --             --
                                                           ----------   ----------   ------------
Loss before extraordinary item...........................    (172,068)    (864,211)    (8,806,960)
Extraordinary loss on early extinguishment of debt, net
  of income tax effect of $0.............................     (70,045)          --             --
                                                           ----------   ----------   ------------
  Net loss...............................................  $ (242,113)  $ (864,211)  $ (8,806,960)
                                                           ==========   ==========   ============
Loss per share before extraordinary loss -- basic and
  diluted................................................  $    (1.61)          --             --
                                                           ==========
Net loss per share -- basic and diluted..................  $    (2.26)  $    (7.83)  $     (79.80)
                                                           ==========   ==========   ============
Weighted average common shares outstanding...............     107,069      110,360        110,365
                                                           ==========   ==========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         HORIZON MEDICAL PRODUCTS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                    CLASS A
                                 COMMON STOCK
                               -----------------   ADDITIONAL   SHAREHOLDERS'
                               NUMBER OF    PAR     PAID-IN         NOTES       ACCUMULATED
                                SHARES     VALUE    CAPITAL      RECEIVABLE       DEFICIT         TOTAL
                               ---------   -----   ----------   -------------   ------------   ------------
Balance, December 31, 1994...    90,900    $ 91       $ 74               --     $   (438,136)  $   (437,971)
Issuance of common stock.....    11,000      11         14               --               --             25
Issuance of shareholders'
  notes receivable...........        --      --         --        $(337,837)              --       (337,837)
Net increase in shareholders'
  notes receivable...........        --      --         --           (6,559)              --         (6,559)
Net loss.....................        --      --         --               --         (242,113)      (242,113)
                                -------    ----       ----        ---------     ------------   ------------
Balance, December 31, 1995...   101,900     102         88         (344,396)        (680,249)    (1,024,455)
Issuance of common stock.....        19      --         --               --               --             --
Net increase in shareholders'
  notes receivable...........        --      --         --          (27,101)              --        (27,101)
Net loss.....................        --      --         --               --         (864,211)      (864,211)
                                -------    ----       ----        ---------     ------------   ------------
Balance, December 31, 1996...   101,919     102         88         (371,497)      (1,544,460)    (1,915,767)
Net increase in shareholders'
  notes receivable...........        --      --         --          (27,028)              --        (27,028)
Repurchase of stock warrants
  (Note 6)...................        --      --         --               --         (400,000)      (400,000)
Net loss.....................        --      --         --               --       (8,806,960)    (8,806,960)
                                -------    ----       ----        ---------     ------------   ------------
Balance, December 31, 1997...   101,919    $102       $ 88        $(398,525)    $(10,751,420)  $(11,149,755)
                                =======    ====       ====        =========     ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         HORIZON MEDICAL PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       DECEMBER 31,
                                                          --------------------------------------
                                                             1995         1996          1997
                                                          -----------   ---------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss................................................  $  (242,113)  $(864,211)  $ (8,806,960)
                                                          -----------   ---------   ------------
Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Extraordinary loss on early extinguishment of debt....       70,045          --             --
  Depreciation..........................................       38,295     128,500        199,450
  Amortization..........................................       71,335     337,136      1,009,180
  Amortization of discount..............................       46,758     254,490      2,160,153
  Accretion of value of put warrant repurchase
     obligation.........................................           --          --      8,000,000
  Gain on sale of property and equipment................           --      (5,829)            --
  Deferred income taxes, net change.....................           --          --        (90,299)
  (Increase) decrease in operating assets:
     Accounts receivable................................       45,667    (186,593)      (947,075)
     Inventories........................................      (52,446)     85,668        183,557
     Prepaid expenses and other assets..................      (23,929)    173,574       (205,585)
  Increase (decrease) in operating liabilities:
     Accounts payable -- trade..........................     (371,039)   (197,745)       859,713
     Accounts payable -- affiliate......................       21,159       1,417           (979)
     Income taxes payable...............................           --          --        409,726
     Accrued expenses and other liabilities.............      (66,966)    385,050        (49,569)
                                                          -----------   ---------   ------------
       Total adjustments................................     (221,121)    975,668     11,528,272
                                                          -----------   ---------   ------------
       Net cash provided by (used in) operating
          activities....................................     (463,234)    111,457      2,721,312
                                                          -----------   ---------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures....................................      (20,062)    (91,846)      (899,563)
Proceeds from sale of property and equipment............           --       7,800             --
Payment for acquisition, net of cash acquired...........   (1,531,987)         --    (19,500,000)
                                                          -----------   ---------   ------------
     Net cash used in investing activities..............   (1,552,049)    (84,046)   (20,399,563)
                                                          -----------   ---------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Notes receivable -- shareholders........................     (344,396)    (27,101)       (27,028)
Cash overdraft..........................................       76,148     (44,511)       (31,637)
Proceeds from issuance of long-term debt................    3,209,186          --     23,500,000
Principal payments on long-term debt....................   (1,071,552)   (132,282)    (2,012,163)
Debt issue costs........................................      (59,944)         --       (674,750)
Proceeds from issuance of common stock..................           25          --             --
Payment for warrants....................................           --          --       (400,000)
                                                          -----------   ---------   ------------
     Net cash provided by (used in) financing
       activities.......................................    1,809,467    (203,894)    20,354,422
                                                          -----------   ---------   ------------
     Net increase (decrease) in cash and cash
       equivalents......................................     (205,816)   (176,483)     2,676,171
Cash and cash equivalents, beginning of year............      600,052     394,236        217,753
                                                          -----------   ---------   ------------
Cash and cash equivalents, end of year..................  $   394,236   $ 217,753   $  2,893,924
                                                          ===========   =========   ============
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest.............  $   219,514   $ 423,766   $  1,173,992
                                                          ===========   =========   ============

See Notes 12 and 13 for additional supplemental disclosures of cash flow information.

  The accompanying notes are an integral part of these consolidated financial statements.

                         HORIZON MEDICAL PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     Horizon Medical Products, Inc. (the "Company") is a specialty medical device company focused on manufacturing and marketing vascular access products. The Company manufactures and markets products in three vascular access product categories: (i) implantable vascular access ports, which are used primarily in cancer treatment protocols for the infusion of highly concentrated toxic medications (such as chemotherapy agents, antibiotics or analgesics) and blood samplings; (ii) hemodialysis catheters, which are used primarily in treatments of patients suffering from renal failure who require short-term or long-term hemodialysis treatments; and (iii) central venous catheters, which are used primarily in stem cell apheresis procedures for treating certain forms of mid- and late-stage cancers. The Company was incorporated in Georgia in 1990.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of accounting policies utilized in the consolidated financial statements which were prepared in accordance with generally accepted accounting principles.

     Principles of Consolidation -- The consolidated financial statements and notes to consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Revenue Recognition -- The Company records sales upon shipment of the related product, net of any discounts.

     Cash And Cash Equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

     Inventories -- Purchased finished goods inventory are valued at the lower of cost or market using the specific identification method for determining cost. Raw materials, work in process, and manufactured ports and catheters are valued at the lower of average cost or market.

     Property And Equipment -- Property and equipment are carried at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred; betterments that materially prolong the lives of the assets are capitalized. The costs of assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and the related gain or loss on such dispositions is included in other income. Depreciation is calculated using the straight-line method or double declining balance method over the estimated useful lives of the property and equipment. The lives of the assets range from 5 to 7 years for equipment to approximately
31.5 years for buildings.

     Property and equipment acquired under capital lease agreements are carried at cost less accumulated depreciation. These assets are depreciated in a manner consistent with the Company's depreciation policy for purchased assets.

     Intangible Assets -- Goodwill, the excess of purchase price over the fair value of net assets acquired in purchase transactions, is being amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company assesses the recoverability and the amortization period of the goodwill by determining whether the amount can be recovered through undiscounted cash flows of the businesses acquired over the remaining amortization period. Additionally, goodwill is evaluated for recoverability utilizing a fair value approach. Amounts paid or accrued for non-compete and consulting agreements are amortized using the straight-line method over the term of the agreements of approximately 7 years. Patents are being amortized on a straight-line basis over the remaining lives of the related patents which range from 6 to 15 years. Debt issuance costs are amortized using the straight-line method over the estimated term of the related debt issues.

     Long-Lived Assets -- The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those

                         HORIZON MEDICAL PRODUCTS, INC.

assets are less than the assets' carrying amount. There were no such losses recognized during the years ended December 31, 1995, 1996 and 1997.

     Research and Development -- Research and development costs are charged to expense as incurred and were approximately $66,000, $59,000 and $7,000 in 1995, 1996 and 1997, respectively.

     Income Taxes -- Effective January 1, 1995, the shareholders of the Company elected to be taxed as a C Corporation and, accordingly, revoked its S Corporation status. As a result, the Company recorded a deferred tax liability and recognized income tax expense of $7,305 at the effective date of the change.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company's deferred tax assets and liabilities relate primarily to the existence of net operating loss carryforwards and differences in the book and tax basis of property and equipment, intangible assets, and accrued liabilities.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications -- Certain reclassifications have been made to the 1995 and 1996 financial statements to make them comparable to the 1997 presentation. These reclassifications had no impact on previously reported net loss.

     Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these standards in 1998. The Company does not expect the impact of these pronouncements to be material.

3.  INVENTORIES

     A summary of inventories at December 31, is as follows:

                                                                 1996         1997
                                                              ----------   ----------
Raw materials...............................................  $  176,960   $2,300,745
Work in process.............................................     427,737      692,054
Finished goods..............................................     573,056    2,662,995
                                                              ----------   ----------
                                                               1,177,753    5,655,794
Less inventory reserves.....................................      22,539      249,933
                                                              ----------   ----------
                                                              $1,155,214   $5,405,861
                                                              ==========   ==========

                         HORIZON MEDICAL PRODUCTS, INC.

4.  PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31, is as follows:

                                                                 1996         1997
                                                              ----------   ----------
Building and improvements...................................  $  423,640   $1,271,309
Office equipment............................................     223,224      669,316
Plant equipment.............................................     317,761      781,737
Transportation equipment....................................      12,316       13,283
                                                              ----------   ----------
                                                                 976,941    2,735,645
Less accumulated depreciation...............................     207,003      394,137
                                                              ----------   ----------
                                                              $  769,938   $2,341,508
                                                              ==========   ==========

5.  INTANGIBLE ASSETS

     A summary of intangible assets at December 31, is as follows:

                                                                 1996         1997
                                                              ----------   -----------
Debt issuance costs.........................................  $   63,947   $   738,697
Non-compete and consulting agreements.......................   1,473,091     1,473,091
Goodwill....................................................   1,735,754    13,283,787
Patents.....................................................          --     1,635,000
                                                              ----------   -----------
                                                               3,272,792    17,130,575
Less accumulated amortization...............................     394,989     1,404,169
                                                              ----------   -----------
                                                              $2,877,803   $15,726,406
                                                              ==========   ===========

     The expected amortization charges related to these intangibles are as follows:

1998........................................................  $ 1,111,717
1999........................................................      832,204
2000........................................................      832,204
2001........................................................      832,204
2002........................................................      797,131
Thereafter..................................................   11,320,946
                                                              -----------
                                                              $15,726,406
                                                              ===========

6.  LONG-TERM DEBT

     On September 25, 1995, the Company issued a $1,500,000 note (the "Acquisition Note") bearing interest at 13.75%. The proceeds of the note were used to repay debt, finance the acquisition of the net assets of Neostar Medical Technologies, Inc. ("Neostar") and provide additional working capital. As a result, the Company recorded an extraordinary loss on the early extinguishment of previously outstanding debt in the amount of $70,045. In conjunction with the financing, the Company issued warrants to its lender ("Sirrom") to acquire 8.25% of the shares of the Company's voting stock outstanding as of the date of the agreement.

     In connection with the acquisition of Strato/Infusaid Inc. ("Strato") discussed in Note 13, the Company entered into a $26.5 million Credit Facility with NationsCredit on July 15, 1997. The Credit Facility provides the Company with a term loan in the amount of $21,500,000 (the "Tranche A Loan") repayable in quarterly installments ranging from $537,500 to $1,075,000 through 2004, a term loan in the amount of $2,000,000 (the "Tranche B Loan") repayable in four quarterly installments of $500,000 each occurring the earlier of the sixth

                         HORIZON MEDICAL PRODUCTS, INC.

anniversary of the closing date or the date on which the Tranche A Loan has been repaid in its entirety, and a revolving line of credit of up to $3 million repayable on the earlier of July 1, 2004 or the date on which all amounts outstanding under the Tranche A Loan and the Tranche B Loan have been repaid in full. Borrowings under the revolving line of credit and Tranche A Loan bear interest at NationsCredit's Commercial Paper Rate plus 4.25% (9.836% at December 31, 1997). Borrowings under the Tranche B Loan bear interest at NationsCredit's Commercial Paper Rate plus 5.25% (10.836% at December 31, 1997). Subject to certain limitations, amounts outstanding under each of the Tranche A Loan, the Tranche B Loan and the revolving line of credit may be prepaid at the Company's option subject, in certain cases, to the payment of a prepayment premium of 3.00%. Amounts outstanding under the Tranche A Loan and the Tranche B Loan are mandatorily prepayable, without penalty, in increments upon the occurrence of certain events, including, without limitation, issuances by the Company of common stock and other equity securities the proceeds of which exceed $250,000, and consummation by the Company of certain asset sales. The Credit Facility prohibits or restricts the Company from many actions, including paying dividends and incurring or assuming other indebtedness or liens.

     The Company's obligations under the Credit Facility are secured by liens on substantially all of the Company's assets, including inventory, accounts receivable and general intangibles and a pledge of the stock of the Company's subsidiaries. The Company's obligations under the Credit Facility are also guaranteed by each of the Company's subsidiaries (the "Guarantees"). The obligations of such subsidiaries under the Guarantees are secured by liens on substantially all of their respective assets, including inventory, accounts receivable and general intangibles. As additional security, the majority shareholders have pledged all shares of their common stock as collateral.

     As of December 31, 1997, there was $21.5 million outstanding under the Tranche A Loan, $2.0 million outstanding under the Tranche B Loan and zero outstanding under the revolving line of credit.

     In addition to the acquisition of Strato, the Company used proceeds from the Credit Facility to retire approximately $1,700,000 of the Company's existing debt. The Company also used proceeds of $400,000 to purchase the warrants issued in connection with the Acquisition Note from Sirrom thereby terminating all of Sirrom's rights under the warrants. This purchase resulted in a direct charge to the Company's accumulated deficit. NationsCredit also effectively purchased the $1,500,000 Acquisition Note from Sirrom.

     In conjunction with the financing, the Company issued warrants to NationsCredit to acquire 15,276 shares of non-voting Class B Common Stock of the Company. The number of shares subject to such warrant will be reduced as follows: (1) to 7.5% of the outstanding common shares of the Company on a fully diluted basis in the event the Company completes an initial public offering for its shares prior to January 1, 1999 (where the net proceeds to the Company are in excess of $25 million) or achieves minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) of not less than $10 million for its 1998 fiscal year or (2) to 10% of the outstanding common shares of the Company on a fully diluted basis in the event the Company completes an initial public offering of its shares during 1999 but prior to July 16, 1999 (where the net proceeds to the Company are in excess of $25 million) or achieves EBITDA of not less than $14 million for the twelve months ending June 30, 1999. The warrants are exercisable at $.01 per share pursuant to the warrant agreement and expire on July 15, 2007. NationsCredit can require the Company to repurchase all or a part of the common stock issued or issuable in connection with the warrants at the earliest repurchase date and at the redemption price as defined in the warrant agreement. As more fully described in Note 8, accounting for the amortization of the debt discount and debt issue costs results in an effective interest rate on the NationsCredit debt of approximately 31% for 1997 and a charge to earnings in 1997 of $8,000,000 related to the put feature.

                         HORIZON MEDICAL PRODUCTS, INC.

     At December 31, long-term debt consists of the following:

                                                                 1996         1997
                                                              ----------   -----------
NationsCredit Credit Facility less unamortized discount of
  $1,166,667 at December 31, 1997...........................  $       --   $22,333,333
Note payable, bearing interest payable monthly at a fixed
  rate of 13.75%, due September 25, 2000; collateralized by
  inventory, accounts receivable, equipment, general
  intangibles, trademarks and copyrights....................   1,500,000     1,500,000
Note payable, bearing interest payable monthly at prime plus
  1% (9.5% at December 31, 1996); retired July 15, 1997.....   1,676,389            --
Note payable (the Non-interest Bearing Note), non-interest
  bearing (less unamortized discount of $937,790 and
  $774,264 at December 31, 1996 and 1997, respectively,
  based on an imputed interest rate of 10%), with payments
  due monthly beginning January 31, 1997 (see below) and
  continuing through June 30, 2000 and 5 payments on various dates through October 31, 2003. The payments are
  subordinated to the Acquisition Note. All scheduled
  payments may be made as long as the Company is not in
  default under the Acquisition Note........................   1,523,227     1,511,749
Note payable, bearing interest at a variable rate (9.25% and
  9.5% at December 31, 1996 and 1997, respectively); payable in monthly payments of interest and principal through May
  25, 2000; collateralized by the Company's building........     353,455       342,588
Note payable, bearing interest at a fixed rate of 7.9%,
  interest and principal payable monthly through May 11,
  2000; collateralized by the Company's vehicle.............          --         9,286
Note payable, bearing interest at a fixed rate of 10%,
  interest and principal payable monthly through March 10,
  1997......................................................         743            --
Note payable, bearing interest at a fixed rate of 7.84%,
  interest and principal payable monthly through September
  30, 1998..................................................          --       161,719
Note payable, bearing interest at a fixed rate of 7.827%,
  interest and principal payable monthly through September
  30, 1997..................................................     111,707            --
Miscellaneous capital lease obligations for office
  equipment, requiring monthly payments ranging from $133 to
  $2,729, including principal and interest at 9.25%, and
  maturing at dates ranging from 1999 to 2001. These
  obligations are collateralized by equipment with a net
  book value of approximately $108,000 and $89,000 at
  December 31, 1996 and 1997, respectively..................     106,714        71,612
                                                              ----------   -----------
                                                               5,272,235    25,930,287
Less: current portion.......................................     219,413     1,959,482
                                                              ----------   -----------
Long-term debt, net of current portion......................  $5,052,822   $23,970,805
                                                              ==========   ===========

                         HORIZON MEDICAL PRODUCTS, INC.

     Future maturities of long-term debt are as follows:

1998........................................................  $ 1,959,482
1999........................................................    3,166,572
2000........................................................    5,224,423
2001........................................................    4,217,253
2002........................................................    4,473,682
Thereafter..................................................    8,829,806
                                                              -----------
                                                               27,871,218
Less unamortized discount on notes payable..................   (1,940,931)
                                                              -----------
Carrying amount of long-term debt...........................  $25,930,287
                                                              ===========

     On July 31, 1997, the Company's Non-interest Bearing Note was amended to reduce total payments due in 1997 from $212,235 to $175,000. The payment of the remaining amount of $37,235 was deferred until the final payment date of this note of October 31, 2003. The amendment also requires quarterly payments of interest on the deferred amount at prime plus 1% (9.50% at December 31, 1997).

     The Company's long-term debt agreements contain certain restrictive covenants which require the maintenance of minimum EBITDA, minimum tangible worth/deficit and a cash flow to debt service ratio as well as place limitations on dividends, advances, and other borrowings. The Company is in compliance with or has received appropriate waivers of these covenants.

7.  INCOME TAXES

     There was an income tax benefit in 1995 of $7,305 related to federal deferred income taxes. There was no provision or benefit for income taxes during 1996 due to the Company recording a full valuation allowance. The provision (benefit) for income taxes in 1997 is comprised of the following:

                                                                1997
                                                              --------
Current:
  Federal...................................................  $681,209
  State.....................................................   102,237
                                                              --------
                                                               783,446
  Deferred tax benefit......................................   (90,299)
                                                              --------
                                                               693,147
Change in valuation allowance...............................  (373,316)
                                                              --------
          Total provision for income taxes..................  $319,831
                                                              ========

                         HORIZON MEDICAL PRODUCTS, INC.

     Deferred tax assets and liabilities at December 31, 1996 and 1997 are composed of the following:

                                                                1996        1997
                                                              ---------   ---------
Deferred tax assets:
  Allowance for doubtful accounts and returns...............  $   2,659   $ 127,482
  Inventory reserve.........................................         --     105,071
  Intangible assets.........................................     49,758     413,874
  Accrued liabilities.......................................         --     336,840
  Net operating loss carryforwards..........................    328,814          --
                                                              ---------   ---------
          Total gross deferred tax assets...................    381,231     983,267
                                                              ---------   ---------
Deferred tax liabilities:
  Property and equipment....................................     (7,915)   (158,886)
                                                              ---------   ---------
                                                                373,316     824,381
Less valuation allowance....................................   (373,316)         --
                                                              ---------   ---------
Net deferred tax asset......................................  $       0   $ 824,381
                                                              =========   =========

     The Company recorded a full valuation allowance against its net deferred tax assets in 1995 and 1996. The Company's primary assets were its net operating loss carryforwards which management felt there was uncertainty whether they could be fully utilized. During 1997, the Company generated taxable income sufficient to fully utilize the net operating loss carryforwards. No valuation allowance was recorded against the deferred tax asset at December 31, 1997 as the Company believes that it is more likely than not that all of the net deferred tax asset will be realized through future taxable income.

     The provision for income taxes differs from the amount which would be computed by applying the federal statutory rate of 34% to pre-tax earnings as indicated below:

                                                        1995       1996         1997
                                                      --------   ---------   -----------
Income tax provision (benefit) at statutory federal
  income tax rate...................................  $(82,318)  $(293,832)  $(2,885,624)
Increase (decrease) resulting from:
  Non-deductible meals and entertainment expense....    18,294      21,849        28,698
  State income taxes................................        --          --        64,353
  Non-deductible interest and accretion of put
     warrant repurchase obligation..................        --          --     3,343,333
  Non-deductible amortization of goodwill...........        --          --        59,985
  Change in valuation allowance.....................    56,719     271,983      (373,316)
  Other, net........................................        --          --        82,402
                                                      --------   ---------   -----------
          Total income tax provision (benefit)......  $ (7,305)  $       0   $   319,831
                                                      ========   =========   ===========

8.  CAPITAL STOCK AND WARRANTS

     The Company increased the total number of common shares authorized, effective July 9, 1997, to 5,000,000, consisting of 4,500,000 shares of Class A Common Stock at $.001 par value per common share and 500,000 shares of non-voting Class B Common Stock at $.001 par value per common share. At any time, each share of Class B Common Stock may, at the option of the holder thereof, be converted into one fully paid and non assessable share of Class A Common Stock.

                         HORIZON MEDICAL PRODUCTS, INC.

     In addition, the Company authorized 1.0 million shares of preferred stock for issuance. The preferences, powers, and rights of the preferred stock are to be determined by the Company's board of directors. None of these shares are issued and outstanding.

     All references to the number of common shares authorized have been adjusted to reflect this recapitalization on a retroactive basis.

     The Company has a 1.99% owner which has anti-dilution rights. Additionally, warrants, representing 7.5% of outstanding shares for each period presented, outstanding under the Company's new credit facility, as discussed below and in
Note 6, contain anti-dilution provisions. Shares issuable under these warrants are assumed outstanding for earnings per share computations in each period presented.

     As discussed in Note 6, in connection with its new credit facility, the Company issued warrants to NationsCredit to acquire 15,276 shares of Class B non-voting common stock, representing 13% of fully diluted shares. This percentage reduces to 7.5% under certain conditions including completion of an initial public offering by the Company prior to January 1, 1999 where the net proceeds are in excess of $25 million. The warrants also contain a put feature which allows the holder to put the warrants to the Company for cash at an amount calculated as the greater of several financial tests and at dates which vary as to actions of the Company, one of which is repayment of associated debt.

     The Company recorded the estimated value of the warrants with the put feature on July 15, 1997 of $3,000,000 as a discount to the related debt and as a put warrant repurchase obligation. Subsequent to issuance of the warrants, the Company's operations and other factors indicated that an initial public offering
(IPO) of stock could be pursued, and management began intense efforts to accomplish such an offering. Management and its underwriting consultants anticipate a public offering in April 1998. A portion of the proceeds will be used to pay off the Company's credit facility as is required by the credit agreement upon successful completion of an initial public offering. Additionally, the integration of Strato, medical device market trends, and potential access to the public capital markets lead management to believe the estimated value of the put warrants has increased. Therefore, the value assigned to such put warrants is recorded herein at $11,000,000 at December 31, 1997. The change in value from date of issue of $8,000,000 has been recorded as a non-cash expense for the accretion of value of put warrant repurchase obligation in the accompanying Consolidated Statement of Operations for the year ended December 31, 1997. Additionally, due to the expected date of debt repayment of April 1998, the debt discount established at issue date and the associated debt issue costs are being amortized over a nine month period beginning July 15, 1997. This amortization resulted in a charge to interest expense of approximately $2,300,000 in 1997, resulting in an effective rate of interest on the underlying debt of approximately 31% (exclusive of the $8,000,000 put warrant charges).

     Effective January 29, 1998, NationsCredit and the Company amended the warrant agreement such that NationsCredit's right to put the warrants to the Company for cash was rescinded. This constituted a forgiveness of the put obligation estimated at $1,100,000 to be recorded at the date of rescission and the net recorded value of the warrants was reclassed to additional paid-in capital in 1998.

9.  STOCK APPRECIATION RIGHTS

     In 1995, the Company approved a Stock Appreciation Rights Plan ("SAR Plan") which provides for the granting of stock appreciation rights to eligible employees and eligible sales representatives based on their performance as determined by the Board of Directors. Benefits under the SAR Plan are payable in cash. If there is a public offering of the Company's stock or an acquisition of the Company, at the discretion of the Board of Directors, the units may be canceled or modified and thereafter the vested benefits may be paid in cash, a number of shares of voting stock, or a number of options to purchase shares of voting stock. An eligible employee's or eligible sales representative's benefit attributable to each unit is equal to the excess of the accumulated deficit/retained earnings value as of the last day of the Company's fiscal year plus $1.00 over the

                         HORIZON MEDICAL PRODUCTS, INC.

accumulated deficit/retained earnings value as of the date of the grant. The accumulated deficit/retained earnings value is calculated according to the following formula:

                  retained earnings/(accumulated deficit) X 5%
                           total number of SAR units

     The SAR Plan also provides that the value of each SAR unit shall never be less than $1.00.

     The units become fully vested and are exercisable after four years of service from the date of the grant. The Company has not restricted the number of shares of voting stock subject to issuance under the SAR Plan. Further, the Company has not reserved any of the Company's voting stock for issuance under the SAR Plan.

     Transactions under the SAR Plan are summarized as follows for the years ended December 31:

                                                              1995      1996      1997
                                                             ------   --------   ------
Outstanding, beginning of year.............................      --     29,750   40,900
Granted (at $1.00 per unit)................................  29,750     30,050   64,200
Canceled...................................................      --    (18,900)  (5,500)
                                                             ------   --------   ------
Outstanding, end of year...................................  29,750     40,900   99,600
                                                             ======   ========   ======
Exercisable, end of year...................................      --         --       --
                                                             ======   ========   ======

     The cumulative expense recorded by the Company with respect to the plan through December 31, 1997 was approximately $35,000 and has been recorded in accrued liabilities.

10. RELATED-PARTY TRANSACTIONS

     The Company and Cardiac Medical, Inc. ("CMI") are related parties due to common stock ownership by the Chairman and Chief Executive Officer ("CEO") and Vice-Chairman of the Company. The Company and CMI share office space and certain administrative employees. The Company paid CMI $150,000 in 1995 and expensed $50,000 during each of 1995, 1996 and 1997 related to these shared services. CMI previously guaranteed the Company's $1,500,000 note payable to Sirrom. On July 15, 1997, in connection with the new credit facility, NationsCredit effectively purchased the Sirrom note payable and CMI's guarantee with respect thereto was terminated.

     At December 31, 1996 and 1997, the Company has unsecured loans to the majority shareholders in the form of notes receivable in the amount of $337,837. The notes require annual payments of interest at 8% beginning on September 28, 1997 and are due September 2000 through October 2000. In addition, the Company recognized interest income of $6,559, $27,101 and $27,028 during 1995, 1996 and 1997, respectively, related to the notes. The notes and related accrued interest are recorded as contra-equity in the Consolidated Balance Sheets.

     The CEO and the President of the Company, who collectively hold 64% of the Company's stock, do not draw a salary or other form of compensation from the Company.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

     Concurrent with the acquisition of Neostar, on October 24, 1995, the Company entered into non-compete and consulting agreements with four previous shareholders of Neostar (the previous shareholders). The agreements are non-interest bearing and have been recorded at their net present values based on an imputed interest rate of 10%.

                         HORIZON MEDICAL PRODUCTS, INC.

     Payment requirements are as follows:

1998........................................................  $  354,756
1999........................................................     331,200
2000........................................................     331,200
2001........................................................     567,741
2002........................................................     833,574
                                                              ----------
Total payments..............................................   2,418,471
Less amounts representing interest..........................    (618,884)
                                                              ----------
Present value of payments under non-compete and consulting
  agreements................................................  $1,799,587
                                                              ==========

     The Company leases its facility and certain equipment under operating lease agreements expiring in various years through 2009. Rent expense under various operating leases was approximately $25,000, $117,000 and $85,000 during December 31, 1995, 1996 and 1997, respectively. Minimum future rental payments under operating leases having remaining terms in excess of one year are as follows:

1998........................................................  $  108,000
1999........................................................     108,000
2000........................................................     108,000
2001........................................................     108,000
2002........................................................     108,000
Thereafter..................................................     704,666
                                                              ----------
                                                              $1,244,666
                                                              ==========

     The Company is subject to numerous federal, state and local environmental laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that potential environmental liabilities, if any, are not material to the consolidated financial statements.

     In connection with the 1995 acquisition of Neostar discussed in Note 13, the Company assumed a license agreement with an individual (the "Licensor") for the right to manufacture and sell dual lumen fistula needles, dual lumen over-the-needle catheters, and dual lumen chronic and acute catheters, covered by the Licensor's patents or derived from the Licensor's confidential information. Payments under the agreement vary, depending upon the purchaser, and range from 9% to 15% of Neostar's net sales of such licensed products. Such payments shall continue until the expiration date of each corresponding Licensed Patent Right covering each product under the agreement. Payments under this license agreement totaled approximately $51,000, $241,000 and $249,000 in 1995, 1996 and 1997, respectively.

     On February 17, 1993, the Company entered into a supply agreement (the "Supply Agreement") with one of its vascular access port manufacturers (the "Manufacturer") for the development and supply of certain vascular access port products. On January 17, 1997, the Company entered into an agreement with the Manufacturer to amend the original Supply Agreement and to transfer the manufacture of the ports to the Company. The new agreement requires the Company to pay the Manufacturer $680,000 in connection with the transfer of the manufacturing process. This amount is to cover certain manufacturing equipment, documentation of the manufacturing process, and training of the Company's personnel by the Manufacturer. The amount is to be paid based upon ports produced by the Company over a period of time, with the total balance to be paid by September 30, 1998. The total amount can be reduced based on additional purchases of ports from the Manufacturer after September 30, 1997.

                         HORIZON MEDICAL PRODUCTS, INC.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     The following represent noncash investing and financing activities for the years ended December 31:

                                                          1995       1996        1997
                                                         -------   --------   ----------
Capital lease obligations for property and equipment...  $    --   $114,158   $       --
Short-term debt issued for certain insurance
  coverage.............................................   95,512    111,707      161,719
Increase to goodwill...................................       --     52,169           --
Note issued for trade-in of auto.......................       --         --       11,641
Increase to property and equipment.....................       --         --      101,460
Discount recorded on credit facility...................       --         --    3,000,000

13.  ACQUISITION

     On October 24, 1995, Horizon Acquisition Corp. ("Horizon"), a wholly-owned subsidiary of the Company, acquired the net assets of Neostar for $1,559,672 in cash and a note of $1,356,148, net of a discount of $1,104,869, payable over a seven-year period. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities of Neostar based on their estimated fair values at the date of acquisition. Operating results of Neostar since October 24, 1995 are included in the Company's consolidated financial statements.

     On June 20, 1997, the Company, together with Arrow International, Inc. ("Arrow"), an unrelated entity, entered into a joint purchase agreement (the "Stock Purchase Agreement") to acquire all of the stock of Strato of Norwood, Massachusetts for a purchase price of $21,250,000 plus the assumption by the Company and Arrow of certain of Strato's trade debts and accrued expenses. Strato produces and distributes vascular access products (the "Port Business") and implantable infusion pump products (the "Pump Business"). Under the Stock Purchase Agreement, the Company acquired 275,294 shares of Strato's stock for $19,500,000, and Arrow acquired 24,706 shares of Strato's stock (the "Arrow Shares") for $1,750,000.

     The transaction was completed on July 15, 1997. On that date, the Company and Arrow entered into an asset purchase and stock redemption agreement (the "Agreement") wherein the Company, as beneficial owner of a majority of the stock of Strato, sold the Pump Business and its related assets to Arrow in exchange for the Arrow Shares and Arrow's assumption of certain liabilities of Strato. The assets acquired and liabilities assumed under the Stock Purchase Agreement were divided between the Company and Arrow as outlined in the Agreement.

     The Company has accounted for the acquisition under the purchase method of accounting.

     The estimated fair value of assets acquired and liabilities assumed in each of the acquisitions is as follows:

                                                               NEOSTAR       STRATO
                                                              ----------   -----------
Cash........................................................  $   27,685   $        --
Accounts receivable, net....................................     295,707     1,813,863
Inventories.................................................     657,786     4,434,204
Other current assets........................................      59,335       101,775
Property and equipment......................................     323,413       758,356
Intangibles and other assets................................   1,739,756    13,183,033
Deferred income tax asset...................................          --       734,082
Accounts payable and accrued expenses.......................    (187,862)   (1,525,313)
                                                              ----------   -----------
          Purchase price....................................  $2,915,820   $19,500,000
                                                              ==========   ===========

                         HORIZON MEDICAL PRODUCTS, INC.

     The following unaudited pro forma summary combines the results of operations of the Company with the acquisition of the port business of Strato as if the acquisition had occurred at the beginning of 1996. Certain adjustments, including interest expense on the acquisition debt, amortization of intangible assets, removal of the non-recurring accretion of value of put warrant repurchase obligation and income tax effects, have been made to reflect the impact of the purchase transactions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the respective fiscal years, or of results which may occur in the future.

                                                                  1996              1997
                                                              ------------      ------------
                                                                  (IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Sales.......................................................   $   21,661        $   22,818
Net loss....................................................         (308)             (505)
Loss per share -- basic and diluted.........................        (2.79)            (4.58)

     Pro forma earnings per share for the years ended December 31, 1996 and 1997 is calculated by dividing pro forma net income by the weighted average shares outstanding of 110,360 and 110,365, respectively.

14.  LOSS PER SHARE

     The Company adopted the provisions of Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("FASB 128") in 1997. This Statement requires the presentation of earnings (loss) per share computed as "basic" and "diluted". There are no differences in the basic and diluted computations for the periods presented herein. A reconciliation of the denominator is as follows:

                                                           1995       1996       1997
                                                         --------   --------   --------
Weighted average shares outstanding....................    98,936    101,914    101,919
Shares assumed issued under the NationsCredit warrant
  (Note 8).............................................     8,030      8,277      8,277
Antidilution features of certain shareholders (Note
  8)...................................................       103        169        169
                                                         --------   --------   --------
Weighted average shares outstanding used to compute
  loss per share.......................................   107,069    110,360    110,365
                                                         ========   ========   ========

15.  FINANCIAL INSTRUMENTS

     Financial instruments consisted of the following:

                                           DECEMBER 31, 1996          DECEMBER 31, 1997
                                        -----------------------   -------------------------
                                         CARRYING       FAIR       CARRYING        FAIR
                                          AMOUNT       VALUE        AMOUNT         VALUE
                                        ----------   ----------   -----------   -----------
Accounts receivable -- trade, net.....  $  959,093   $  959,093   $ 3,720,031   $ 3,720,031
Accounts payable......................     685,795      685,795     1,726,395     1,726,395
Long-term debt and non-compete
  payable.............................   6,879,889    7,055,206    27,729,874    27,864,642

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts reported for the credit facility and a portion of the other long-term debt approximate fair value because the underlying instruments are at variable interest rates which reprice frequently. Fair value for the fixed rate long term debt was estimated using either quoted market prices for the same or similar issues or the current rates offered to the Company for debt with similar maturities. The non-interest bearing notes have been recorded at fair value using either the quoted market prices for the same or similar issues or the current rates offered to the Company for debt with similar maturities.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Strato/Infusaid Inc.

     We have audited the accompanying balance sheets of Strato/Infusaid Inc. (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strato/Infusaid Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Birmingham, Alabama
September 15, 1997

                              STRATO/INFUSAID INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996

                                                                 1995          1996
                                                              -----------   -----------
                                        ASSETS
Accounts receivable -- trade, less allowance for doubtful
  accounts of $150,388 and $102,442 in 1995 and 1996,
  respectively..............................................  $ 3,203,878   $ 2,923,899
Inventories.................................................    9,125,346     9,979,985
Prepaid expenses and other assets...........................      179,295       244,580
Deferred taxes..............................................    2,759,273     1,868,315
                                                              -----------   -----------
          Total current assets..............................   15,267,792    15,016,779
Property and equipment, net.................................    3,360,215     2,772,079
Intangible assets, net......................................    8,127,695     7,680,398
Deferred taxes..............................................      429,572       195,830
                                                              -----------   -----------
          Total assets......................................  $27,185,274   $25,665,086
                                                              ===========   ===========
                         LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable............................................  $ 1,152,408   $   997,147
Accrued sales returns and allowances........................      404,202       404,202
Accrued wages and benefits..................................      626,236       635,348
Accrued liabilities.........................................      166,775       188,700
                                                              -----------   -----------
          Total liabilities.................................    2,349,621     2,225,397
                                                              -----------   -----------
Commitments and contingencies (Note 8)
Common stock, $.01 par value, 300,000 shares authorized,
  issued, and outstanding in 1995 and 1996, respectively....        3,000         3,000
Additional paid-in capital..................................   64,610,571    64,610,571
Advances from parent (Note 10)..............................   41,550,605    45,112,878
Accumulated deficit.........................................  (81,328,523)  (86,286,760)
                                                              -----------   -----------
          Total shareholder's equity........................   24,835,653    23,439,689
                                                              -----------   -----------
          Total liabilities and shareholder's equity........  $27,185,274   $25,665,086
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              STRATO/INFUSAID INC.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                 1995             1996
                                                              -----------      -----------
Sales.......................................................  $21,225,142      $19,595,940
Cost of sales...............................................    8,840,877        9,257,372
                                                              -----------      -----------
          Gross profit......................................   12,384,265       10,338,568
                                                              -----------      -----------
Selling, general, and administrative expenses...............   10,433,801        9,758,359
Selling, general, and administrative expenses -- related
  party.....................................................    2,662,000        2,825,000
Research and development expenses...........................    7,522,000        5,797,000
                                                              -----------      -----------
          Total operating expenses..........................   20,617,801       18,380,359
                                                              -----------      -----------
          Operating loss....................................   (8,233,536)      (8,041,791)
Other expenses, net.........................................     (359,471)         (40,813)
                                                              -----------      -----------
          Loss before income tax benefit....................   (8,593,007)      (8,082,604)
Income tax benefit..........................................    3,334,815        3,124,367
                                                              -----------      -----------
          Net loss..........................................  $(5,258,192)     $(4,958,237)
                                                              ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                              STRATO/INFUSAID INC.

                       STATEMENTS OF SHAREHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                         ADDITIONAL     ADVANCES
                                    NUMBER OF   COMMON     PAID-IN        FROM       ACCUMULATED
                                     SHARES     STOCK      CAPITAL       PARENT        DEFICIT         TOTAL
                                    ---------   ------   -----------   -----------   ------------   -----------
Balance, December 31, 1994........   300,000    $3,000   $64,610,571   $37,545,040   $(76,070,331)  $26,088,280
Net advances from parent..........                                       4,005,565                    4,005,565
Net loss..........................                                                     (5,258,192)   (5,258,192)
                                     -------    ------   -----------   -----------   ------------   -----------
Balance, December 31, 1995........   300,000    3,000     64,610,571    41,550,605    (81,328,523)   24,835,653
Net advances from parent..........                                       3,562,273                    3,562,273
Net loss..........................                                                     (4,958,237)   (4,958,237)
                                     -------    ------   -----------   -----------   ------------   -----------
Balance, December 31, 1996........   300,000    $3,000   $64,610,571   $45,112,878   $(86,286,760)  $23,439,689
                                     =======    ======   ===========   ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                              STRATO/INFUSAID INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                 1995          1996
                                                              -----------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(5,258,192)  $(4,958,237)
                                                              -----------   -----------
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................      816,945       816,753
     Amortization...........................................      447,297       447,297
     Provision for doubtful accounts........................        9,230        20,000
     Deferred income taxes..................................      965,555     1,124,700
     Changes in operating assets and liabilities, net
       Accounts receivable -- trade.........................      640,291       259,979
       Inventories..........................................     (390,309)     (854,639)
       Prepaid expenses and other assets....................      157,037       (65,285)
       Accounts payable.....................................      (58,217)     (155,261)
       Accrued expenses.....................................      (61,747)       31,037
                                                              -----------   -----------
          Net cash used in operating activities.............   (2,732,110)   (3,333,656)
                                                              -----------   -----------
Cash flows from investing activities:
  Capital expenditures......................................   (1,273,455)     (228,617)
                                                              -----------   -----------
          Net cash used in investing activities.............   (1,273,455)     (228,617)
                                                              -----------   -----------
Cash flows from financing activities:
  Net advances from parent..................................    4,005,565     3,562,273
                                                              -----------   -----------
          Net cash provided by financing activities.........    4,005,565     3,562,273
                                                              -----------   -----------
          Net change in cash and cash equivalents...........           --            --
Cash and cash equivalents, beginning of year................           --            --
                                                              -----------   -----------
Cash and cash equivalents, end of year......................  $        --   $        --
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              STRATO/INFUSAID INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  FORMATION AND PRESENTATION

     Strato/Infusaid, Inc. (the "Company") produces implantable infusion pumps and vascular access products such as ports and catheters which are primarily used in chemotherapy and long-term pain management. The Company was formed from the merger of Strato Medical Products, Inc. ("Strato") and Infusaid, Inc. ("Infusaid") in January 1994 and is a wholly-owned subsidiary of Pfizer Inc. ("Pfizer"). As discussed in Note 10, the Company was sold in July 1997.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition -- The Company records sales upon shipment of the related product, net of any discounts.

     Cash Management Program -- The Company participates in a consolidated cash management program with its parent. The program provides for the daily replenishment of major bank accounts for check clearing requirements. Accordingly, the Company maintains a cash balance of zero per books and outstanding checks that had not been paid by the banks are included in the intercompany account.

     Inventories -- Implantable infusion pumps and vascular access products such as ports and catheters are valued at the lower of average cost or market.

     Property and Equipment -- Property and equipment are carried at cost, less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets. Maintenance, repairs, and minor renovations are charged to expense as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in net loss.

     The Company provides for depreciation of property and equipment using primarily the straight-line method designed to depreciate costs over estimated useful lives as shown below:

                                                               ESTIMATED
                                                              USEFUL LIFE
                                                              ------------
Item:
  Machinery and equipment...................................  8 - 12 years
  Office equipment..........................................  3 - 12 years

     Intangible Assets -- Goodwill, the excess of the purchase price over the fair value of the net assets acquired in Pfizer's purchase of Strato, is being amortized on a straight-line basis over 40 years. Patents are being amortized on a straight-line basis over the lives of the related patents, which are primarily
13.5 years.

     Long-Lived Assets -- The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets held and to be used and measures the impairment, if any, based on a fair value approach. The Company had no such impairments for the years ended 1995 and 1996.

     Research and Development -- Research and development costs are charged to expense as incurred and were $7,522,000 and $5,797,000 for 1995 and 1996, respectively.

     Income Taxes -- The Company is included in the consolidated federal tax return of its parent, Pfizer. The consolidated income taxes are allocated to the Company under an agreement with its parent based on its contribution to the consolidated tax provision or benefit. Current federal tax provisions and benefits are settled through the intercompany account. The current federal tax benefits of $3,334,815 and $3,124,367 were used to reduce the advances from parent in 1995 and 1996, respectively.

                              STRATO/INFUSAID INC.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Such temporary differences are principally related to using different methods of depreciating property and equipment and amortizing intangible assets for book and tax purposes.

     Financial Instruments -- The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.  INVENTORIES

     A summary of inventories at December 31, is as follows:

                                                                 1995          1996
                                                              -----------   -----------
Raw materials...............................................  $ 5,298,628   $ 5,391,001
Work in process.............................................    1,892,401     2,263,043
Finished goods..............................................    4,674,427     5,276,378
                                                              -----------   -----------
                                                               11,865,456    12,930,422
Less inventory reserves.....................................   (2,740,110)   (2,950,437)
                                                              -----------   -----------
                                                              $ 9,125,346   $ 9,979,985
                                                              ===========   ===========

4.  PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31, is as follows:

                                                                 1995          1996
                                                              -----------   -----------
Machinery and equipment.....................................  $ 3,839,629   $ 3,981,367
Office equipment............................................    5,129,274     5,216,153
                                                              -----------   -----------
                                                                8,968,903     9,197,520
Less accumulated depreciation...............................   (5,608,688)   (6,425,441)
                                                              -----------   -----------
                                                              $ 3,360,215   $ 2,772,079
                                                              ===========   ===========

                              STRATO/INFUSAID INC.

5.  INTANGIBLE ASSETS

     A summary of intangible assets at December 31, is as follows:

                                                                 1995          1996
                                                              -----------   -----------
Goodwill....................................................  $ 5,820,000   $ 5,820,000
Patents.....................................................    3,915,000     3,915,000
                                                              -----------   -----------
                                                                9,735,000     9,735,000
Less accumulated amortization...............................   (1,607,305)   (2,054,602)
                                                              -----------   -----------
                                                              $ 8,127,695   $ 7,680,398
                                                              ===========   ===========

6.  INCOME TAXES

     The benefit (provision) for income taxes for the years ending December 31, 1995 and 1996 consists of the following:

                                                                 1995          1996
                                                              -----------   -----------
Current.....................................................  $ 4,300,370   $ 4,249,067
Deferred....................................................     (965,555)   (1,124,700)
                                                              -----------   -----------
                                                              $ 3,334,815   $ 3,124,367
                                                              ===========   ===========

     Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31 are as follows:

                                                                 1995         1996
                                                              ----------   ----------
Allowance for doubtful accounts.............................  $  172,129   $  151,972
Inventory reserves..........................................   1,151,942    1,254,454
Intangible assets...........................................     429,572      195,830
Accrued liabilities and other...............................   1,435,202      461,889
                                                              ----------   ----------
                                                              $3,188,845   $2,064,145
                                                              ==========   ==========

     No valuation allowance was recorded by the Company against the net deferred tax asset at December 31, 1995 or 1996 as the Company is compensated for the use of its net operating losses by Pfizer with a direct reduction to the intercompany payable. Pfizer management feels that it is more likely than not that the net deferred tax assets will be realized through its future consolidated taxable income.

     The benefit for income taxes differs from the amount that would be computed by applying the federal statutory rate of 34% to pre-tax earnings as indicated below:

Income tax benefit at the statutory federal income tax
  rate......................................................  $2,921,622   $2,748,085
Increase (decrease) resulting from:
  Non-deductible meals and entertainment expense............     (33,549)     (38,893)
  Non-deductible amortization of goodwill...................     (53,481)     (53,481)
  State tax benefit.........................................     500,223      468,656
                                                              ----------   ----------
                                                              $3,334,815   $3,124,367
                                                              ==========   ==========

7.  DEFINED BENEFIT AND CONTRIBUTION PLANS

     The Company's employees participate in the Pfizer Retirement Annuity Plan sponsored by Pfizer. Benefits under the plan are generally based on years of service and employee career earnings. Participants

                              STRATO/INFUSAID INC.

become fully vested after five years of employment. The Company recognized pension expense related to this plan of approximately $212,000 and $800 during 1995 and 1996, respectively.

     In addition, the Company's employees are eligible to participate in a defined contribution 401(k) plan maintained by Pfizer. Company matching contributions to the plan are dollar for dollar for the first 2% of employee contributions and 50% for the next 4% of employee contributions. Contribution expense recognized by the Company under this plan totaled approximately $267,000 and $282,000 during 1995 and 1996, respectively.

8.  COMMITMENTS AND CONTINGENCIES

     The Company leases office and equipment under operating lease agreements expiring in various years through 1999. Rent expense under various operating leases was approximately $635,000 and $518,000 in 1995 and 1996, respectively. Approximate minimum future rental payments under operating leases with remaining terms in excess of one year are as follows:

1997........................................................  $423,000
1998........................................................   423,000
1999........................................................    70,000
                                                              --------
                                                              $916,000
                                                              ========

     The Company is involved in a number of claims and litigation, including product liability claims and litigation considered normal in the nature of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

     The Company participates in Pfizer's consolidated self-insured risk management program. Pfizer charges the Company, on a monthly basis, for claims expense incurred on the Company's behalf including an amount for an estimate of claims incurred but not reported.

     Effective January 1, 1995, the Company entered into a license agreement with an individual (the Licensor) for the right to manufacture and sell certain products covered by the Licensor's patents or derived from the Licensor's confidential information agreement. Payments under the agreement vary, depending upon the purchaser, and range from 5% to 15% of the Company's net sales of the covered products. Such payments shall continue until the expiration date of each corresponding Licensed Patent Right covering each product under the agreement. Payments under this license agreement totaled approximately $38,600 and $4,900 in 1995 and 1996, respectively.

9.  RELATED-PARTY TRANSACTIONS

     As previously noted, the Company is a wholly owned subsidiary of Pfizer. As such, Pfizer provides certain administrative services to the Company including legal services, insurance administration, corporate tax preparation and submission, regulatory consulting, employee benefits administration, and payroll data processing. Allocated costs associated with these services are charged directly to the Company by Pfizer and are reflected in the Company's financial statements. The approximate amounts of the material related party transactions for the years ended December 31, 1995 and 1996 are as follows:

                                                               1995            1996
                                                            ----------      ----------
Product liability and business insurance..................  $  417,000      $1,020,000
Group health insurance....................................     840,000         662,000
Legal expense.............................................   1,405,000       1,143,000
                                                            ----------      ----------
                                                            $2,662,000      $2,825,000
                                                            ==========      ==========

                              STRATO/INFUSAID INC.

10.  SUBSEQUENT EVENT -- SALE OF THE COMPANY

     On July 15, 1997, Horizon Medical Products, Inc. ("Horizon") and Arrow International, Inc. ("Arrow"), two unrelated parties, completed a joint purchase agreement to acquire all of the stock of the Company from Pfizer for a purchase price of $21,250,000 plus the assumption by Horizon and Arrow of certain of the Company's trade debts and accrued expenses. The advances from parent were forgiven by Pfizer and converted to additional paid-in capital prior to the sale of the Company.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

                                  INTRODUCTION

     The accompanying unaudited pro forma condensed consolidated financial statements reflect the consolidated financial position of Horizon Medical Products, Inc. (the "Company") as of December 31, 1997 and the consolidated results of its operations for the year ended December 31, 1997 after giving pro forma effect to the Consolidated Statement of Operations for (i) the purchase of the port business of Strato/Infusaid Inc. (the "Strato/Infusaid Acquisition") and (ii) the initial public offering of Common Stock by the Company (the "Offering") and the application of the net proceeds thereof as though they occurred January 1, 1997 and to the Consolidated Balance Sheet after giving effect to the Offering and application of the net proceeds thereof as though it occurred December 31, 1997. The unaudited pro forma condensed consolidated financial statements are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the respective historical financial statements of the Company and Strato/Infusaid Inc. and related notes thereto included elsewhere in this Prospectus. The unaudited pro forma information does not purport to be indicative of actual results that would have been achieved or the financial position of the Company had the Strato/Infusaid Acquisition and Offering actually been completed as of the dates indicated in the accompanying notes thereto nor which may be achieved in the future.

                         HORIZON MEDICAL PRODUCTS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              STRATO
                                          JANUARY 1, 1997
                                              THROUGH         PRO FORMA                  OFFERING       PRO FORMA
                              COMPANY    JULY 15, 1997(A)    ADJUSTMENTS    PRO FORMA   ADJUSTMENTS    AS ADJUSTED
                              --------   -----------------   -----------    ---------   -----------    -----------
Net sales..................   $ 15,798        $7,020           $    --       $22,818           --        $22,818
Cost of goods sold.........      6,273         2,687              (300)(b)     8,660           --          8,660
                              --------       -------           -------       -------      -------        -------
Gross profit...............      9,525         4,333               300        14,158           --         14,158
Selling, general and                                               124(c)
  administrative
    expenses...............      6,111         2,927            (1,506)(d)     7,656      $   455(e)       8,111
                              --------       -------           -------       -------      -------        -------
         Operating
           income..........      3,414         1,406             1,682         6,502         (455)         6,047
Interest income
  (expense)................     (3,971)           --            (1,994)(f)    (5,965)       6,020(g)          55
Non-recurring accretion of
  value of put warrant
  repurchase obligation....     (8,000)           --             8,000(h)         --           --             --
Other income...............         70            --                --            70           --             70
                              --------       -------           -------       -------      -------        -------
Income (loss) before income
  taxes....................     (8,487)        1,406             7,688           607        5,565          6,172
Income tax expense.........       (320)         (622)             (170)(i)    (1,112)      (1,267)(i)     (2,379)
                              --------       -------           -------       -------      -------        -------
Net income (loss)..........   $ (8,807)       $  784           $ 7,518       $  (505)     $ 4,298        $ 3,793
                              ========       =======           =======       =======      =======        =======
Earnings (loss) per share--
  basic and diluted........   $ (79.80)                                      $ (4.58)(j)
                              ========                                       =======                     =======
Weighted average number of
  common shares outstanding
  basic and diluted........    110,365                                       110,365(k)
                              ========                                       =======                     =======

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS ADJUSTED
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                                        COMPANY
                                                           COMPANY     ADJUSTMENTS    AS ADJUSTED
                                                           --------    -----------    -----------
                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................  $  2,894     $  2,424(1)    $  5,318
  Accounts receivable, net...............................     3,720           --          3,720
  Inventories............................................     5,406           --          5,406
  Prepaid expenses and other current assets..............       367           --            367
  Deferred taxes.........................................       569           --            569
                                                           --------     --------       --------
          Total current assets...........................    12,956        2,424         15,380
  Property and equipment, net............................     2,342          472          2,814
  Intangible assets, net.................................    15,726         (262)        15,464
  Deferred taxes.........................................       255           --            255
  Other assets...........................................       298           --            298
                                                           --------     --------       --------
          Total assets...................................  $ 31,577     $  2,634       $ 34,211
                                                           ========     ========       ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable.......................................  $  1,726     $     --       $  1,726
  Accrued liabilities....................................     1,682           --          1,682
  Income taxes payable...................................       410           --            410
  Current portion of long-term debt......................     1,960       (1,761)(l)        199
  Current portion of payable under non-compete and
     consulting agreements...............................       336         (336)(l)         --
                                                           --------     --------       --------
          Total current liabilities......................     6,114       (2,097)         4,017
Long-term debt, net of current portion...................    23,971      (23,928)(l)         43
Payable under non-compete and consulting agreements, net
  of current portion.....................................     1,463       (1,463)(l)         --
Put warrant repurchase obligation........................    11,000      (11,000)(m)         --
Other liabilities........................................       179                         179
                                                           --------     --------       --------
          Total liabilities..............................    42,727      (38,487)         4,239
                                                           --------     --------       --------
Commitments and contingent liabilities
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock........................................        --           --             --
  Common stock...........................................        --           --             --
  Additional paid-in capital.............................        --       11,000(m)      42,550
                                                                          31,550(l)

  Shareholders' notes receivable.........................      (398)                       (398)
  Accumulated deficit....................................   (10,752)      (1,428)(n)    (12,180)
                                                           --------     --------       --------
          Total shareholders' equity (deficit)...........   (11,150)      41,122         29,972
                                                           --------     --------       --------
          Total liabilities and shareholders' equity
            (deficit)....................................  $ 31,577     $  2,634       $ 34,211
                                                           ========     ========       ========

            NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

     The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 gives effect to the consolidated results of operations for the year ended December 31, 1997 as if the Strato/Infusaid Acquisition and the Offering occurred on January 1, 1997. The unaudited condensed consolidated balance sheet gives effect to the financial position of the Company as of December 31, 1997 as if the Offering occurred at December 31, 1997.

     PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997, ARE AS FOLLOWS:

          (a) Represents the historical operating results of Strato for the period January 1, 1997 through the acquisition date of July 15, 1997.

          (b) Cost of goods sold has been reduced to eliminate overhead cost allocations which have not been incurred on an ongoing basis ($300).

          (c) Reflects the net increase in amortization ($124) of the cost over fair value of net assets acquired over a period of 30 years.

          (d) Selling, general and administrative expenses have been reduced to eliminate salaries and related benefits from sales personnel ($1,100) and administrative personnel ($406) not retained following the acquisition.

          (e) Reflects the compensation which the Chief Executive Officer and the President of the Company will begin to receive after completion of the Offering ($455).

          (f) Reflects the increase in interest expense ($1,994) resulting from additional debt of $23,500 with interest at rates ranging from 9.8% to 10.8% associated with the financing of the Strato/Infusaid Acquisition and amortization of related debt issue costs.

          (g) Reflects the reduction of interest expense ($6,020) resulting from the application of the net proceeds of this Offering to repay debt of the Company.

          (h) Reflects the removal of the non-recurring accretion of value of put warrant repurchase obligation associated with the Company's credit facility ($8,000). See Notes 6 and 8 of the Company's Consolidated Financial Statements.

          (i) Reflects applicable income tax effects of adjustments.

          (j) Earnings (loss) per common share is calculated by dividing pro forma net income by weighted average number of common shares outstanding. Such pro forma net income (loss) reflects the impact of the adjustments above.

          (k) Weighted average number of common shares outstanding is calculated based upon the relevant weighted average shares outstanding assuming anti dilution features which exist and assuming that the shares issuable upon exercise of the NationsCredit Commercial Corporation ("NationsCredit") warrants are outstanding for the year ended December 31, 1997.

     PRO FORMA ADJUSTMENTS FOR THE UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997, ARE AS FOLLOWS:

          (l) Reflects receipt and application of the net proceeds to the Company, including repayment of indebtedness, from the sale of common stock in this Offering.

          (m) Reflects the reclass of the put obligation upon the anticipated exercise of the NationsCredit warrant.

          (n) The use of net proceeds of the Offering to repay outstanding indebtedness will result in an immediate write-off of $1,428 representing unamortized debt issue costs existing at December 31, 1997.

             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   24
Management............................   37
Certain Transactions..................   42
Principal and Selling Shareholders....   45
Description of Capital Stock..........   46
Shares Eligible for Future Sale.......   49
Underwriting..........................   50
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   51
Notice to Canadian Residents..........   53
Legal Matters.........................   54
Experts...............................   54
Index to Financial Statements.........  F-1

                               ------------------
  UNTIL                , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

                                HORIZON MEDICAL
                                 PRODUCTS, INC.

                                     [LOGO]

                                      HMP
                                            Shares
                                  Common Stock
                               ($.001 par value)
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                         BANCAMERICA ROBERTSON STEPHENS

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
             ------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of certain costs and expenses incurred in connection with the issuance and distribution of the securities being registered:

Securities and Exchange Commission registration fee.........  $16,225
NASD filing fee.............................................    6,000
Nasdaq National Market listing fee..........................     *
Blue Sky fees and expenses (including counsel fees).........     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Registrar and Transfer Agent's fees and expenses............     *
Miscellaneous...............................................     *
                                                              -------
  Total.....................................................
                                                              =======

---------------

* To be provided by Amendment.

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Shareholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Georgia Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director.

     The Company's Bylaws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the Georgia Code. In addition, the Bylaws provide that the Company will advance to its directors or officers reasonable expenses of any such proceeding.

     Notwithstanding any provision of the Company's Articles and Bylaws to the contrary, the Georgia Code provides that the Company shall not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to the Company or is subjected to injunctive relief in favor of the Company: (i) for any appropriation, in violation of his duties, of any business opportunity of the Company; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director or officer received an improper personal benefit.

     The Company has purchased insurance with respect to, among other things, any liabilities that may accrue under the statutory provisions referred to above.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Company against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On March 17, 1995, the Company issued to Cordova 10,100 shares of the Company's Class A Common Stock (the "Cordova Shares"), in consideration for $10.00, pursuant to the exercise by Cordova of a warrant (the "Cordova Warrant"). The Company granted the Cordova Warrant to Cordova in 1994 in connection with a $1,000,000 loan made to the Company by Cordova. The Cordova Warrant and Cordova Shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On September 25, 1995, in connection with a $1.5 million loan to the Company from Sirrom, the Company issued to Sirrom a warrant (the "Sirrom Warrant") for the purchase of 9,486 shares of the Company's Class A Common Stock. On July 15, 1997, the Company redeemed the Sirrom Warrant in full with $400,000 in proceeds from the Credit Facility. The Sirrom Warrant was issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On December 15, 1995, the Company issued 900 shares of Class A Common Stock to J.H. Clark, a former officer of the Company, for consideration of $0.0167 per share. The shares were issued to Mr. Clark pursuant to the exercise of Mr. Clark's rights under a Stock Warrant Agreement dated May 1, 1993 between the Company and Mr. Clark. The issuance to Mr. Clark was made under the exemption from registration provided by Section 4(2) of the Securities Act.

     On March 19, 1996, Cordova exercised certain anti-dilution rights relating to the Cordova Warrant (and the shares issued pursuant thereto) to purchase 19 shares of the Company's Class A Common Stock for $.001 per share. The issuance to Cordova was made pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act.

     Pursuant to the 1995 Stock Appreciation Rights Plan (the "SAR Plan"), from June 1995 through November 1997, the Company granted an aggregate 124,200 stock appreciation rights ("SARs") to eligible employees and eligible sales representatives based on their achievement of certain performance targets. At January 31, 1997, 99,600 SARs were outstanding. The Compensation Committee has approved, effective the day immediately prior to consummation of the Offering,
(i) the cancellation of all outstanding SARs, (ii) the grant of an aggregate 99,600 options (the "SAR Conversion Options") to purchase Common Stock under the Stock Incentive Plan for holders of SARs who are then employed by the Company and (iii) the payment of cash compensation equal to one dollar for each SAR held by holders of SARs who are not employed by the Company upon consummation of the Offering. The SAR Conversion Options will be exercisable, in increments of 25% per year over four years, commencing on the first anniversary of the date of grant, at an exercise price per share equal to the initial pubic offering price. The foregoing issuances will be made in reliance on Rule 701 promulgated under the Securities Act.

     Concurrently with the consummation of the Offering, the Company intends to grant an aggregate 40,000 options to outside directors under the Stock Incentive Plan. The Company intends to rely on the Rule 701 exemption from registration for such issuance.

     All of the foregoing issuances were conducted without an underwriter or placement agent.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits (see Exhibit Index immediately preceding the exhibits for the page number where each exhibit can be found):

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 1.1       --  Form of Underwriting Agreement between the Company and
               Credit Suisse First Boston Corporation, BancAmerica
               Robertson Stephens and NationsBanc Montgomery Securities LLC
               as Representatives of the several underwriters*
 3.1       --  Amended and Restated Articles of Incorporation of the
               Company
 3.2       --  Amended and Restated Bylaws of the Company
 4.1       --  See Articles II, III, VII and IX of the Amended and Restated
               Articles of Incorporation filed as Exhibit 3.1 and Articles
               I, VII, VIII and IX of the Amended and Restated Bylaws filed as Exhibit 3.2
 4.2       --  Specimen Common Stock Certificate*
 5.1       --  Opinion of King & Spalding (including consent)*
10.1       --  Promissory Note dated September 28, 1995 made by Marshall B.
               Hunt to the order of the Company in the principal amount of
               $77,612.43, as amended by Amendment to Promissory Note dated
               September 28, 1996
10.2       --  Promissory Note dated September 28, 1995 made by William E.
               Peterson, Jr. to the order of the Company in the principal amount of $77,612.43, as amended by Amendment to Promissory
               Note dated September 28, 1996
10.3       --  Promissory Note dated September 28, 1995 made by Roy C.
               Mallady, Jr. to the order of the Company in the principal
               amount of $77,612.43.
10.4       --  Promissory Note dated October 12, 1995 made by Marshall B.
               Hunt to the order of the Company in the principal amount of
               $35,000.00, as amended by Amendment to Promissory Note dated
               October 12, 1995
10.5       --  Promissory Note dated October 12, 1995 made by William E.
               Peterson, Jr. to the order of the Company in the principal amount of $35,000.00, as amended by Amendment to Promissory
               Note dated October 12, 1995
10.6       --  Promissory Note dated October 12, 1995 made by Roy C.
               Mallady, Jr. to the order of the Company in the principal
               amount of $35,000.00, as amended by Amendment to Promissory
               Note dated October 12, 1995
10.7       --  Amended and Restated Secured Promissory Note dated July 15,
               1997 in the original principal amount of $1.5 million made by the Company in favor of NationsCredit Commercial
               Corporation with Acknowledgment and Consent of Guarantor
10.8       --  Credit Agreement dated as of July 15, 1997 among the
               Company, the Lenders referred to therein and NationsCredit
               Commercial Corporation, as Agent (together with the exhibits thereto)
10.9       --  Lease Agreement dated as of July 1, 1996 between The
               Development Authority of the City of Manchester and the
               Company
10.10      --  Lease Agreement dated as of August 29, 1997 between The
               Development Authority of the City of Manchester and the
               Company
10.11      --  1998 Stock Incentive Plan
10.12      --  Management Agreement dated as of January 1, 1995 between the
               Company and Cardiac Medical, Inc., together with
               Acknowledgment of Termination of Contract with CMI
10.13      --  Loan Agreement dated as of September 25, 1995 between the
               Company and Sirrom Capital Corporation*

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
10.14      --  Stock Purchase Agreement dated June 20, 1997 among the
               Company, Pfizer, Inc., Arrow International, Inc. and
               Strato(R)/Infusaid(TM) Inc., as amended by Amendment to
               Purchase Agreement, dated June 20, 1997*
10.15      --  Asset Purchase and Stock Redemption Agreement dated as of
               July 15, 1997 among the Company, Arrow International, Inc.
               and Strato(R)/Infusaid(TM) Inc.*
10.16      --  Asset Purchase Agreement dated October 24, 1995 by and among the Company, Horizon Acquisition Corp. and NeoStar Medical
               Technologies, Inc.*
10.17      --  Secured Subordinated Note dated October 24, 1995 made by
               Horizon Acquisition Corp. to the order of NeoStar Medical
               Technologies, Inc. in the principal amount of $2,461,017, as amended by Amendment to Secured Subordinated Note dated July
               31, 1997*
10.18      --  Agreement dated July 31, 1997 by and among Horizon
               Acquisition Corp., the Company, NeoStar Holding, Inc.,
               Joseph D. Pike, Thomas F. Darden, II, Williams W. Wells and
               Lance J. Bronnenkant*
10.19      --  Amendment to Security Agreement dated July 31, 1997 by and among Horizon Acquisition Corp., NeoStar Holding, Inc.,
               Joseph D. Pike, Thomas F. Darden, II, William W. Wells and
               Lance J. Bronnenkant*
10.20      --  Letter Agreement dated January 8, 1998 between Arrow
               International, Inc. and the Company re: the Company's use of
               the Norwood facility*
10.21      --  Agreement dated January 13, 1995 between the Company and ACT
               Medical, Inc.*
10.22      --  Horizon Plastic Ports: Term Sheet, dated March 18, 1997*
10.23      --  Letter Agreement to Supply Agreement between CarboMedics,
               Inc. and the Company, dated February 17, 1993, as amended,
               Development Agreement, dated February 17, 1993, by and
               between CarboMedics, Inc. and the Company, as amended, and
               Equity Agreement, dated as of February 17, 1993, by and
               between CarboMedics, Inc. and the Company, as amended*
10.24      --  Agreement dated May 8, 1997 between the Company and Robert
               Cohen*
10.25      --  Consulting and Services Agreement dated February 1, 1996 between the Company and Healthcare Alliance, Inc. as
               amended*
10.26      --  Second Amended License Agreement dated January 1, 1995 between Dr. Sakharam D. Mahurkar and NeoStar Medical(R)
               Technologies, Inc.*
10.27      --  License Agreement dated July   , 1995 between Dr. Sakharam
               D. Mahurkar and Strato(R)/ Infusaid(TM) Inc.*
10.28      --  Additional License Agreement dated January 1, 1997 between
               Dr. Sakharam D. Mahurkar and the Company*
10.29      --  Atlanta Office Purchase Agreement*
10.30      --  Employment Agreement, dated February   , 1998, between
               Marshall B. Hunt and the Company*
10.31      --  Employment Agreement, dated February   , 1998, between
               William E. Peterson, Jr. and the Company*
10.32      --  Premier Warrant*
10.33      --  Premier Group Purchasing Agreement*
21.1       --  Subsidiaries of the Company
23.1       --  Consent of King & Spalding (contained in Exhibit 5.1)*
23.2       --  Consent of Coopers & Lybrand, L.L.P.
24.        --  Power of Attorney (included on the signature page hereof)
27.1       --  Financial Data Schedule (for SEC filing purposes only)

---------------

* To be provided by amendment.

     (b) Financial Statement Schedules:

          The following financial statement schedule is furnished herewith:

             Valuation and Qualifying Accounts for the years ended December 31, 1995, 1996 and 1997.

          All other schedules for which provision is made in the applicable accounting regulation of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 13, 1998.

                                          HORIZON MEDICAL PRODUCTS, INC.

                                          By:     /s/ MARSHALL B. HUNT
                                            ------------------------------------
                                                      Marshall B. Hunt
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marshall B. Hunt and William E. Peterson, Jr., and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ MARSHALL B. HUNT                     Chairman, Chief Executive     February 13, 1998
-----------------------------------------------------      Officer (Principal
                  Marshall B. Hunt                         Executive Officer) and
                                                           Director

               /s/ ROY C. MALLADY, JR.                   Vice Chairman and Director    February 13, 1998
-----------------------------------------------------
                 Roy C. Mallady, Jr.

            /s/ WILLIAM E. PETERSON, JR.                 President and Director        February 13, 1998
-----------------------------------------------------
              William E. Peterson, Jr.

                 /s/ MARK A. JEWETT                      Vice President of Finance     February 13, 1998
-----------------------------------------------------      (Principal Financial and
                   Mark A. Jewett                          Principal Accounting
                                                           Officer)

                /s/ CHARLES E. ADAIR                     Director                      February 13, 1998
-----------------------------------------------------
                  Charles E. Adair

                  /s/ ROBERT COHEN                       Director                      February 13, 1998
-----------------------------------------------------
                    Robert Cohen

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ ROBERT J. SIMMONS                              Director            February 13, 1998
-----------------------------------------------------
                  Robert J. Simmons

               /s/ A. GORDON TUNSTALL                              Director            February 13, 1998
-----------------------------------------------------
                 A. Gordon Tunstall

                       REPORT OF INDEPENDENT ACCOUNTANTS

     In connection with our audits of the consolidated financial statements of Horizon Medical Products, Inc. as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, which consolidated financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Birmingham, Alabama
January 29, 1998

                                                                     SCHEDULE II

                         HORIZON MEDICAL PRODUCTS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                                     BEGINNING   CHARGED TO                                         ENDING
                                      BALANCE     EXPENSES    WRITE OFFS   DEDUCTIONS   OTHER(1)   BALANCE
                                     ---------   ----------   ----------   ----------   --------   --------
Year ended December 31, 1995:
  Allowance for returns and
     doubtful accounts.............   $ 7,426           --           --     $  6,264          --   $  1,182
  Inventory Reserve................   $    --           --           --           --          --   $     --
Year ended December 31, 1996:
  Allowance for returns and
     doubtful accounts.............   $ 1,162     $  5,835     $  7,806           --          --   $  6,997
  Inventory Reserve................   $     0           --           --           --          --   $      0
Year ended December 31, 1997:
  Allowance for returns and
     doubtful accounts.............   $ 6,997     $ 58,916           --     $210,098    $448,423   $304,238
  Inventory Reserve................   $    --     $125,000     $225,118           --    $350,050   $249,932

---------------

(1) Other consists of allowances and reserves acquired through acquisitions.

                                       S-2